

BOOT BARN

2023 ANNUAL REPORT

BOOT BARN STORE PORTFOLIO
345 Stores in 43 States[1]



2012



2023

[1]Data for Fiscal 2023. E-commerce sales in all 50 states and more than 100 countries worldwide.











Dear Shareholders,

This past year we built on our recent successes, advancing the Boot Barn business to new heights while strengthening our foundation for future growth. In fiscal 2023, we achieved record sales, accelerated our store opening cadence, and further expanded our product margin. Upon reflection, the most impressive part about these achievements was not just our ability to outperform in a difficult operating environment for the broader retail industry, but that we maintained and continued to build on the sizeable market share gains we captured in the previous year.

You'll recall that fiscal 2022 total sales increased 67% and consolidated same store sales expanded 54% year-over-year as we capitalized on a marketplace that was disrupted by supply chain issues caused by the pandemic. Despite these difficult comparisons, in fiscal 2023 we grew total sales by 11.4% while retaining the exceptional same store sales on a consolidated basis. We also improved our product margin by 30 basis points as our exclusive brand penetration reached its highest level in the history of the company. Putting our continued success this year in the broader context of the significant success we've had since fiscal 2018, Boot Barn revenue has more than doubled, adding nearly $1 billion in sales and merchandise margin has expanded approximately 500 basis points over the five-year period. Success on this scale doesn't happen by chance. It is built by a strong and dedicated team of employees, consistently executing our playbook of four strategic initiatives that have the proven ability to deliver outsized growth through a multitude of operating environments. These initiatives include:

1. *Expanding our store base*

   In fiscal 2023, we continued to add new stores in attractive markets as part of our strategy to grow sales and market share. During the year, we accelerated our store growth to 15% new units, up from our historical target of 10%, adding 45 new Boot Barn stores including expansion into five new states. This brought our total store count to 345 locations across 43 states at fiscal year-end, demonstrating both our rapid growth to-date along with the incredible whitespace opportunity still ahead as we work toward our longer-term outlook for 900 stores across the United States. Even more encouraging is our new store model now anticipates $3.5 million in first year sales, or more than double our original target. At this level our new stores are now paying back in just over one year instead of three, with nearly 100% cash-on-cash returns, which demonstrates the growing power of our store base expansion strategy.

2. *Driving same-store sales growth*

   On a consolidated basis, we were quite pleased to retain our outsized same-store sales growth from fiscal 2022 this year. The flat consolidated results were driven by a 1.8% expansion of retail store same store sales and a 10% decline in e-commerce. After delivering 57% retail store same store sales growth in fiscal 2022, a pause in expansion for our retail stores would have been understandable. However, our store channel delivered positive growth from a much higher base this year. While our online business declined, that business is cycling two very strong years, up 39% and 24% comparable growth in fiscal 2022 and fiscal 2021, respectively.

   I credit our ongoing sales success to our marketing team, merchandising team and field organization who worked in tandem to drive and deliver double-digit total sales growth for the organization. Our marketing team continues to expand our customer reach by modernizing the brand and carefully tailoring our communication to each customer segment. Our merchandising team remains focused on delivering an exciting and diverse product assortment to our customers, both in-store and online. At the same time, our field organization rose to the challenge of our accelerated store expansion this year, delivering world-class customer service, adeptly managing the inventory levels needed to sustain the elevated store sales and allocating store labor hours to the many omni-channel offerings we now have in place.

3. *Strengthening our omni-channel leadership*

   Over the past few years, we've made great strides with our e-commerce channel including the successful roll out of several omni-channel capabilities like ship to store, ship from store, cross-channel returns, and buy online pick-up in store. In fiscal 2023, we built upon these capabilities, expanding our ability to fulfill our e-commerce demand from our stores. This allowed us to dramatically increase the exclusive brand penetration of our e-commerce sales this year, as well as allowed us to move through store clearance inventory more efficiently and at a higher markup by making all inventory available to all shoppers, regardless of channel or location.

When considering the double-digit sales growth we delivered this year, it's important to recognize the synergistic relationship of our store and e-commerce channels. Our stores are instrumental in the growth of our e-commerce business as they have some involvement in approximately two thirds of our digital sales. At the same time, we continue to enhance our ability to use our e-commerce business to prospect for new customers and then convert them to store or omni-channel customers. While the store channel showed continued strength, last year's considerable e-commerce gains due to a strong online inventory position while many competitors and the branded sites were low in stock made for a difficult comparison in fiscal 2023. We view this normalization of the competitive landscape as a necessary and temporary headwind. Looking ahead, we will continue our focus on enhancing our omni-channel capabilities and integrating the two selling channels, leveraging our strong and growing nationwide store presence to do so. As we evaluate the broader retail landscape, we remain confident that our longstanding strategy of leveraging the combination of our store and digital businesses will continue to distinguish Boot Barn amongst the competition and deliver positive outcomes.

4. *Increasing the penetration of our exclusive brand portfolio and expanding our merchandise margin*

The exclusive brands portfolio remains one of the strongest sources of growth for Boot Barn. Our exclusive brands not only provide us with competitive differentiation, but they are also financially accretive to the business by approximately 1,000 basis points of margin. This year our exclusive brands surpassed $550 million in sales and represented 34% of total customer purchases; an improvement of 570 basis points over fiscal 2022. While this increased penetration allowed us to expand product margin for the seventh consecutive year in fiscal 2023, headwinds from higher than anticipated freight expenses overshadowed our progress on merchandise margin this year. Looking ahead to fiscal 2024, we expect freight headwinds to abate and anticipate delivering 150 basis points of merchandise margin expansion along with another 400 basis points of exclusive brand penetration as our high-quality and exclusive product continues to be among the top 5 selling brands in our stores.

I am proud of our accomplishments in fiscal 2023, particularly our ability to build on what was a record year by nearly every measure in fiscal 2022. Building upon and not retreating from these record levels despite a challenged economic environment inspires confidence in the efficacy of our four-pronged approach for growth. Our accelerated new store opening schedule and improved store operating metrics, our growing store footprint providing even greater integration with our digital channel, and the nearly decade-long expansion of product margins fueled by record penetration of our exclusive brands, positions us for continued growth as we head into fiscal 2024. And perhaps the most important ingredient to our success is the proven resolve and ongoing dedication of each member of the Boot Barn team. Their efforts have and will continue to fuel our leadership in the western and work industry in the year ahead. I offer my most sincere thank you to each and every Boot Barn partner and look forward to our future successes together.

Sincerely,



Jim Conroy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 1, 2023

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-36711

BOOT BARN HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**90-0776290**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15345 Barranca Pkwy
Irvine, CA 92618
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **(949) 453-4400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value	BOOT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of the end of its most recently completed second fiscal quarter was approximately $1.426 billion. Shares held by each officer, director and person owning more than 10% of the outstanding voting and non-voting stock have been excluded from this calculation because such persons may be deemed to be affiliates of the registrant. This determination of potential affiliate status is not necessarily a conclusive determination for other purposes. Shares held include shares of which certain of such persons disclaim beneficial ownership.

The number of outstanding shares of the registrant's common stock, $0.0001 par value, as of May 17, 2023 was 29,909,443.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A within 120 days after the end of the 2023 fiscal year, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Fiscal Year

We operate on a fiscal calendar that results in a 52- or 53-week fiscal year ending on the last Saturday of March unless April 1st is a Saturday, in which case the fiscal year ends on April 1st. In a 52-week fiscal year, each quarter includes thirteen weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include thirteen weeks of operations and the fourth quarter includes fourteen weeks of operations. The data presented contains references to fiscal 2023, fiscal 2022, and fiscal 2021, which represent our fiscal years ended April 1, 2023, March 26, 2022 and March 27, 2021, respectively. Fiscal 2023 was a 53-week period and fiscal 2022 and 2021 were each 52-week periods.

PART I

Item 1.   Business.

Our Company

We are the largest lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the United States. With 345 stores in 43 states as of April 1, 2023, we have more than three times as many stores as our nearest direct competitor that sells primarily western and work wear, and believe we have the potential to grow our domestic store base to 900 stores. Our stores, which are typically freestanding or located in strip centers, average 10,800 selling square feet and feature a comprehensive assortment of brands and styles, coupled with attentive, knowledgeable store associates. We target a broad and growing demographic, ranging from passionate western and country enthusiasts to workers seeking dependable, high-quality footwear and apparel. We strive to offer an authentic, one-stop shopping experience that fulfills the everyday lifestyle needs of our customers and, as a result, many of our customers make purchases in both the western and work wear sections of our stores. Our store environment, product offering and marketing materials represent the aesthetics of the true American West, country music and rugged, outdoor work. These threads are woven together in our vision, "To offer everyone a piece of the American spirit – one handshake at a time".

Our product offering is anchored by an extensive selection of western and work boots and is complemented by a wide assortment of coordinating apparel and accessories. Many of the items that we offer are basics or necessities for our customers' daily lives and typically represent enduring styles that are not meaningfully impacted by changing fashion trends. Accordingly, a majority of our inventory is kept in stock through automated replenishment programs. Our boot selection, which comprises approximately one-third of each store's selling square footage space, is merchandised on self-service fixtures with western boots arranged by size and work boots arranged by style and function. This allows us to display the full breadth of our inventory and deliver a convenient shopping experience. We also carry market-leading assortments of denim, western shirts, cowboy hats, belts and belt buckles, western-style jewelry and accessories. Our western assortment includes many of the industry's most sought-after brands, such as *Ariat, Cinch, Cody James, Corral, Dan Post, Durango, El Dorado, Idyllwind, Justin, Laredo, Miss Me, Montana Silversmiths, Moonshine Spirit, Resistol, Shyanne, Stetson, Tony Lama, Twisted X, and Wrangler*. Our work assortment includes rugged footwear, outerwear, overalls, denim and shirts for the most physically demanding jobs where durability, performance and protection matter, including safety-toe boots and flame-resistant and high-visibility clothing. Among the top work brands sold in our stores are *Carhartt, Cody James Work, Georgia Boot, Hawx, Thorogood, Timberland Pro* and *Wolverine*. Our merchandise is also available on our e-commerce websites.

Boot Barn was founded in 1978 and, over the past 45 years, has grown both organically and through successful strategic acquisitions of competing chains. We have rebranded and remerchandised the acquired chains under the Boot Barn banner. We believe that our business model and scale provide us with competitive advantages that have contributed to our consistent and strong financial performance, generating sufficient cash flow to support national growth.

Acquisitions

G.&L. Clothing, Inc.

On August 26, 2019, Boot Barn, Inc. completed the acquisition of G.&L. Clothing, Inc. ("G.&L. Clothing"), an individually-owned retailer operating one store in Des Moines, Iowa. As part of the transaction, Boot Barn, Inc. purchased the inventory, entered into new leases with the store's landlord and offered employment to the G.&L. Clothing team. The primary reason for the acquisition of G.&L. Clothing was to further expand the Company's retail operations in Iowa. The cash consideration paid for the acquisition was $3.7 million.

Drysdales, Inc.

On July 3, 2018, Boot Barn, Inc. completed the acquisition of assets from Drysdales, Inc. ("Drysdales"), a retailer with two stores in Tulsa, Oklahoma. As part of the transaction, Boot Barn, Inc. purchased the inventory, entered into new leases with the stores' landlord, offered employment to the Drysdales team at both store locations and assumed certain customer credits. The primary reason for the acquisition of Drysdales was to further expand the Company's retail operations in Oklahoma. The cash consideration paid was $3.8 million.

Lone Star Western & Casual LLC

On April 24, 2018, Boot Barn, Inc. completed the acquisition of Lone Star Western & Casual LLC ("Lone Star"), an individually owned retail company with three stores in Waxahachie, Corsicana and Athens, Texas. As part of the transaction, Boot Barn, Inc. purchased the inventory, entered into new leases with the stores' landlord and offered employment to the Lone Star team at all three store locations. The primary reason for the acquisition of Lone Star was to further expand the Company's retail operations in Texas. The cash consideration paid for the acquisition was $4.4 million.

Woods Boots Asset Acquisition

On September 11, 2017, we acquired assets from Wood's Boots, a four-store family-owned retailer with stores in Midland and Odessa, Texas. As part of the transaction, we purchased the inventory, entered into new leases with the stores' landlord, offered employment to the Wood's Boots team at all four store locations and assumed certain customer credits. Based on the fair value analysis of the net assets acquired and liabilities assumed, the inventory was valued at $2.8 million, and the customer credits were valued at less than $0.1 million.

Country Outfitter Asset Acquisition

On February 16, 2017, we acquired all rights and interest in the www.countryoutfitter.com website and tradename, along with the associated social media platforms. We additionally purchased a customer email list and assumed Country Outfitter's merchandise credits. The Country Outfitter e-commerce website sells primarily country and western fashion merchandise. The Country Outfitter assets were purchased for $1.8 million of cash and assumed liabilities. The Company operates www.countryoutfitter.com as a website separate from its other e-commerce sites.

Sheplers Acquisition

On June 29, 2015, we acquired Sheplers, Inc. and Sheplers Holding Corporation (now known as Sheplers, LLC and Sheplers Holding LLC, respectively, following the conversion of these entities to limited liability companies on September 26, 2021) (these entities collectively, "Sheplers"), a western lifestyle company with 25 retail locations across the United States and an e-commerce business. We refer to the acquisition as the "Sheplers Acquisition". We financed the Sheplers Acquisition with borrowings under a senior secured asset-based revolving credit facility for which Wells Fargo Bank, National Association is agent (the "Wells Fargo Revolver"), and a syndicated senior secured term loan for which GCI Capital Markets LLC was agent (the "2015 Golub Term Loan"). Through the Sheplers Acquisition, we added eight new markets, expanded both our Texas (Dallas and San Antonio) and Denver markets, and greatly increased our omni-channel capabilities as Sheplers had a leading e-commerce platform ("Sheplers e-commerce"). We rebranded 19 of the 25 retail stores acquired through the Sheplers Acquisition, and closed the remaining six stores during fiscal 2016. The acquisition-date fair value of the consideration transferred totaled $149.3 million.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and provide a solid foundation for future growth:

Powerful lifestyle brand. The Boot Barn brand is built on western lifestyle values that are core to American culture. Our deep understanding of this lifestyle enables us to create long-lasting relationships with our customers who embody these ideals. Our brand is highly visible through our sponsorship of local and national rodeos, stock shows, concerts and country music artists. We sell our products through pop-up shops at several of the largest events that we sponsor. We believe these grassroots marketing efforts make our brand synonymous with the western lifestyle, validate our brand's authenticity and establish Boot Barn as the trusted specialty retailer for all of our customers' everyday needs.

Strong e-commerce positioning. We offer a compelling shopping experience to our customers, including 345 brick-and-mortar stores combined with our e-commerce websites consisting primarily of bootbarn.com, sheplers.com, countryoutfitter.com, idyllwind.com and third-party marketplaces. Additionally, during fiscal 2023, we launched a Boot Barn app, which has become an additional sales channel for the business. Bootbarn.com and sheplers.com offer a compelling every-day low price shopping experience catered towards a lifestyle customer with western roots and a strong work influence. Countryoutfitter.com has a curated assortment appealing to a more fashion-based country lifestyle customer. Each of our e-commerce sites has distinct brand positioning and provides a differentiated shopping experience to our customers.

Fast growing specialty retailer of western and work wear in the U.S. Our broad geographic footprint, which currently spans 43 states, provides us with significant economies of scale, enhanced supplier relationships, the ability to recruit and retain high quality store associates and the ability to reinvest in our business at levels that we believe exceed those of our competition.

Loyal customer base. Our customers come to us for many aspects of their everyday footwear and clothing needs because of the breadth and availability of our product offering. Our customer loyalty program, B Rewarded, enhances our connection and relationship with our customers. Our loyalty program has grown rapidly since its inception in fiscal 2011 and as of April 1, 2023, includes approximately 7.1 million members who have purchased merchandise from us in the last three fiscal years. The majority of our sales are made to these customers. We leverage this database, which provides useful information about our customers, to enhance our marketing activities across our stores and e-commerce websites, refine our merchandising and planning efforts and assist in our selection of sites for new stores.

Differentiated shopping experience. We deliver a one-stop shopping experience that engages our customers and, we believe, fulfills their lifestyle needs. Our stores are designed to create an inviting and engaging experience and include prominent storefront signage, a simple and easy-to-shop layout and a large and conveniently arranged self-service selection of boots. We offer significant inventory breadth and depth across a range of boots, apparel and accessories. Additionally, all of our stores are equipped with touch screen devices that allow our customers to access additional boots, apparel and other items from our e-commerce distribution center inventory as well as the inventory at most of our larger third-party vendors, purchase these items in store, and, in most cases, receive free shipping. We also have touch screen devices that allow customers to browse our in-store assortment and select an item that meets their functional requirements and preferences. We continue to enhance customer service with our omni-channel initiatives, including buy online pick up in-store, buy online pick up curbside, buy online return in store, buy online ship from store, same day delivery and in-store fulfillment of online purchases. We believe that our strong, long-lasting supplier relationships enhance our ability to provide a compelling merchandise assortment with a strong in-stock position both in-store and online. Our knowledgeable store associates are passionate about our merchandise and deliver a high level of service to our customers. These elements help promote customer loyalty and drive repeat visits.

Compelling merchandise assortment and strategy. We believe we offer a diverse merchandise assortment that features the most sought-after western and work wear brands, well-regarded niche brands and exclusive brands across a range of merchandise categories including boots, apparel and accessories. We have a core assortment of styles that serves as a foundation for our merchandising strategy and we augment and tailor that assortment by region to cater to local preferences.

Portfolio of exclusive brands. We have leveraged our scale, merchandising experience and customer knowledge to launch a portfolio of brands exclusive to us, which primarily include *Shyanne*, *Cody James*, *Moonshine Spirit*, *Idyllwind*, *Hawx*, *Cody James Work*, *El Dorado*, *Cleo + Wolf*, *Brothers & Sons*, *Rank 45* and *Blue Ranchwear*. Our exclusive brands are currently available in stores, on bootbarn.com, sheplers.com, countryoutfitter.com and third-party marketplaces, and offer high-quality western and work boots as well as apparel and accessories for men, ladies and kids. Each of our exclusive brands address product and price segments that we believe are underserved by third-party brands and has historically achieved better merchandise margins than the third-party brands that we carry. Customer receptivity and demand for our exclusive brands have been strong, demonstrated by their increasing penetration and sales momentum across our store base and e-commerce websites.

Versatile store model with compelling unit economics. We have successfully opened and currently operate stores that generate strong cash flow, consistent store-level financial results and an attractive return on investment across a variety of geographies, markets, store sizes and location types. We operate stores in markets characterized as agribusiness centers and ranch regions, and in other various geographies throughout the United States. Our stores are also successful in small, rural towns, suburban and major metropolitan areas.

Our new store model requires an average net cash investment of approximately $1.4 million and targets an average payback period of three years. Our lean operating structure, coupled with our strong supplier relationships, has allowed us to grow with minimal supply chain investments as a portion of our products ship directly from our suppliers to our stores. We believe that our proven retail model and attractive unit economics support our ability to grow our store footprint in both new and existing markets across the U.S.

Highly experienced management team and passionate organization. Our senior management team has extensive experience across all key retail disciplines and has been instrumental in developing a robust and scalable infrastructure to support our growth. In addition to playing an important role in developing our long-term growth initiatives, our senior management team embraces the genuine and enduring qualities of the western and work lifestyle and has created a positive culture of enthusiasm and entrepreneurial spirit which is shared by team members throughout our entire organization.

Our Growth Strategies

We are pursuing several strategies to continue our profitable growth, including:

Continuing omni-channel leadership. Our growing national footprint, social media following and broader marketing efforts drive traffic to our stores and e-commerce websites. We operate our e-commerce websites and app as an alternative to shopping in the stores, which allows us to reach customers outside our geographic footprint. We continue to make investments in both online and in-store advertising, aimed at increasing traffic to our e-commerce websites, which reached more than 91 million total visits in fiscal 2023 compared to more than 88 million total visits in fiscal 2022, and increasing the amount of merchandise purchased by customers who visit our websites, while improving the shopping experience for our customers. Additionally, all of our stores are equipped with touch screen devices that allow our customers to access additional boots, apparel and other items from our e-commerce distribution center inventory as well as the inventory at most of our larger third-party vendors, purchase these items in store, and, in most cases, receive free shipping. We also have touch screen devices that allow customers to browse our in-store assortment and select an item that meets their functional requirements and preferences. We continue to enhance customer service with our omni-channel initiatives, including buy online pick up in-store, buy online pick up curbside, buy online return in store, buy online ship from store, same day delivery and in-store fulfillment of online purchases. We have also made investments in our e-commerce infrastructure, including adding automation to our distribution centers to support expanding e-commerce growth. Our e-commerce sales as a portion of total consolidated net sales were 12.8% and 15.5% in fiscal 2023 and fiscal 2022, respectively.

Driving same store sales growth. We believe that we can continue to grow our same store sales by increasing our brand awareness, driving additional traffic to our stores, e-commerce websites and app, and increasing the amount of merchandise purchased by customers while visiting both our stores and e-commerce channels. Our management team has several initiatives in place to accelerate growth, enhance our store associates' selling skills, drive store-level productivity and increase customer engagement through our loyalty program.

Building our exclusive brand portfolio. We believe we can achieve gross margin enhancement by increasing the penetration of our exclusive brand sales. As of April 1, 2023, our exclusive brands primarily include *Shyanne*, *Cody James*, *Moonshine Spirit*, *Idyllwind*, *Hawx, Cody James Work, El Dorado*, *Cleo + Wolf*, *Brothers & Sons*, *Rank 45* and *Blue Ranchwear*, and are sold in our stores, on our e-commerce websites and app, and on third-party marketplaces. Each of our exclusive brands, which address product and price segments that we believe are underserved by third-party brands, offers high quality exclusive products to our customers and has historically achieved better merchandise margins than the third-party brands that we carry.

Expanding our store base. Driven by our compelling store economics, we believe that there is a significant opportunity to expand our store base in the U.S. During fiscal 2023, we opened 45 new stores with no acquisitions. We typically rebrand acquired stores within twelve months from the date of acquisition. Based on an extensive analysis, we believe that we have the potential to grow our domestic store base of 345 stores as of April 1, 2023 to approximately 900 stores over time. Over the long-term we plan to target store openings in new and existing markets and in adjacent and underserved markets that we believe will be receptive to our concept. Over the past several years, we have made investments in personnel, information technology, distribution center infrastructure and e-commerce platforms to support the expansion of our operations.

Leveraging our economies of scale. We believe that we have a variety of opportunities to increase the profitability of our business over time. Our ability to leverage our infrastructure and drive store-level productivity is expected to be a driver of our improvement in profitability. We intend to continually refine our merchandise mix and increase the penetration of our exclusive brands to help differentiate us from our competitors and achieve higher merchandise margins. We also expect to capitalize on additional economies of scale in purchasing and sourcing as we grow our geographic footprint and online presence.

Enhancing brand awareness. We intend to enhance our brand awareness and customer loyalty in a number of ways, such as continuing to grow our store base and our online and social media initiatives. We use broadcast media such as radio, television and outdoor advertisements to reach customers in new and existing markets. We also maintain our strong market position through our grassroots marketing efforts, including sponsorship of rodeos, stock shows and other western industry events, as well as our association with country music, including partnerships with Miranda Lambert and Brad Paisley and up-and-coming country musicians. We have an effective social media strategy with high customer engagement, as evidenced by our strong following on Facebook and Instagram.

Our Market Opportunity

We participate in the large, growing and highly fragmented western, country lifestyle and work wear markets of the broader apparel and footwear industry. We offer a variety of boots, apparel and accessories that are basics or necessities for our customers' daily lives. Many of our customers are employed in the agriculture, oil and gas, manufacturing and construction industries, and are often country and western enthusiasts. We believe that growth in the western and country lifestyle markets will continue to be driven by the growth of western events, such as rodeos, the popularity of country music, growth in casual wear, affinity for outdoor activities, and the continued strength and endurance of the western lifestyle. We believe that growth in the work wear market will continue to be driven by increasing activity in construction and manufacturing. Additionally, government regulations for workplace safety have driven and, we believe, will continue to drive, sales in specific categories, such as safety-toe boots and flame-resistant and high-visibility clothing for various industrial and outdoor occupations.

Our Sales Channels

During fiscal 2023, we continued to enhance our omni-channel capabilities. Our current omni-channel presence consists of both brick-and-mortar stores as well as an e-commerce platform, consisting primarily of bootbarn.com, sheplers.com, countryoutfitter.com, idyllwind.com and third-party marketplaces. Additionally, during fiscal 2023, we launched a Boot Barn app, which has become an additional sales channel for the business.

Our stores

As a lifestyle retail concept, our stores offer a broad array of merchandise to outfit an entire family, while working during the week, relaxing on the weekend, or dressing up for an evening out. Our stores are easy to navigate across all major product categories. The majority of our stores have ladies' and children's apparel, men's western and work apparel, basic and more stylized denim, and accessories such as hats, belts, jewelry, handbags, gifts and various other items.

Boots are our signature category, with an expansive assortment displayed on fixtures up to six shelves in height. We offer virtually all of our boots in pairs out on the sales floor. To reflect the typical purchasing decision process of each of our customer segments, we arrange all western boots by size and all work boots by function and brand. While our knowledgeable and friendly store associates are readily available to assist our customers, the store design facilitates a self-service shopping experience.

Our stores are generally located in or near high visibility, power and large neighborhood shopping centers with trade areas of five or more miles. Our stores average 10,800 selling square feet and feature a comprehensive assortment of brands and styles, coupled with attentive, knowledgeable store associates. Our stores are designed and managed to drive profitability and, we believe, create a compelling customer shopping experience.

During fiscal 2023, we opened 45 new stores. As of April 1, 2023, our retail footprint included 345 stores in 43 states across the U.S. Two of our stores are operated under the "American Worker" name. Our American Worker stores primarily feature work-related footwear, apparel and accessories. We do not currently intend to open additional American Worker stores.

The following table shows the number of stores in each of the 43 states in which we operated as of April 1, 2023.

State	Number of stores
Alabama	3
Arizona	17
Arkansas	2
California	64
Colorado	15
Connecticut	1
Delaware	2
Florida	9
Georgia	4
Idaho	3
Illinois	2
Indiana	6
Iowa	6
Kansas	5
Kentucky	3
Louisiana	6
Maryland	1
Michigan	2
Minnesota	4
Mississippi	1
Missouri	3
Montana	4
Nebraska	2
Nevada	12
New Jersey	2
New Mexico	7
New York	1
North Carolina	10
North Dakota	6
Ohio	5
Oklahoma	8
Oregon	5
Pennsylvania	7
South Carolina	3
South Dakota	2
Tennessee	12
Texas	74
Utah	3
Virginia	5
Washington	5
West Virginia	1
Wisconsin	3
Wyoming	9
Total	**345**

E-commerce

Our e-commerce websites are an integral part of our brand and allow us to further build awareness in our current markets and reach customers not served by our current geographic footprint. During fiscal 2023, we had more than 91 million total visits to our websites and we sold merchandise to customers in all 50 states. Approximately 2.8% of our total e-commerce revenue for fiscal 2023 was generated from customers outside of the United States. Such foreign-source revenue constituted approximately 0.4% of our overall net sales in fiscal 2023.

Our growing national footprint and broader marketing efforts drive traffic to our bootbarn.com website and app, which in turn also drives traffic to our stores. We believe that many customers, especially those shopping for boots, browse online at bootbarn.com or our app and then visit our stores to make their purchases to ensure a proper fit. As a multi-channel retailer, we are implementing technology initiatives that integrate in-store and e-commerce platforms into one seamless customer experience. As an example, our stores have in-store touch screen devices that expand the product offering available to our in-store customers, including additional styles, colors and sizes not carried in the store. We continue to enhance customer service with our omni-channel initiatives, including buy online pick up in-store, buy online pick up curbside, buy online return in store, buy online ship from store, same day delivery and in-store fulfillment of online purchases.

Our e-commerce businesses are every-day low price models. For all of our e-commerce brands, we communicate information on current promotions and upcoming events on our e-commerce websites, which helps drive purchases online and traffic to our stores. We continue to improve follow-up email communication related to order confirmations, as well as offer boot care and other accessories associated with boot purchases.

Store expansion opportunities and site selection

We have substantial experience in opening stores in new and existing geographic markets. During the last three fiscal years, we have successfully added, on a net basis, 86 new stores through organic growth. We evaluate potential new locations in light of a variety of criteria, including local demographics and population, the area's industrial base, the existing competitive landscape, occupancy costs, store visibility, traffic, environmental considerations, co-tenancy and accessibility. We also consider a region's total store potential to help ensure efficiencies in store management and media spending. Most of our stores are in high-traffic and highly visible locations and many have freeway signage. Stores located in metropolitan areas are typically established in high-density neighborhoods, and stores located in rural areas are typically established near highways or major thoroughfares.

Based on a recent extensive internal and external analysis of our current customer base, store performance drivers and competitor penetration, we believe that the U.S. market supports the ability to grow our current domestic store base to approximately 900 stores. We utilized multiple methods for measuring market size, including a review of demographic and psychographic factors by core-based statistical areas across the United States. We supplemented that data by analyzing our share of the geographic markets in which we currently operate and extrapolating that share to new geographic markets. Based on our market analysis, we have created a regional and state-by-state development plan to strategically extend our store portfolio. Careful consideration was given to operational constraints and merchandising differences in new and existing markets, while balancing the relevant risks associated with opening stores in those markets.

Over the past several years, we have invested in construction and real estate resources, information technology and distribution center infrastructure to support the expansion of our operations. In addition, we have developed a model for new stores that assumes a leased 10,000 to 15,000 square foot space, requires an average net cash investment of approximately $1.4 million and targets an average payback period of three years. We believe that under this model we can grow our store base by at least 10% annually over the next several years without substantially modifying our current resources and infrastructure.

Store Management and Training

We have a strong culture focused on providing superior customer service. We believe that our store associates and managers form the foundation of the Boot Barn brand. We recruit people who are welcoming, friendly and service-oriented, and who often live the western lifestyle or have a genuine affinity for it. We have a positive culture of enthusiasm and entrepreneurial spirit throughout the Company, which is particularly strong in our stores. Given the lifestyle nature of the Boot Barn brand, we have developed a natural connection between our customers and our store associates.

Given the importance of both fit and function in selling much of our product, we utilize a well-developed sales, service and product training program. We provide more than 20 hours of training for new store associates, as well as ongoing product, sales and leadership training. Additionally, we provide home office and supplier-led workshops on products, selling skills and leadership at our annual three-day store manager meeting. Our store management training programs emphasize building skills that lead to effective store management and overall leadership. Our store managers are responsible for hiring and staffing our stores and are empowered with the sales, customer service and operational tools necessary to monitor employee and store performance. We believe that our continued investments in training our employees help drive loyalty from our store associates and, in turn, our customers. We are committed to providing the right merchandise solution for each of our customers based on the ultimate end use of our products. Our goal is to train each of our store associates to be able to guide a customer throughout a store and provide helpful knowledge on product fit, functions and features across our departments. Rather than rely heavily on sales commissions and supplier-specific incentive programs, we utilize a system under which the vast majority of our store associates' compensation is based on an hourly wage. We believe that this produces a team-oriented culture, creates a less pressured selling environment and helps ensure that our store associates are focused on the specific needs of our customers.

Merchandising

Strategy

We seek to establish our stores as a one-stop destination for western and work-related footwear, apparel and accessories. Our merchandising strategy is to offer a core assortment of products, brands and styles by store, department and price point. We augment and tailor this assortment by region to cater to local preferences such as toe profiles for western boots, styling for western apparel, and functions and features for work apparel and work boots depending on climate and the local industries served. In addition, we actively maintain a balance between third party brands and our own brands that, we believe, offers our customers a compelling mix between selection, product and value.

Our business is moderately seasonal and as a result our revenues fluctuate from quarter to quarter. The third quarter of our fiscal year, which includes the Christmas shopping season, has historically produced higher sales and disproportionately higher operating results than the other quarters of our fiscal year. Historically, neither the western nor the work component of our business has been meaningfully impacted by fashion trends or seasonality. We believe that many of our customers are driven primarily by utility and brand, and our best-selling styles tend to be items that carry over from year to year with only minor updates. In fiscal 2023, fiscal 2022 and fiscal 2021 we generated approximately 31%, 33% and 34% of our net sales during our third fiscal quarter, respectively.

We have a minimal amount of seasonal merchandise that could necessitate significant markdowns. This allows us to implement automated replenishment systems for the majority of our merchandise, meaning that, as in store and e-commerce sales are captured at the point of sale, recommended purchase orders are systematically generated for approval by our merchandising group, ensuring our strong in-stock inventory position. As a result, demand and margins for the majority of our products are fairly predictable, which reduces our inventory risk. Unfavorable economic conditions could leave us with either excess inventory or a shortage of inventory and increased pressure on our margins. For more information about the risks, uncertainties, and other factors that could affect our future results, please see Item 1A, Risk Factors, of this Annual Report on Form 10-K.

Our products

During fiscal 2023, our products contributed to overall sales in the following manner:

- *Gender*—Men's merchandise accounted for approximately 60% of our sales with the balance being ladies, kids and unisex merchandise.

- *Styling*—Western styles comprised approximately 70% of our sales, with work-related and other styles making up the balance.

- *Product category*—Boots accounted for 47% of our sales, with apparel comprising an additional 37% and the balance consisting of hats, gifts, accessories and home merchandise.

Throughout our long history we have maintained collaborative relationships with our key suppliers. These relationships, coupled with our scale, have allowed us to carry a wide selection of popular and niche brands. In many cases, we are one of the largest accounts of our suppliers and have become important as the largest specialty retailer of western and work wear in the U.S. As a result, we have several advantages relative to our competitors, including increased buying power and access to first-to-market or limited-edition products. This provides us with competitive differentiation and the ability to generate higher merchandise margins.

Our scale has also allowed us to introduce our own proprietary western wear brands, *Shyanne* and *Cody James,* which offer high-quality western boots, shirts, jackets and hats for women and men, respectively. We also have an exclusive license agreement with country music star Brad Paisley, who designs a collection of boots, apparel and accessories for us, under the brand name *Moonshine Spirit*, that reflect his lifestyle and personality. In fiscal 2019 we entered into a new partnership with country music artist Miranda Lambert, to develop a lifestyle brand, *Idyllwind*, inspired by her music and creative talents, which includes boots, apparel and accessories. In fiscal 2020 we developed two additional exclusive brands, *Hawx* and *Cody James Work.* These brands offer high quality work wear and work boots to our customers. We created these brands to address segments that we believe are underserved by third-party brands. In fiscal 2022 we developed four new exclusive brands, *Cleo + Wolf, Brothers & Sons, Rank 45 and Blue Ranchwear*. These brands expand our exclusive merchandise assortment to our country customer. We have a dedicated product development team that designs and sources merchandise from suppliers around the world. These product assortments are exclusive to Boot Barn and are merchandised and marketed as if they were third-party brands. In fiscal 2023, sales from our exclusive brand products accounted for approximately 34.0% of our consolidated sales. These exclusive brands differentiate us from our competitors and have historically produced higher incremental merchandise margins than the third-party brands that we carry.

Planning and allocation

We believe that we have assembled a talented and experienced team in both the buying and merchandise planning functions. The experience of our team is critical to understanding the technical requirements of our merchandise based on region and use, such as the appropriate safety toe regulations for work boots in a particular industry. The team is constantly managing our replenishment model to ensure a high in-stock position by stock keeping unit, or SKU, on a store-by-store basis. Our merchandising team optimizes the product selection, mix and depth across our stores by analyzing demand on a market-by-market basis, continuously reviewing our sell-through results, communicating with our suppliers about local market preferences and new products, shopping our competitors' stores, and immersing themselves in trade and western lifestyle events including rodeos, country music concerts and other industry-specific activities. Our merchandising team also makes frequent visits to our stores and partners with our regional, district and store managers to refine the merchandise assortment by region. Our team has demonstrated the ability to effectively manage merchandising, pricing and promotional strategies across our store base.

To keep the product assortment fresh, we reposition a small portion of our merchandise on the sales floor every month. To drive traffic to our stores and create in-store energy and excitement, we execute a promotional calendar that showcases select brands or merchandise categories throughout the year and rotates on a monthly cadence. Our promotional activity also enables us to consistently engage with our customers both online and in-store, as well as through our various marketing media. Our ability to optimize the price for each merchandise category on a market-by-market basis, helps us to maximize profitability while remaining price competitive.

Marketing and Advertising

Our marketing strategy is designed to build brand awareness, acquire new customers, enhance customer loyalty and drive in-store and online transactions. We customize our marketing mix for each of our markets and purposes. For example, during store grand openings we engage in additional local community outreach and advertise in local print media in select markets. We primarily use the following forms of media:

Pay-per-click—We use pay-per-click advertising to reach online shoppers whose behavior indicates an interest in our products. This marketing medium allows us the opportunity to grow our business and acquire new customers.

Radio and television—We purchase spots on both national and regional radio stations to draw customers to nearby locations. We also maintain relationships with several country music artists in order to capitalize on the popularity of country music, using our stores and marketing communications to promote their concerts or album sales. These country music artists occasionally make in-store appearances, mention us on social media or give private performances. We also purchase both regional and national television spots to create awareness in new markets, grow our brand recognition in existing markets and occasionally help support grand openings of new stores.

Direct mail—We conduct several direct mail campaigns, and during fiscal 2023, we sent out approximately 11.8 million mailers, ranging in size from postcards to catalogs of approximately 50 pages.

E-mail—We e-mail our e-commerce customers and members of our B Rewarded loyalty program as part of our cross-channel effort to drive traffic to our stores and websites. We sent more than one billion e-mails in fiscal 2023.

Social media—We also have a marketing strategy that has produced a fast-growing social media presence, as evidenced by our strong following on Facebook and Instagram. Our posts celebrate country and western life and humor, and routinely get thousands of likes, hundreds of shares and dozens of comments each.

Event sponsorship—We typically sponsor community-based western events each year within the regional footprint of our store locations. Houston Livestock Show and Rodeo, a well-known 20-day celebration of western heritage, is one of our most prominent sponsorships and attracts more than two million visitors to Houston, Texas, where we operate many stores in the area. We also sponsor the San Antonio Stock Show and Rodeo, an 18-day event with more than a million attendees. Other prominent sponsorships include Cheyenne Frontier Days, the largest outdoor rodeo in the U.S., the Professional Rodeo Cowboys Association and related National Finals Rodeo in Las Vegas, Nevada, Professional Bull Riders and the National High School Rodeo Association, which supports rodeos for competitors in high school and junior high school. At more prominent events, we often set up large pop-up shops which allow participants to purchase our merchandise.

Distribution

Our suppliers ship a portion of our in-store merchandise directly to our stores and a portion of our e-commerce merchandise to our e-commerce customers. The remaining units are either shipped from our distribution center located in Fontana, California, or from our distribution center in Wichita, Kansas. Our distribution center in California primarily distributes our exclusive brand and volume discount purchases to our stores, and supplies inventory for sponsored events and new store openings. Our Wichita, Kansas distribution center fulfills our e-commerce orders. In accordance with our automated replenishment programs, third-party suppliers typically deliver merchandise to our stores daily, ensuring in-stock merchandise availability and a steady flow of new inventory for our customers.

Competition

The retail industry for western and work wear is highly fragmented and characterized by primarily regional competitors. We estimate that there are thousands of independent specialty stores scattered across the country. We believe that we compete primarily with smaller regional chains and independents on the basis of product quality, brand recognition, price, customer service and the ability to identify and satisfy consumer demand. In addition, as we expand our e-commerce sales presence, we are competing to an increasing degree with online retailers and the e-commerce offerings of traditional competitors. We also compete with farm supply stores and, to a lesser degree, mass merchants, some of which are significantly larger than us, but most of which realize only a small percentage of their total revenues from the sale of western and work wear. We have more than three times as many stores as our nearest direct competitor that sells primarily western and work wear and we believe that our nationally recognized lifestyle brand, economies of scale, breadth and depth of inventory across a variety of categories, strong in-stock position, portfolio of authentic exclusive brands, enhanced supplier partnerships, exclusive offerings and ability to recruit and retain high quality store associates favorably differentiate us from our competitors.

Information technology

We have made significant investments to create a scalable information technology platform to support growth in our retail and e-commerce sales without further near-term investments in our information technology infrastructure. We use an Enterprise Resource Planning system ("Aptos Retail") for integrated point-of-sale, merchandising, planning, sales audit, customer relationship management, inventory control, loss prevention, purchase order management and business intelligence. We operate Aptos Retail on a software-as-a-service platform. This approach allows us to regularly upgrade to the most recent software release with minimal operational disruption, nominal systems infrastructure investment and a relatively small in-house information technology department. Aptos Retail also interfaces with our accounting system.

We have also invested in an information technology platform for our e-commerce websites, which acts as the foundation for our digital store fronts.

Intellectual property

We regard our trademarks as having value and as being important to our marketing efforts. We have registered our trademarks in the U.S., including our brand name "Boot Barn" and our exclusive brands. We have a registered trademark for the "Sheplers" and "Country Outfitter" brand names. We have foreign trademark protection in China and Hong Kong where we have registered our Boot Barn trademarks. We also own the domain name for www.bootbarn.com, www.sheplers.com and www.countryoutfitter.com. Our policy is to pursue registration of our trademarks and to rigorously defend their infringement by third parties.

Our employees

As of April 1, 2023, we employed approximately 2,700 full-time and 6,100 part-time employees, of which approximately 1,000 were employed at our Store Support Center and distribution centers and approximately 7,800 were employed at our stores. The number of employees, especially part-time employees, fluctuates depending upon our seasonal needs. None of our employees are represented by a labor union and we consider our relationship with our employees to be good. We have never experienced a strike or significant work stoppage.

Regulation and legislation

We are subject to labor and employment laws, laws governing truth-in-advertising, privacy laws, safety regulations and other laws at the federal, state and local level, including consumer protection regulations, such as the Consumer Product Safety Improvement Act of 2008, that regulate retailers and govern the promotion and sale of merchandise and the operation of stores and distribution centers. We monitor changes in these laws and believe that we are in material compliance with all applicable laws.

We source many of our exclusive brand products from outside the U.S. The U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our supplier compliance agreements mandate compliance with applicable law, including these laws and regulations.

Available Information

Our internet address is www.bootbarn.com and the investor relations section of our website is located at investor.bootbarn.com, where we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Information on our website should not be considered part of this Annual Report on Form 10-K unless specifically incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements refer to our current expectations and projections relating to, by way of example and without limitation, our financial condition, liquidity, profitability, results of operations, margins, plans, objectives, strategies, future performance, business and industry. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "might", "will", "could", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events, but not all forward-looking statements contain these identifying words. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, the factors set forth in Item 1A. Risk Factors – "Summary of Risk Factors" below.

We derive many of our forward-looking statements from our current operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. For these reasons, we caution readers not to place undue reliance on these forward-looking statements.

See "Risk Factors" for a more complete discussion of the risks and uncertainties mentioned above and for a discussion of other risks and uncertainties. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this annual report and in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this annual report are made only as of the date hereof. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Item 1A. Risk Factors

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Form 10-K and our other filings with the SEC.

Risks Related to our Business

- Our sales could be severely impacted by decreases in consumer spending due to declines in consumer confidence, local economic conditions in our markets or changes in consumer preferences.
- Our business largely depends on a strong brand image, and if we are unable to maintain and enhance our brand image, particularly in markets where we have newly acquired stores and in new markets where we have limited brand recognition, we may be unable to increase or maintain our level of sales.
- Most of our merchandise is produced in foreign countries, making the price and availability of our merchandise susceptible to international trade risks and other international conditions, including supply chain disruptions and geopolitical conditions such as the ongoing conflict between Russia and Ukraine.
- We face intense competition in our industry and we may be unable to compete effectively.
- Our failure to adapt to new challenges that arise when expanding into new geographic markets could adversely affect our ability to profitably operate those stores and maintain our brand image.
- Our continued growth depends upon successfully opening new stores as well as integrating any acquired stores, and our failure to successfully open new stores or integrate acquired stores could negatively affect our business and stock price.
- Any significant change in our distribution model could initially have an adverse impact on our cash flows and results of operations.
- As we expand our business, we may be unable to generate significant amounts of cash from operations.
- If we fail to maintain good relationships with our suppliers or if our suppliers are unable or unwilling to provide us with sufficient quantities of merchandise at acceptable prices, our business and operations may be adversely affected.
- Our efforts to improve and expand our exclusive product offerings may be unsuccessful, and implementing these efforts may divert our operational, managerial, financial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.
- A rise in the cost of fabric, raw materials, labor or transportation due to inflation or otherwise could increase our cost of merchandise and cause our results of operations and margins to decline.
- We purchase merchandise based on sales projections and our purchase of too much or too little inventory may adversely affect our overall profitability.
- We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business.
- If our management information systems fail to operate or are unable to support our growth, our operations could be disrupted.
- We rely on UPS and the United States Postal Service to deliver our e-commerce merchandise to our customers and our business could be negatively impacted by disruptions in the operations of these third-party service providers.
- Higher wage and benefit costs could adversely affect our business.
- If we cannot attract, train and retain qualified employees, our business could be adversely affected.
- If we lose key management personnel, our operations could be negatively impacted.
- The COVID-19 pandemic or a resurgence may adversely affect our business operations, growth strategies, store traffic, employee availability, financial condition, liquidity and cash flow for an extended period of time.
- The concentration of our stores and operations in certain geographic locations subjects us to regional economic conditions and natural disasters that could adversely affect our business.
- We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our products and adversely affect our operating results.
- The adoption of new tax legislation could affect our financial performance.

- We are required to make significant lease payments for our stores, Store Support Center and distribution centers, which may strain our cash flow.
- We may be unable to maintain same store sales or net sales per square foot, which may cause our results of operations to decline.
- Any inability to balance our exclusive brand merchandise with the third-party branded merchandise that we sell may have an adverse effect on our net sales and gross profit.
- If our suppliers and manufacturers fail to use acceptable labor or other practices, our reputation may be harmed, which could negatively impact our business.
- Our leverage may reduce our cash flow available to grow our business.
- The debt outstanding under the Wells Fargo Revolver has a variable rate of interest that is based on the secured overnight financing rate ("SOFR") which may have consequences for us that cannot be reasonably predicted and may increase our cost of borrowing in the future.
- The Wells Fargo Revolver contains restrictions and limitations that could significantly impact our ability to operate our business.
- New accounting guidance or changes in the interpretation or application of existing accounting guidance could adversely affect our financial performance.
- Use of social media may adversely impact our reputation or subject us to fines or other penalties.
- Our e-commerce businesses subject us to numerous risks that could have an adverse effect on our results of operations.
- Our sales can significantly fluctuate based upon shopping seasons, which may cause our results of operations to fluctuate disproportionately on a quarterly basis.
- We buy and stock merchandise based upon seasonal weather patterns and therefore unseasonable or extreme weather could negatively impact our sales, financial condition and results of operations.
- Litigation costs and the outcome of litigation could have a material adverse effect on our business.
- Our management information systems and databases could be disrupted by system security failures, cyber threats or by the failure of, or lack of access to, our Enterprise Resource Planning system. These disruptions could negatively impact our sales, increase our expenses, subject us to liability and/or harm our reputation.
- Our failure to maintain adequate internal controls over our financial and management systems may cause errors in our financial reporting. These errors may cause a loss of investor confidence and result in a decline in the price of our common stock.
- If we fail to obtain and retain high-visibility sponsorship or endorsement arrangements with celebrities, or if the reputation of any of the celebrities that we partner with is impaired, our business may suffer.
- We may be subject to liability if we, or our suppliers, infringe upon the intellectual property rights of third parties.
- If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.
- Union attempts to organize our employees could negatively affect our business.
- Issues with merchandise safety could damage our reputation, sales and financial results.
- Violations of or changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or change the way we do business.
- We may engage in strategic transactions that could negatively impact our liquidity, increase our expenses and present significant distractions to our management.
- Terrorism or civil unrest could negatively affect our business.
- If our goodwill, intangible assets or long-lived assets become impaired, we may be required to record a significant charge to earnings.

Risks Related To Ownership of Our Common Stock

- The market price and trading volume of our common stock have been and may continue to be volatile, which could result in rapid and substantial losses for our stockholders, who may lose all or part of their investment.
- Anti-takeover provisions in our corporate organizational documents and current credit facility and under Delaware law may delay, deter or prevent a takeover of us and the replacement or removal of our management, even if such a change of control would benefit our stockholders.
- If securities or industry analysts do not publish research and reports or publish inaccurate or unfavorable research and reports about our business, the price and trading volume of our common stock could decline.
- We do not currently intend to pay cash dividends on our common stock, which may make our common stock less desirable to investors and decrease its value.

Risk Factors

You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report, including our consolidated financial statements, and related notes included elsewhere in this annual report. If any of the following risks were realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Our sales could be severely impacted by decreases in consumer spending due to declines in consumer confidence, local economic conditions in our markets or changes in consumer preferences.

We depend upon consumers feeling confident about spending discretionary income on our products to drive our sales. Consumer spending may be adversely impacted by economic conditions, such as consumer confidence in future economic conditions, interest and tax rates, inflation (which has occurred over the past twelve months and is continuing), employment levels, salary and wage levels, the availability of consumer credit, the level of housing, energy and food costs, general business conditions and other challenges affecting the global economy including the COVID-19 pandemic. These risks may be exacerbated for retailers like us who focus on specialty footwear, apparel and accessories. Our financial performance is particularly susceptible to economic and other conditions in California, Texas and other states where we have a significant number of stores. Many of our stores operate in geographic areas where the local economies depend to a significant degree on oil and other commodity extraction, and many of our customers are employed in these industries. Our financial performance is accordingly susceptible to economic and other conditions relating to output and employment in these areas. Our financial performance also is impacted by conditions in the construction sector, domestic manufacturing and the transportation and warehouse sectors, the growth of which we believe is an important driver of our work wear business. In addition, our financial performance may be negatively affected if the popularity of the western and country lifestyle subsides, or if there is a general trend in consumer preferences away from boots and other western or country products in favor of another general category of footwear or attire. If this were to occur or if periods of decreased consumer spending persist, our sales could decrease, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, difficult economic conditions may exacerbate some of the other risks described in this Item 1A. Risk Factors, including those risks associated with increased competition, decreases in store traffic, brand reputation, the interruption of the production and flow of merchandise, the ability to achieve our growth strategies, and the ability to improve and expand our exclusive product offering. These risks could be exacerbated individually or collectively.

Our business largely depends on a strong brand image, and if we are unable to maintain and enhance our brand image, particularly in markets where we have newly acquired stores and in new markets where we have limited brand recognition, we may be unable to increase or maintain our level of sales.

We believe that our brand image and brand awareness have contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in markets where we have newly acquired stores and in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. Our ability to successfully integrate newly acquired and newly opened stores into their surrounding communities, to expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customers. Our efforts to rebrand newly acquired stores could result in reduced sales and profitability of such stores. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store graphics and employee training, which could adversely affect our cash flow and which may ultimately be unsuccessful. Furthermore, our brand image could be jeopardized if we fail to maintain high standards for merchandise quality, if we fail to comply with local laws and regulations or if we experience negative publicity or other negative events that affect our image and reputation. Some of these risks may be beyond our ability to control, such as the effects of negative publicity regarding our suppliers. Failure to successfully market and maintain our brand image in new and existing markets could harm our business, results of operations and financial condition.

Most of our merchandise is produced in foreign countries, making the price and availability of our merchandise susceptible to international trade risks and other international conditions, including supply chain disruptions or geopolitical conditions including the ongoing conflict between Russia and the Ukraine.

The majority of our exclusive brand products are manufactured in foreign countries, including Mexico and China. In addition, we purchase most of our third-party branded merchandise from domestic suppliers that have a large portion of their merchandise made in foreign countries.

The countries, specifically Mexico and China, in which our merchandise currently is manufactured or may be manufactured in the future could become subject to trade restrictions imposed by the U.S., including increased tariffs or quotas, embargoes and customs restrictions, which could increase the cost or reduce the supply of products available to us and have a material adverse effect on our business, financial condition and results of operations. Any tariffs on imports from foreign countries, as well as changes in tax and trade policies such as a border adjustment tax or disallowance of certain tax deductions for imported merchandise could materially increase our manufacturing costs, the costs of our imported merchandise or our income tax expense, which would have a material adverse effect on our financial condition and results of operations. Any tariffs by China or other foreign countries on imports of our products could also adversely affect our international e-commerce sales. Any increase in our manufacturing costs, the cost of our merchandise or limitation on the amount of merchandise we are able to purchase, or any decrease in our international e-commerce sales, could have a material adverse effect on our financial condition and results of operations.

Additionally, public health issues affecting China, Mexico or another foreign country from which a large portion of our third-party and exclusive brand merchandise is purchased and imported, may result in the temporary closure of our suppliers' facilities or shipping ports, resulting in product delivery delays. These travel restrictions, factory closures and production and logistical constraints may result in, among other things, delayed shipments and increased shipping costs. These impacts on our supply chain could have a material adverse effect on our financial condition and results of operations.

Furthermore, in response to the ongoing conflict between Russia and Ukraine, the United States has imposed and may further impose, and other countries may additionally impose, broad sanctions or other restrictive actions against governmental and other entities in Russia or other associated countries. While the existing sanctions do not materially impact our business or operations, additional sanctions may be imposed in the future that could impact our supply chain. Additionally, further escalation of geopolitical tensions could have a broader impact that extends into other markets where we do business. These impacts could have a material adverse effect on our financial condition and results of operations.

We face intense competition in our industry and we may be unable to compete effectively.

The retail industry for western and work wear is highly fragmented and characterized by primarily regional competitors. We estimate that there are thousands of independent specialty stores scattered across the country. We believe that we compete primarily with smaller regional chains and independent stores on the basis of product quality, brand recognition, price, customer service and the ability to identify and satisfy consumer demand. In addition, as we expand our e-commerce sales presence and as a result of consumers' growing desire to shop online, we are competing to an increasing degree with online retailers and the e-commerce offerings of traditional competitors. There can be no assurance that our e-commerce expansion initiatives will be successful. We also compete with farm supply stores and mass merchants. Competition with some or all of these retailers could require us to lower our prices or risk losing customers. In addition, significant or unusual promotional activities by our competitors may force us to respond in-kind and adversely impact our operating cash flow and gross profit. As a result of these factors, current and future competition could have a material adverse effect on our financial condition and results of operations.

Many of the mass merchants and online retailers that sell some western or work wear products have greater financial, marketing and other resources than we currently do, and in the case of online retailers, lower overhead and overall cost structure. Therefore, these competitors may be able to devote greater resources to the marketing and sale of these products, generate national brand recognition or adopt more aggressive pricing policies than we can, which would put us at a competitive disadvantage if they decide to expand their offerings of these product lines. Moreover, we do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors may seek to emulate facets of our business strategy, including our in-store experience, which could result in a reduction of some competitive advantages or special appeal that we might possess. In addition, most of our suppliers sell products to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of the product offerings that we believe are important in differentiating our stores, our e-commerce offerings and our customers' shopping experience. If our competitors were to duplicate or improve on some or all of our in-store experience, or our in-store and e-commerce product offerings, our competitive position and our business could suffer.

Our failure to adapt to new challenges that arise when expanding into new geographic markets could adversely affect our ability to profitably operate those stores and maintain our brand image.

Our expansion into new geographic markets could result in competitive, merchandising, distribution and other challenges that are different from those we encounter in the geographic markets in which we currently operate. In addition, to the extent that our store count increases, we may face risks associated with market saturation of our product offerings and locations. Our suppliers may also restrict their sales to us in new markets to the extent they are already saturating that market with their products through other retailers or their own stores. There can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed, we may incur significant costs associated with closing those stores and our brand image may be negatively impacted.

Our continued growth depends upon successfully opening new stores as well as integrating any acquired stores, and our failure to successfully open new stores or integrate acquired stores could negatively affect our business and stock price.

We have grown our store count rapidly in recent years, both organically and through strategic acquisitions of competing chains. Our ability to successfully open and operate new and acquired stores is subject to a variety of risks and uncertainties, such as:

- identifying suitable store locations, the availability of which is beyond our control;

- obtaining acceptable lease terms;

- sourcing sufficient levels of inventory;

- selecting the appropriate merchandise to appeal to our customers;

- hiring, training and retaining store employees;

- assimilating new store employees into our corporate culture;

- marketing the new stores' locations and product offerings effectively;

- avoiding construction delays and cost overruns in connection with the build out of new stores;

- avoiding other costs in opening new stores, such as rebranding acquired locations and environmental liabilities;

- managing and expanding our infrastructure to accommodate growth; and

- integrating the new and acquired stores with our existing buying, distribution and other support operations.

Our failure to successfully address these challenges could have a material adverse effect on our financial condition and results of operations. We opened 45 stores in fiscal 2023, 28 stores in fiscal 2022, and 15 stores in fiscal 2021. We plan to continue to open or acquire new stores in the coming years; however, there can be no assurance that we will open or acquire new stores in fiscal 2024 or thereafter, or that any such stores will be profitable. The expansion of our store base will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause the financial performance of our existing stores to deteriorate. In addition, we plan to open some new stores within existing markets. Some of these new stores may open close enough to our existing stores that a segment of customers will stop shopping at our existing stores and instead shop at the new stores, causing sales and profitability at those existing stores to decline. If this were to occur with a number of our stores, this could have a material adverse effect on our financial condition and results of operations.

In addition to opening new stores, we may acquire and rebrand stores. Acquiring and integrating stores involves additional risks that could adversely affect our growth and results of operations. Newly acquired stores may be unprofitable and we may incur significant costs and expenses in connection with any acquisition including systems integration and costs relating to remerchandising and rebranding the acquired stores. Integrating newly acquired chains or individual stores may divert our senior management's attention from our core business. Our ability to integrate newly acquired stores will depend on the successful expansion of our existing financial controls, distribution model, information systems, management and human resources and on attracting, training and retaining qualified employees.

Any significant change in our distribution model could initially have an adverse impact on our cash flows and results of operations.

Our suppliers ship a portion of our in-store merchandise directly to our stores and a portion of our e-commerce merchandise to our e-commerce customers. In the future, as part of our long-term strategic planning, we may change our distribution model to increase the amount of merchandise that we self-distribute through a centralized distribution center or centers. Changing our distribution model to increase distributions from a centralized distribution center or centers to our stores and customers would initially involve significant capital expenditures, which would increase our borrowings and interest expense or temporarily reduce the rate at which we open new stores. In addition, if we are unable to successfully integrate a new distribution model into our operations in a timely manner, our supply chain could experience significant disruptions, which could reduce our sales and adversely impact our results of operations.

As we expand our business, we may be unable to generate significant amounts of cash from operations.

As we expand our business, we will need significant amounts of cash from operations to pay our existing and future lease obligations, build out new store space, purchase inventory, pay personnel, and, if necessary, further invest in our infrastructure and facilities. We primarily rely on cash flow generated from existing stores and our e-commerce businesses to fund our current operations and our growth. It typically takes several months and a significant amount of cash to open a new store. For example, our new store model requires an average net cash investment of approximately $1.4 million. If we continue to open a large number of stores relatively close in time, the cost of these store openings and the cost of continuing operations could reduce our cash position. An increase in our net cash outflow for new stores could adversely affect our operations by reducing the amount of cash available to address other aspects of our business.

We cannot assure you that any new stores that we open will become profitable in the anticipated time frame, or at all. We cannot assure you that our existing stores, which may be currently profitable, will not cease to be profitable in the future.

If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available from our current credit facility or future credit facilities, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, curtail or eliminate planned store openings. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any debt financing we may incur may impose covenants that restrict our operations, and will require interest payments that would create additional cash demands and financial risk for us.

If we fail to maintain good relationships with our suppliers or if our suppliers are unable or unwilling to provide us with sufficient quantities of merchandise at acceptable prices, our business and operations may be adversely affected.

Our business is largely dependent on continued good relationships with our suppliers, including suppliers for our third-party branded products and manufacturers for our exclusive brand products. During fiscal 2023, merchandise purchased from our top three suppliers accounted for approximately 24% of our consolidated sales. We operate on a purchase order basis for our exclusive brand and third-party branded merchandise and do not have long-term written agreements with our suppliers. Accordingly, our suppliers can refuse to sell us merchandise, limit the type or quantity of merchandise that they sell to us, enter into exclusivity arrangements with our competitors or raise prices at any time, which could have an adverse impact on our business. Deterioration in our relationships with our suppliers could have a material adverse impact on our business, and there can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, some of our suppliers sell products directly from their own retail stores or e-commerce websites, and therefore directly compete with us. These suppliers may decide at some point in the future to discontinue supplying their merchandise to us, supply us less desirable merchandise or raise prices on the products they do sell us, including as a result of inflationary impacts (which has been experienced over the last twelve months and is continuing). If we lose key suppliers and are unable to find alternative suppliers to provide us with substitute merchandise for lost products, our business may be adversely affected.

Our efforts to improve and expand our exclusive product offerings may be unsuccessful, and implementing these efforts may divert our operational, managerial, financial and administrative resources, which could harm our competitive position and reduce our revenue and profitability.

We seek to grow our business by improving and expanding our exclusive product offerings, which includes introducing new brands and growing and expanding our existing brands. The principal risks to our ability to successfully improve and expand our product offering are that:

- introduction of new products may be delayed, which may allow our competitors to introduce similar products in a more timely fashion, which could hinder our ability to be viewed as the exclusive provider of certain western and work apparel brands and items;

- the third-party suppliers of our exclusive product offerings may not maintain adequate controls with respect to product specifications and quality, which may lead to costly corrective action and damage to our brand image;

- if our expanded exclusive product offerings fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease; and

- these efforts may divert our management's attention from other aspects of our business and place a strain on our operational, managerial, financial and administrative resources, as well as our information systems.

In addition, our ability to successfully improve and expand our exclusive product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences. These efforts could be abandoned, cost more than anticipated and divert resources from other areas of our business, any of which could impact our competitive position and reduce our revenue and profitability.

A rise in the cost of fabric, raw materials, labor or transportation due to inflation or otherwise could increase our cost of merchandise and cause our results of operations and margins to decline.

Increases in the price, and fluctuations in the availability and quality of fabrics and raw materials, such as cotton and leather, that our suppliers use to manufacture our products, as well as the cost of labor and transportation, due to inflation or otherwise, could have adverse impacts on our cost of merchandise and our ability to meet our customers' demands. In particular, because key components of our products are cotton and leather, any increases in the cost of cotton or leather may significantly affect the cost of our products and could have an adverse impact on our cost of merchandise. Inflation, which has been experienced over the last twelve months and is continuing, may cause or exacerbate these impacts. Additionally, due to competitive labor conditions, we have experienced increases in the cost of labor, which may continue into the future. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability.

We purchase merchandise based on sales projections and our purchase of too much or too little inventory may adversely affect our overall profitability.

We must actively manage our purchase of inventory. We generally order our seasonal and exclusive brand merchandise several months in advance of it being received and offered for sale. If there is a significant decrease in demand for these products, or if we fail to accurately predict consumer demand, including by disproportionately increasing the penetration of our exclusive brand merchandise, we may be forced to rely on markdowns or promotional sales to dispose of excess inventory. This could have an adverse effect on our margins and operating income. Conversely, if we fail to purchase a sufficient quantity of merchandise, we may not have an adequate supply of products to meet consumer demand, thereby causing us to lose sales or adversely affecting our customer relationships. Any failure on our part to anticipate, identify and respond effectively to changing consumer demand and consumer shopping preferences could adversely affect our results of operations.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business.

We accept payments using a variety of methods, including cash, checks, credit and debit cards, including our private-label credit card and third-party credit and debit cards, gift cards, and pay-over-time and we may offer new payment options over time. Acceptance of these payment methods subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements may change over time or be reinterpreted, making compliance more difficult or costly.

For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could potentially disrupt our business. The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated, seeking to obtain unauthorized access to or exploit weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach or misuse of data, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. As a result, our business and results of operations could be adversely affected.

If our management information systems fail to operate or are unable to support our growth, our operations could be disrupted.

We rely upon our management information systems in almost every aspect of our daily business operations. For example, our management information systems serve an integral part in enabling us to order merchandise, process merchandise at our distribution centers and retail stores, perform and track sales transactions, manage personnel, pay suppliers and employees, operate our e-commerce businesses and report financial and accounting information to management. In addition, we rely on our management information systems to enable us to leverage our costs as we grow. If our management information systems fail to operate or are unable to support our growth, our store operations and e-commerce businesses could be severely disrupted, and we could be required to make significant additional expenditures to remediate any such failure.

We rely on UPS and the United States Postal Service to deliver our e-commerce merchandise to our customers and our business could be negatively impacted by disruptions in the operations of these third-party service providers.

We rely on UPS and the United States Postal Service to deliver our e-commerce merchandise to our customers. Relying on these third-party delivery services puts us at risk from disruptions in their operations, such as employee strikes, inclement weather, shutdowns or other delays and their inability to meet our shipping demands. If we are forced to use other delivery services, our costs could increase and we may be unable to meet shipment deadlines. Moreover, we may be unable to obtain terms as favorable as those received from the transportation providers we currently use, which would further increase our costs. In addition, if our products are not delivered to our customers on time, our customers may cancel their orders or we may lose business from these customers in the future. These circumstances may negatively impact our financial condition and results of operations.

Higher wage and benefit costs could adversely affect our business.

Changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefit costs. For example, the federal government has considered raising the national minimum wage, and various states and local jurisdictions have sought to increase retail employee wages by raising minimum wage rates or scheduling future increases in such rates, which may also cause wage rates above the minimum to increase in those markets. Increased labor costs brought about by changes in minimum wage laws, other regulations or prevailing market conditions, including highly competitive labor markets, would increase our expenses and have an adverse impact on our profitability, or could negatively impact the quality of our workforce if we fail to increase our wages competitively.

If we cannot attract, train and retain qualified employees, our business could be adversely affected.

Our success depends upon the quality of the employees we hire. We recruit people who are welcoming, friendly and service-oriented, and who often live the western lifestyle or have a genuine affinity for it. Employees in many positions must have knowledge of our merchandise and the skill necessary to excel in a customer service environment. The turnover rate in the retail industry is typically high and finding qualified candidates to fill positions may be difficult particularly in the current highly competitive labor markets. Our planned growth will require us to hire and train even more personnel. If we cannot attract, train and retain corporate employees, district managers, store managers and store associates with the qualifications we deem necessary, our ability to effectively operate and expand may be adversely affected. In addition, we rely on temporary and seasonal personnel to staff our distribution centers. We cannot guarantee that we will be able to find adequate temporary or seasonal personnel to staff our operations when needed, which may strain our existing personnel and negatively impact our operations.

If we lose key management personnel, our operations could be negatively impacted.

We depend upon the leadership and experience of our executive management team. If we are unable to retain existing management personnel who are critical to our success, or effectively transition their responsibilities to other personnel (as in the case of departures such as the retirement of our Chief Operation Officer later this year), it could result in harm to our supplier and employee relationships, the loss of key information, expertise or know-how and unanticipated recruitment and training costs. The loss of the services of any of our key management personnel could have a material adverse effect on our business and prospects, and could be viewed negatively by investors and analysts, which could cause the price of our common stock to decline. We may be unable to find qualified individuals to replace key management personnel on a timely basis, or effectively transition their responsibilities to others, without incurring increased costs or at all. We do not maintain key person life insurance covering any employee. If we lose the services of any of our key management personnel or we are unable to attract additional qualified personnel, we may be unable to successfully manage our business.

The COVID-19 pandemic or a resurgence may adversely affect our business operations, growth strategies, store traffic, employee availability, financial condition, liquidity and cash flow for an extended period of time.

The COVID-19 pandemic has adversely affected our business and it or a resurgence thereof may continue to adversely affect our business until the impact of the pandemic subsides. These adverse effects include, but are not limited to, the potential adverse effect of the pandemic on the economy, our supply chain partners, our employees and customers, customer sentiment in general, and traffic within our stores and on our e-commerce sites. Consumer fear about becoming ill with the virus and recommendations and/or mandates from federal, state and local authorities to avoid large gatherings of people or self-quarantine may continue or may increase, which may affect traffic to our stores.

Continued impacts of the pandemic could have a material adverse effect on our near-term and long-term business operations, store traffic, employee availability, financial condition, liquidity and cash flow, and may require significant actions in response, including but not limited to, additional employee furloughs and/or layoffs, reduced store hours or additional store closings, expense reductions, discounting of pricing of our products, all in an effort to mitigate the impacts of the pandemic. The full extent to which the COVID-19 pandemic impacts our business and financial condition will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic, the impacts of new variants of the virus, the timing, distribution, efficacy and public acceptance of vaccines and other treatments for COVID-19 and the actions necessary to contain COVID-19.

The concentration of our stores and operations in certain geographic locations subjects us to regional economic conditions and natural disasters that could adversely affect our business.

Our Store Support Center and distribution centers are located in California, Kansas, and Missouri. If we encounter any disruptions to our operations at these locations or if they were to shut down for any reason, including due to fire, tornado, earthquake or other natural disaster, then we may be prevented from effectively operating our stores and our e-commerce businesses. Furthermore, the risk of disruption or shutdown at our buildings in California are greater than they might be if they were located in another region, as southern California is prone to natural disasters such as earthquakes and wildfires. Any disruption or shutdown at our locations could significantly impact our operations and have a material adverse effect on our financial condition and results of operations.

In addition, of the 345 stores that we operated as of April 1, 2023, 155 of these stores were located in Arizona, California and Texas. The geographic concentration of our stores may expose us to economic downturns or natural disasters in those states where our stores are located. For example, our stores located in North Dakota, Wyoming, Colorado, Texas and surrounding areas are likely to be adversely impacted by an economic downturn affecting the oil, gas, and commodities industries. Any similar events in states where our stores are concentrated could have a material adverse effect on our financial condition and results of operations.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our products and adversely affect our operating results.

An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state retailers. In *South Dakota v. Wayfair, Inc. et al ("Wayfair")*, a case challenging existing law that online sellers are not required to collect sales and use tax unless they have a physical presence in the buyer's state, the Supreme Court decided that states may adopt laws requiring sellers to collect sales and use tax, even in states where the seller has no physical presence. As a result of *Wayfair*, states or the federal government may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and operating results.

The adoption of new tax legislation could affect our financial performance.

We are subject to income and other taxes in the United States. Our effective tax rate in the future could be adversely affected by changes in the valuation of deferred tax assets and liabilities and changes in tax laws. More generally, it is possible that U.S. federal income or other tax laws or the interpretation of tax laws will change. It is difficult to predict whether and when there will be tax law changes having a material adverse effect on our business, financial condition, results of operations and cash flows.

We are required to make significant lease payments for our stores, Store Support Center and distribution centers, which may strain our cash flow.

We do not own any real estate. Instead, we lease all of our retail store locations as well as our Store Support Center and distribution centers. The store leases generally have a base lease term of five or 10 years, with one or more renewal periods of five years, on average, exercisable at our option. Many of our leases have early cancelation clauses which permit us to terminate the lease if certain sales thresholds are not met in certain periods of time. Our costs under these leases are a significant amount of our expenses and are growing rapidly as we expand the number of locations and the cost of leasing existing locations rises. In fiscal 2023, our total lease expense was $90.6 million, and we expect this amount to continue to increase as we open more stores. We are required to pay additional rent under some of our lease agreements based upon achieving certain sales thresholds for each store location. We are generally responsible for the payment of property taxes and insurance, utilities and common area maintenance fees. Many of our lease agreements also contain provisions which increase the rent payments on a set time schedule, causing the cash rent paid for a location to escalate over the term of the lease. In addition, rent costs could escalate when multi-year leases are renewed at the expiration of their lease term. These costs are significant, recurring and increasing, which places a consistent strain on our cash flow.

We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flows from operating activities, and sufficient funds are not otherwise available to us from borrowings under our current credit facility, future credit facilities or from other sources, we may be unable to service our operating lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease are likely to be subject to similar long-term leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. We may fail to identify suitable store locations, the availability of which is beyond our control, to replace such closed stores. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. Of the store leases that will reach their termination date during fiscal 2024, twenty-two of those leases do not contain an option to automatically extend the lease term. If we are unable to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close, our business, profitability and results of operations may be harmed.

We may be unable to maintain same store sales or net sales per square foot, which may cause our results of operations to decline.

The investing public may use same store sales or net sales per square foot projections or results, over a certain period of time, such as on a quarterly or yearly basis, as an indicator of our profitability growth. See Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of "same store sales". Our same store sales can vary significantly from period to period for a variety of reasons, such as the age of stores, temporary store closures, changing economic factors, including those caused by macroeconomic conditions, unseasonable weather, pricing, the timing of the release of new merchandise and promotional events and increased competition. These factors could cause same store sales or net sales per square foot to decline period to period or fail to grow at expected rates, which could adversely affect our results of operations and cause the price of our common stock to be volatile during such periods.

Any inability to balance our exclusive brand merchandise with the third-party branded merchandise that we sell may have an adverse effect on our net sales and gross profit.

In fiscal 2023, sales from our exclusive brand products accounted for approximately 34.0% of our consolidated sales. As of April 1, 2023, three of our five top selling brands were exclusive brands. Our exclusive brand merchandise has historically had a higher gross margin than the third-party branded merchandise that we offer. As a result, we intend to attempt to increase the penetration of our exclusive brands in the future. However, carrying our exclusive brands limits the amount of third-party branded merchandise we can carry and, therefore, there is a risk that our customers' perception that we offer many major brands will decline or that our suppliers of third-party branded merchandise may decide to discontinue supplying, or reduce the supply of, their merchandise. If this occurs, it could have a material adverse effect on net sales and profitability.

If our suppliers and manufacturers fail to use acceptable labor or other practices, our reputation may be harmed, which could negatively impact our business.

We purchase merchandise from independent third-party suppliers and manufacturers. If any of these suppliers have practices that are not legal or accepted in the U.S., consumers may develop a negative view of us, our brand image could be damaged and we could become the subject of boycotts by our customers or interest groups. Further, if the suppliers violate labor or other laws of their own country, these violations could cause disruptions or delays in their shipments of merchandise. For example, much of our merchandise is manufactured in China and Mexico, which have different labor practices than the U.S. We do not independently investigate whether our suppliers are operating in compliance with all applicable laws and therefore we rely upon the suppliers' representations set forth in our purchase orders and supplier agreements concerning the suppliers' compliance with such laws. In addition, regulatory developments regarding the use of "conflict minerals," certain minerals originating from the Democratic Republic of Congo and adjoining countries, could affect the sourcing and availability of raw materials used by suppliers and subject us to costs associated with the regulations, including for the diligence pertaining to the presence of any conflict minerals used in our products, possible changes to products, processes or sources of our inputs, and reporting requirements. If our goods are manufactured using illegal or unacceptable labor practices in these countries, or other countries from which our suppliers source the products we purchase, our ability to supply merchandise for our stores without interruption, our brand image and, consequently, our sales may be adversely affected.

Our leverage may reduce our cash flow available to grow our business.

As of April 1, 2023, we had an aggregate of $66.0 million of total outstanding indebtedness. Our obligation to pay interest under the Wells Fargo Revolver will reduce our available cash flow, limiting our flexibility to respond to changing business and economic conditions and increasing any additional borrowing costs.

The debt outstanding under the Wells Fargo Revolver has a variable rate of interest that is based on the SOFR which may have consequences for us that cannot be reasonably predicted and may increase our cost of borrowing in the future.

On July 11, 2022, we amended the Wells Fargo Revolver to transition from bearing interest based on London Interbank Offered Rate ("LIBOR") to SOFR. SOFR interest rates may introduce additional basis risk of market participants as an alternative index is utilized along with LIBOR. The future performance of SOFR cannot be predicted based on historical performance and the future level of SOFR may have little or no relation to historical levels of SOFR. Any patterns in market variable behaviors, such as correlations, may change in the future. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. The Company is not able to predict SOFR or what the impact of the transition to SOFR may be on the Company's financial condition and results of operations.

The Wells Fargo Revolver contains restrictions and limitations that could significantly impact our ability to operate our business.

The Wells Fargo Revolver contains covenants that, among other things, may, under certain circumstances, place limitations on the dollar amounts paid or other actions relating to:

- payments in respect of, or redemptions or acquisitions of, debt or equity issued by Boot Barn or its subsidiaries, including the payment of dividends on our common stock;

- incurring additional indebtedness;

- incurring guarantee obligations;

- creating liens on assets;

- entering into sale and leaseback transactions;

- making investments, loans or advances;

- entering into hedging transactions;

- engaging in mergers, consolidations or sales of all or substantially all of their respective assets; and

- engaging in certain transactions with affiliates.

In addition, the Company is required to satisfy a certain fixed charge coverage financial ratio as set forth in this agreement during such times as a covenant trigger event under this agreement shall exist. Our ability to satisfy this financial ratio, if in effect, will depend on our ongoing financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond our control. Our ability to comply with this ratio in future periods will also depend on our ability to successfully implement our overall business strategy and realize contemplated synergies.

Various risks, uncertainties and events beyond our control could affect our ability to comply with the covenants contained in our current credit facility. Failure to comply with any of these covenants could result in a default under the Wells Fargo Revolver and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the revolving line of credit under this agreement and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

New accounting guidance or changes in the interpretation or application of existing accounting guidance could adversely affect our financial performance.

The implementation of new accounting standards could require certain systems, internal processes and controls and other changes that could increase our operating costs and result in changes to our financial statements. For example, the implementation of accounting standards related to leases, as issued by the Financial Accounting Standards Board, required us to make significant changes to our lease management and other accounting systems, and resulted in a material impact to our consolidated financial statements.

U.S. generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or in underlying management assumptions, estimates or judgments could significantly change our reported or expected financial performance. The outcome of such changes could include litigation or regulatory actions which could adversely affect our financial condition and results of operations.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

The use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals access to a broad audience of consumers and other interested persons, has become commonplace. Negative commentary regarding us or the brands that we sell may be posted on social media platforms or similar devices at any time and may harm our reputation or business. Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our stores, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores and merchandise.

We also use social media platforms as marketing tools. For example, we maintain Facebook, Instagram, and Twitter accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

Our e-commerce businesses subject us to numerous risks that could have an adverse effect on our results of operations.

Our e-commerce businesses and their continued growth subject us to certain risks that could have an adverse effect on our results of operations, including:

- diversion of traffic from our stores;

- increased e-commerce competition;

- liability for online content;

- government regulation of the Internet; and

- risks related to the computer systems that operate our e-commerce websites and related support systems, including computer viruses, electronic data theft and similar disruptions.

Our sales could be adversely affected by any disruption or downtime caused by the integration of new software or software upgrades. In addition, any data loss caused by such integration or upgrade could have a material adverse effect on our financial condition and results of operations.

As we expand our e-commerce operations, we face the risk of increased losses from credit card fraud. We do not carry insurance against the risk of credit card fraud, so under current credit card practices, we may be liable for fraudulent credit card transactions even though the associated financial institution has approved payment of the orders. If we are unable to deter or control credit card fraud, or if credit card companies require more burdensome terms or refuse to accept credit card charges from us, our net income could be reduced. A breach of our e-commerce security measures could also reduce demand for our services, and expose us to potential liabilities. In addition, to the extent the threat of such attempted attacks and the sophistication thereof grows, we may be required to devote additional resources to preventative measures.

Our e-commerce operations may also subject us to taxation in jurisdictions where we currently do not collect sales and other similar taxes. See "--We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our products and adversely affect our operating results" above.

In addition, we rely upon email distributions to advertise our stores and e-commerce businesses and use various data-mining techniques to effectively target these emails. Spam filters or other blocking applications designed to enable consumers to limit incoming email from advertisers may inhibit our ability to effectively reach large audiences of existing and potential customers via email. This may adversely affect our ability to generate new business and acquire new customers.

Our sales can significantly fluctuate based upon shopping seasons, which may cause our results of operations to fluctuate disproportionately on a quarterly basis.

Because of a traditionally higher level of sales during the Christmas shopping season, our sales are typically higher in the third fiscal quarter than they are in the other fiscal quarters. We also incur significant additional costs and expenses during our third fiscal quarter due to increased staffing levels and higher purchase volumes. Accordingly, the results of a single fiscal quarter should not be relied on as an indication of our annual results or future performance. In addition, any factors that harm our third fiscal quarter results of operations could have a disproportionate effect on our results of operations for the entire fiscal year.

We buy and stock merchandise based upon seasonal weather patterns and therefore unseasonable or extreme weather could negatively impact our sales, financial condition and results of operations.

We buy and stock merchandise for sale based upon expected seasonal weather patterns. If we encounter unseasonable weather, such as warmer winters or cooler summers than would be considered typical, these weather variations could cause some of our merchandise to be inconsistent with what consumers wish to purchase, causing our sales to decline. In addition, weather conditions affect the demand for our products, which in turn has an impact on prices. In past years, weather conditions, including unseasonably warm weather in winter months, and extreme weather conditions, including snow and ice storms, flood and wind damage, hurricanes, tornadoes, extreme rain and droughts, have affected our sales and results of operations both positively and negatively. Furthermore, extended unseasonable weather conditions, particularly in California or Texas, will likely have a greater impact on our sales because of our store concentration in those regions. Our strategy is to remain flexible and to react to unseasonable and extreme weather conditions by adjusting our merchandise assortments and redirecting inventories to stores affected by the weather conditions. Should such a strategy not be effective, unseasonable or extreme weather may have a material adverse effect on our financial condition and results of operations.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

Our business is characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections, each of which exposes us to a high risk of consumer litigation. From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, compliance with the Americans with Disabilities Act of 1990, footwear, apparel and accessory safety standards, security of customer and employee personal information, contractual relations with suppliers, marketing and infringement of trademarks and other intellectual property rights. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

Our management information systems and databases could be disrupted by system security failures, cyber threats or by the failure of, or lack of access to, our Enterprise Resource Planning system. These disruptions could negatively impact our sales, increase our expenses, subject us to liability and/or harm our reputation.

Hackers, computer programmers and internal users may be able to penetrate our network security and create system disruptions, cause shutdowns and misappropriate our confidential information or that of our employees and third parties, including our customers. Therefore, we could incur significant expenses addressing problems created by security breaches to our network. This risk is heightened because we collect and store customer information for marketing purposes, as well as debit and credit card information. We must, and do, take precautions to secure customer information and prevent unauthorized access to our database of confidential information. However, if unauthorized parties, including external hackers or computer programmers, gain access to our database, they may be able to steal this confidential information. Our failure to secure this information could result in costly litigation, adverse publicity or regulatory action, or result in customers discontinuing the use of debit or credit cards in our stores or e-commerce websites, or customers not shopping in our stores or on our e-commerce websites altogether. These consequences could have a material adverse effect on our financial condition and results of operations. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture that could unexpectedly interfere with our operations. The cost to alleviate security risks and defects in software and hardware and to address any problems that occur could negatively impact our sales, distribution and other critical functions, as well as our financial results.

In recent years, there has been increasing regulatory enforcement and litigation activity in the area of privacy, data protection and information security in various states in which we operate. On June 28, 2018, the California governor signed into law the comprehensive California Consumer Privacy Act of 2018 (the "CCPA"), which became effective on January 1, 2020. The CCPA requires certain companies to satisfy new requirements regarding the handling of personal and sensitive data, including its use, protection and the ability of California residents whose data is stored to know specifically what data types each company has collected on them and, if they so choose, the right to demand that such companies delete their data. Failure to comply with the CCPA requirements could result in civil penalties. The CCPA also provides a private right of action that allows consumers to seek, either individually or as a class, statutory or actual damages and injunctive and other relief, if their sensitive personal information is subject to unauthorized access and exfiltration, theft or disclosure as a result of a business's failure to implement and maintain required reasonable security procedures. New legislation or regulation such as the CCPA, including any potential comprehensive federal privacy legislation, as well as any associated inquiries or investigations or any other government actions, could be costly to comply with, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

We operate Aptos Retail on a software-as-a-service platform, and we use this system for integrated point-of-sale, merchandising, planning, sales audit, customer relationship management, inventory control, loss prevention, purchase order management and business intelligence. Accordingly, we depend on this system, and the third-party provider of this service, for many aspects of our operations. If this service provider or this system fails, or if we are unable to continue to have access to this system on commercially reasonable terms, or at all, our operations would be severely disrupted until an equivalent system could be identified, licensed or developed, and integrated into our operations. This disruption would have a material adverse effect on our business.

Our failure to maintain adequate internal controls over our financial and management systems may cause errors in our financial reporting. These errors may cause a loss of investor confidence and result in a decline in the price of our common stock.

Our public company reporting obligations and our anticipated growth may place additional burdens on our financial and management systems, internal controls and employees. As a public company, we are required to maintain internal control over financial reporting. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to file a report by management on the effectiveness of our internal control over financial reporting.

Maintaining internal controls is time consuming and costly. If we identify any material weaknesses or deficiencies that aggregate to a material weakness in our internal controls, we will have to implement appropriate changes to these controls, which may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting, legal and other personnel, entail substantial costs to modify our existing accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. If we are unable to maintain effective internal control over financial reporting, including because of an inability to remediate any such material weakness, or if our management is unable to report that our internal control over financial reporting is effective when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result, our failure to maintain effective internal controls could result in us being subject to regulatory action and a loss of investor confidence in the reliability of our financial statements, both of which in turn could cause the market value of our common stock to decline and affect our ability to raise capital.

If we fail to obtain and retain high-visibility sponsorship or endorsement arrangements with celebrities, or if the reputation of any of the celebrities that we partner with is impaired, our business may suffer.

A component of our marketing program is to partner with well-known country music artists and other celebrities for sponsorship and endorsement arrangements. Although we have partnered with several well-known celebrities in this manner, some of these persons may not continue their endorsements, may not continue to succeed in their fields or may engage in activities which could bring disrepute on themselves and, in turn, on us and our brand image and products. We also may not be able to attract and partner with new celebrities that may emerge in the future. Competition for endorsers is significant and adverse publicity regarding us or our industry could make it more difficult to attract and retain endorsers. Any of these failures by us or the celebrities that we partner with could adversely affect our business and revenues.

We may be subject to liability if we, or our suppliers, infringe upon the intellectual property rights of third parties.

We may be subject to claims that our activities or the products that we sell infringe upon the intellectual property rights of others. Any such claims can be time consuming and costly to defend, and may divert our management's attention and resources, even if the claims are meritless. If we were to be found liable for any such infringement, we could be required to enter into costly settlements or license agreements and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments that we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

We purchase merchandise from suppliers that may be subject to design copyrights or design patents, or otherwise may incorporate protected intellectual property. We are not involved in the manufacture of any of the merchandise we purchase from our suppliers for sale to our customers, and we do not independently investigate whether these suppliers legally hold intellectual property rights to merchandise that they are manufacturing or distributing. As a result, we rely upon the suppliers' representations set forth in our purchase orders and supplier agreements concerning their right to sell us the products that we purchase from them. If a third party claims to have licensing rights with respect to merchandise we purchased from a supplier, or if we acquire unlicensed merchandise, we could be obligated to remove such merchandise from our stores, incur costs associated with destruction of such merchandise if the distributor or supplier is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Any of these results could harm our brand image and have a material adverse effect on our business and growth.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. Our name, logo, domain names and our exclusive brands and other intellectual property are valuable assets that differentiate us from our competitors. We currently rely on a combination of copyright, trademark, trade dress and unfair competition laws to establish and protect our intellectual property rights, but the steps taken by us to protect our proprietary rights may be inadequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. Additional obstacles may arise as we expand our product lines and geographic scope. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. The unauthorized use or misappropriation of our intellectual property or our failure to protect our intellectual property rights could damage our brand image and the goodwill we have created, which could cause our sales to decline.

We have not registered any of our intellectual property outside of the U.S. with the exception of the Boot Barn tradenames which are registered in China and Hong Kong. We cannot prohibit other companies from using our other trademarks in foreign countries. Use of these other trademarks in foreign countries could negatively impact our identity in the U.S. and cause our sales to decline.

Union attempts to organize our employees could negatively affect our business.

Currently, none of our employees are represented by a union. However, if some or all of our workforce were to unionize and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Moreover, participation in labor unions could put us at increased risk of labor strikes and disruption of our operations. Responding to unionization attempts may distract management and our workforce. Any of these changes could adversely affect our business, financial condition, results of operations or cash flows.

Issues with merchandise safety could damage our reputation, sales and financial results.

Various governmental authorities in the jurisdictions where we do business regulate the safety of the merchandise we sell to consumers. Regulations and standards in this area, including those related to the U.S. Consumer Product Safety Improvement Act of 2008, state regulations like California's Proposition 65, and similar legislation, impose restrictions and requirements on the merchandise we sell in our stores and through our e-commerce websites. These regulations change from time to time as new federal, state or local regulations are enacted. If we or our vendors are unable to comply with regulatory requirements on a timely basis or at all, significant fines or penalties could be incurred or we could have to curtail some aspects of our sales or operations, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We rely on our vendors to provide quality merchandise that complies with applicable product safety laws and other applicable laws, but they may not comply with their obligations to do so. Although our arrangements with our vendors frequently provide for indemnification for product liabilities, the vendors may fail to honor those obligations to an extent we consider sufficient or at all. Issues with the safety of merchandise or customer concerns about such issues, regardless of our fault, could cause damage to our reputation and could result in lost sales, uninsured product liability claims or losses, merchandise recalls and increased costs, and regulatory, civil or criminal fines or penalties, any of which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Violations of or changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection, environmental and occupational safety requirements and zoning and occupancy laws and ordinances that regulate retailers generally, that govern the importation, promotion and sale of merchandise and/or that regulate the operation of stores and distribution centers. If these regulations were violated by our management, employees or suppliers, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

Similarly, changes in laws could make operating our business more expensive or require us to change the way we do business. In addition, changes in product safety or other consumer protection laws could lead to increased costs for certain merchandise, or additional labor costs associated with readying merchandise for sale. It may be difficult for us to foresee regulatory changes impacting our business and our actions needed to respond to changes in the law could be costly and may negatively impact our operations.

We may engage in strategic transactions that could negatively impact our liquidity, increase our expenses and present significant distractions to our management.

We have made strategic acquisitions in the past and may in the future consider strategic transactions and business arrangements, including, but not limited to, acquisitions, asset purchases, partnerships, joint ventures, restructurings, divestitures and investments. The success of such a transaction is based on our ability to make accurate assumptions regarding the valuation, operations, growth potential, integration and other factors relating to the respective business. Acquisitions may result in difficulties in assimilating acquired companies and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may be unable to successfully integrate operations that we acquire, including their personnel, financial systems, distribution, operations and general operating procedures. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could harm our operations and financial results.

Terrorism or civil unrest could negatively affect our business.

Terrorist attacks, threats of terrorist attacks or civil unrest involving public areas could cause people to avoid visiting some areas where our stores are located. Further, armed conflicts or acts of war throughout the world may create uncertainty, causing consumers to spend less on discretionary purchases, including on footwear, apparel and accessories, or disrupt our ability to obtain merchandise for our stores and e-commerce websites. Such decreases in consumer spending or disruptions in our ability to obtain merchandise would likely decrease our sales and materially adversely affect our financial condition and results of operations.

If our goodwill, intangible assets or long-lived assets become impaired, we may be required to record a significant charge to earnings.

We have a significant amount of goodwill and indefinite-lived intangible assets. Our goodwill balance as of April 1, 2023 was $197.5 million. Our intangible asset balance as of April 1, 2023 was $60.8 million. We test goodwill and intangible assets for impairment at least annually or more frequently if indicators of impairment exist. Long-lived assets are tested for impairment only if indicators of impairment exist, such as significant negative industry or general economic trends. Goodwill, intangible assets and long-lived assets are considered to be impaired when the net book value of the asset exceeds its estimated fair value. An impairment of a significant portion of our goodwill, intangible assets or long-lived assets could materially adversely affect our financial condition and results of operations.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock have been and may continue to be volatile, which could result in rapid and substantial losses for our stockholders, who may lose all or part of their investment.

The market for specialty retail stocks can be highly volatile. Since our IPO in October 2014 through May 2023, our common stock has traded as high as $134.50 and as low as $5.20. An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock or cause it to be highly volatile or subject to wide fluctuations. The market price of our common stock has and may continue to fluctuate or may decline significantly in the future and you could lose all or part of your investment. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- variations in our quarterly or annual financial results and operating performance and the performance of our competitors;

- publication of research reports or recommendations by securities or industry analysts about us, our competitors or our industry, or a lack of such securities analyst coverage;

- our failure or our competitors' failure to meet analysts' projections or guidance;

- downgrades by any securities analysts who follow our common stock;

- our levels of same store sales;

- sales or anticipated sales of large blocks of our common stock;

- changes to our management team;

- regulatory developments negatively affecting our industry;

- changes in stock market valuations of our competitors;

- the development and sustainability of an active trading market for our common stock;

- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- the performance and successful integration of any new stores that we open or acquire;

- actions by competitors;

- announcements by us or our competitors of new product offerings or significant acquisitions;

- short selling of our common stock by investors;

- limited "public float" in the hands of a small number of persons whose sales or lack of sales of our common stock could result in positive or negative pricing pressure on the market price for our common stock;

- fluctuations in the stock markets generally and in the market for shares in the retail sector particularly; and

- changes in general market and economic conditions, including as a result of the widespread impact of the COVID-19 pandemic or as a result of other geopolitical conditions, such as the ongoing conflict between Russia and the Ukraine.

Further, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation, should it materialize, could result in substantial costs and divert our management's attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation. The threat or filing of class action litigation could cause the price of our common stock to decline.

Anti-takeover provisions in our corporate organizational documents and current credit facility and under Delaware law may delay, deter or prevent a takeover of us and the replacement or removal of our management, even if such a change of control would benefit our stockholders.

The anti-takeover provisions under Delaware law, as well as the provisions contained in our corporate organizational documents, may make an acquisition of us more difficult. For example:

- our amended and restated certificate of incorporation includes a provision authorizing our board of directors to issue blank check preferred stock without stockholder approval, which, if issued, would increase the number of outstanding shares of our capital stock and make it more difficult for a stockholder to acquire us;

- our amended and restated bylaws provide that director vacancies and newly created directorships can only be filled by an affirmative vote of a majority of directors then in office;

- our amended and restated bylaws require advance notice of stockholder proposals and director nominations;

- our amended and restated certificate of incorporation provides that our board of directors may adopt, amend, add to, modify or repeal our amended and restated bylaws without stockholder approval;

- our amended and restated bylaws do not permit our stockholders to act by written consent without a meeting unless that action is taken with regard to a matter that has been approved by our board of directors or requires the approval only of certain classes or series of our stock;

- our amended and restated certificate of incorporation contains a requirement that, to the fullest extent permitted by law, certain proceedings against or involving us or our directors, officers or employees must be brought exclusively in the Court of Chancery of the State of Delaware unless we consent in writing to an alternative forum;

- our amended and restated bylaws do not permit our stockholders to call special meetings; and

- the General Corporation Law of the State of Delaware, or the DGCL, may prevent any stockholder or group of stockholders owning at least 15% of our common stock from completing a merger or acquisition of us.

Our current credit facility also contains provisions that could have the effect of making it more difficult or less attractive for a third party to acquire control of us. Our current credit facility provides that a change of control constitutes an event of default under such credit facility and would permit the lenders to declare the indebtedness incurred thereunder to be immediately due and payable. Our future credit facilities may contain similar provisions. The need to repay all such indebtedness may deter potential third parties from acquiring us.

Under these various provisions in our amended and restated certificate of incorporation, amended and restated bylaws and current credit facility, a takeover attempt or third-party acquisition of us, including a takeover attempt that may result in a premium over the market price for shares of our common stock, could be delayed, deterred or prevented. In addition, these provisions may prevent the market price of our common stock from increasing in response to actual or rumored takeover attempts and may also prevent changes in our management. As a result, these anti-takeover and change of control provisions may limit the price that investors are willing to pay in the future for shares of our common stock.

If securities or industry analysts do not publish research and reports or publish inaccurate or unfavorable research and reports about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock is influenced by the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage of one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause the price of our common stock and trading volume to decline.

We do not currently intend to pay cash dividends on our common stock, which may make our common stock less desirable to investors and decrease its value.

We intend to retain all of our available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations and liquidity, legal requirements and restrictions that may be imposed by the terms of our current credit facility and in any future financing instruments. Therefore, you may only receive a return on your investment in our common stock if the market price increases above the price at which you purchased it, which may never occur.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our Store Support Center, e-commerce operations and distribution centers are located in California, Kansas, and Missouri. As of April 1, 2023, our Store Support Center is located in Irvine, California, where we currently occupy an 84,580 square foot building. The existing lease will expire August 31, 2024, and does not contain an option to renew beyond the current lease term.

In Fontana, California, we lease a 398,471 square foot distribution center that holds inventory to support our exclusive brand initiatives, bulk purchasing programs, event sales, new store openings, and our e-commerce business. Our existing lease expires May 31, 2026, and contains one option to renew, for an additional period of five years.

In Wichita, Kansas, we lease a 133,428 square foot distribution center to support our e-commerce business and 30,000 square feet of office space. This lease expires August 31, 2035 and contains four additional options to renew, each for a period of five years. We also lease an additional freestanding building in Wichita, Kansas, totaling 21,275 square feet. The building is being used as office and distribution center space to support our e-commerce business. The lease expires September 30, 2023 and does not contain an option to renew, but we are seeking an additional two year extension.

In Kansas City, Missouri, we lease a 459,680 square foot distribution center that will hold inventory to support our exclusive brand initiatives, bulk purchasing programs, and our e-commerce business. Our lease expires November 30, 2032 and contains two options to renew, each for an additional five years.

Most of our stores are occupied under operating leases. The store leases generally have a base lease term of five or 10 years, with one or more renewal periods of five years, on average, exercisable at our option. Of the store leases that will reach their termination date during fiscal 2024, twenty-two of those leases do not contain an option to automatically extend the lease term. We are generally responsible for the payment of property taxes and insurance, utilities and common area maintenance fees.

Item 3. Legal Proceedings

We are involved, from time to time, in litigation that is incidental to our business. We have reviewed these matters to determine if reserves are required for losses that are probable and reasonable to estimate in accordance with FASB ASC Topic 450, *Contingencies*. We evaluate such reserves, if any, based upon several criteria, including the merits of each claim, settlement discussions and advice from outside legal counsel, as well as indemnification of amounts expended by our insurers or others, if any.

On May 8, 2019, Sheplers LLC (formerly known as Sheplers, Inc. prior to September 26, 2021), a wholly-owned subsidiary of the Company, was named as defendant in a class-action complaint filed in the Superior Court of California, County of Los Angeles. Among other things, the complaint generally alleged deceptive pricing on merchandise sold on Sheplers' e-commerce site. The Company reached a settlement for an amount that is not material to the consolidated financial statements, and all settlement amounts have been paid as of April 1, 2023.

On February 27, 2020, one employee, on behalf of themself and all other similarly situated employees, filed a class action lawsuit against the Company, which includes claims for penalties under California's Private Attorney General Act, in the Sacramento County Superior Court, Case No. 34-2019-00272000-CU-OE-GDS, alleging violations of California's wage and hour, overtime, meal periods and rest breaks, and an alleged violation of the suitable seating requirement as per California Labor Law among other things. As of April 1, 2023, the Company has entered a motion for preliminary approval of class action settlement and has recorded an amount for the estimated probable loss, which is not material to the consolidated financial statements. Subsequent to April 1, 2023, the Company received a court order granting approval of settlement.

During the normal course of our business, we have made certain indemnifications and commitments under which we may be required to make payments for certain transactions. These indemnifications include those given to various lessors in connection with facility leases for certain claims arising from such facility leases, and indemnifications to our directors and officers to the maximum extent permitted under the laws of the State of Delaware. The majority of these indemnifications and commitments do not provide for any limitation of the maximum potential future payments we could be obligated to make, and their duration may be indefinite. We have not recorded any liability for these indemnifications and commitments in the consolidated balance sheets as the impact is expected to be immaterial.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been listed on the New York Stock Exchange under the symbol "BOOT" since October 30, 2014, the day after our initial public offering. As of May 17, 2023, we had 3 stockholders of record. The number of stockholders of record is based upon the actual number of stockholders registered at such date and does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depositories.

Dividends

Since our common stock began trading, we have not declared any cash dividends, and we do not anticipate declaring any cash dividends in the foreseeable future. The agreements governing our indebtedness contain restrictions on dividends.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after the close of the fiscal year ended April 1, 2023 (the "2023 Proxy Statement").

Stock Performance Graph

The graph set forth below compares the cumulative stockholder return on our common stock between March 29, 2018 and April 1, 2023 to the cumulative return of (i) the NYSE Composite Total Return index and (ii) an index of peer and comparable companies as determined by the Company ("Peer Group"). The companies currently comprising the Peer Group are: The Buckle, Inc.; Caleres, Inc.; DBI, Inc. (formerly DSW, Inc.); Foot Locker, Inc.; Genesco, Inc.; Tractor Supply Co.; Wolverine World Wide, Inc.; and Zumiez, Inc. This graph assumes an initial investment of $100 on March 29, 2018 in our common stock, the NYSE Composite Total Return index and the Peer Group, and assumes the reinvestment of dividends, if any. The graph also assumes that the initial price of our common stock, the NYSE composite Total Return index and the Peer Group on March 29, 2018 were the closing prices on that trading day.

Comparison of Cumulative Total Return
Assumes Initial Investment of $100
March 2018 - April 2023



	March 31, 2018	March 30, 2019	March 28, 2020	March 27, 2021	March 26, 2022	April 1, 2023
Boot Barn Holdings, Inc.	$ 100.00	$ 166.05	$ 75.41	$ 357.02	$ 544.44	$ 432.26
NYSE Composite—Total Return	$ 100.00	$ 104.55	$ 86.05	$ 135.57	$ 148.29	$ 139.26
Peer Group	$ 100.00	$ 137.87	$ 106.92	$ 234.32	$ 320.21	$ 336.02

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this annual report. The statements in the following discussion and analysis regarding expectations about our future performance, liquidity and capital resources and any other non-historical statements in this discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those described under "Risk Factors" and "Forward-Looking Statements" elsewhere in this annual report. Our actual results could differ materially from those contained in or implied by any forward-looking statements.

We have omitted discussion of our fiscal 2022 results where it would be redundant of information previously disclosed. For a comparison of our fiscal 2022 versus fiscal 2021 results, please see the discussion previously included in Part II, Item 7 of our fiscal 2022 Annual Report on Form 10-K filed with the SEC on May 12, 2022.

Overview

We are the largest lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the United States. As of April 1, 2023, we operated 345 stores in 43 states, as well as an e-commerce channel, consisting primarily of bootbarn.com, sheplers.com, countryoutfitter.com, idyllwind.com and third-party marketplaces. Our stores feature a comprehensive assortment of brands and styles, coupled with attentive, knowledgeable store associates. Our product offering is anchored by an extensive selection of western and work boots and is complemented by a wide assortment of coordinating apparel and accessories. Many of the items that we offer are basics or necessities for our customers' daily lives and typically represent enduring styles that are not meaningfully impacted by changing fashion trends.

We strive to offer an authentic, one-stop shopping experience that fulfills the everyday lifestyle needs of our customers, and as a result, many of our customers make purchases in both the western and work wear sections of our stores. We target a broad and growing demographic, ranging from passionate western and country enthusiasts, to workers seeking dependable, high-quality footwear and clothing. Our broad geographic footprint, which comprises more than three times as many stores as our nearest direct competitor that sells primarily western and work wear, provides us with significant economies of scale, enhanced supplier relationships, the ability to recruit and retain high quality store associates and the ability to reinvest in our business at levels that we believe exceed those of our competition.

For a discussion of factors that affect the comparability of our results of operations, see "Item 1—Business—Acquisitions."

Growth Strategies and Outlook

Over the long-term we plan to continue to expand our business, increase our sales growth and profitability and enhance our competitive position by executing the following strategies:

- continuing omni-channel leadership;

- driving same store sales growth;

- building our exclusive brand portfolio;

- expanding our store base; and

- enhancing brand awareness.

Since the founding of Boot Barn in 1978, we have grown both organically and through successful strategic acquisitions of competing chains. We have rebranded and remerchandised the acquired chains under the Boot Barn banner, resulting in sales increases over their original concepts. We believe that our business model and scale provide us with competitive advantages that have contributed to our consistent financial performance, generating sufficient cash flow to support national growth.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key indicators we use to evaluate the financial condition and operating performance of our business are net sales and gross profit. In addition, we also review other important metrics, such as same store sales, new store openings, and selling, general and administrative ("SG&A") expenses, and operating income.

Net sales

Net sales reflect revenue from the sale of our merchandise at retail locations, as well as sales of merchandise through our e-commerce websites. We recognize revenue upon the purchase of merchandise by customers at our stores and upon delivery of the product in the case of our e-commerce websites. Net sales also include shipping and handling fees for e-commerce shipments that have been delivered to our customers. Net sales are net of returns on sales during the period as well as an estimate of returns and award redemptions expected in the future stemming from current period sales. Revenue from the sale of gift cards is deferred until the gift cards are used to purchase merchandise.

Our business is moderately seasonal and as a result our revenues fluctuate from quarter to quarter. In addition, our revenues in any given quarter can be affected by a number of factors including the timing of holidays and weather patterns. The third quarter of our fiscal year, which includes the Christmas shopping season, has historically produced higher sales and disproportionately higher operating results than the other quarters of our fiscal year. In fiscal 2023, fiscal 2022 and fiscal 2021 we generated approximately 31%, 33% and 34% of our net sales during our third fiscal quarter, respectively. In addition, neither the western nor the work component of our business has been meaningfully impacted by fashion trends or seasonality historically. We believe that many of our customers are driven primarily by utility and brand, and our best-selling styles.

Same store sales

The term "same store sales" generally refers to net sales from stores that have been open at least 13 full fiscal months as of the end of the current reporting period, although we include or exclude stores from our calculation of same store sales in accordance with the following additional criteria:

- stores that are closed for five or fewer consecutive days in any fiscal month are included in same store sales;

- stores that are closed temporarily, but for more than five consecutive days in any fiscal month, are excluded from same store sales beginning in the fiscal month in which the temporary closure begins (and for the comparable periods of the prior or subsequent fiscal periods for comparative purposes); until the first full month of operation once the store re-opens;

- stores that are closed temporarily and relocated within their respective trade areas are included in same store sales;

- stores that are permanently closed are excluded from same store sales beginning in the month preceding closure (and for the comparable periods of the prior or subsequent fiscal periods for comparative purposes); and

- acquired stores are added to same store sales beginning on the later of (a) the applicable acquisition date and (b) the first day of the first fiscal month after the store has been open for at least 13 full fiscal months regardless of whether the store has been operated under our management or predecessor management.

If the criteria described with respect to acquired stores above are met, then all net sales of an acquired store, excluding those net sales before our acquisition of that store, are included for the period presented. However, when an acquired store is included for the period presented, the net sales of such acquired store for periods before its acquisition are included (to the extent relevant) for purposes of calculating "same stores sales growth" and illustrating the comparison between the applicable periods. Pre-acquisition net sales numbers are derived from the books and records of the acquired company, as prepared prior to the acquisition, and have not been independently verified by us.

In addition to retail store sales, same store sales also includes e-commerce sales, e-commerce shipping and handling revenue and actual retail store or e-commerce sales returns. Sales as a result of an e-commerce asset acquisition are excluded from same store sales until the 13th full fiscal month subsequent to the Company's acquisition of such assets.

Measuring the change in year-over-year same store sales allows us to evaluate how our store base is performing. Numerous factors affect our same store sales, including:

- national and regional economic trends;

- our ability to identify and respond effectively to regional consumer preferences;

- changes in our product mix;

- changes in pricing;

- competition;

- changes in the timing of promotional and advertising efforts;

- holidays or seasonal periods; and

- weather.

Opening new stores is an important part of our growth strategy. We opened 45, 28, and 15 stores in fiscal 2023, 2022, and 2021, respectively. We also closed one store in each of fiscal 2022 and fiscal 2021 (and none in fiscal 2023). We anticipate that a percentage of our net sales in the near future will come from stores not included in our same store sales calculation. Accordingly, same store sales are only one measure we use to assess the success of our business and growth strategy. Some of our competitors and other retailers may calculate "same" or "comparable" store sales differently than we do. As a result, data in this annual report regarding our same store sales may not be comparable to similar data made available by other retailers.

New store openings

New store openings reflect the number of stores, excluding acquired stores, that are opened during a particular reporting period. In connection with opening new stores, we incur pre-opening costs. Pre-opening costs consist of costs incurred prior to opening a new store and primarily consist of manager and other employee payroll, travel and training costs, marketing expenses, initial opening supplies and costs of transporting initial inventory and certain fixtures to store locations, as well as occupancy costs incurred from the time that we take possession of a store site to the opening of that store. Occupancy costs are included in cost of goods sold and the other pre-opening costs are included in SG&A expenses. All of these costs are expensed as incurred.

New stores often open with a period of high sales levels, which subsequently decrease to normalized sales volumes. In addition, we experience typical inefficiencies in the form of higher labor, advertising and other direct operating expenses, and as a result, store-level profit margins at our new stores are generally lower during the start-up period of operation. The number and timing of store openings have had, and are expected to continue to have, a significant impact on our results of operations. In assessing the performance of a new store, we review its actual sales against the sales that we projected that store to achieve at the time we initially approved its opening. We also review the actual number of stores opened in a fiscal year against the number of store openings that we included in our budget at the beginning of that fiscal year.

Gross profit

Gross profit is equal to our net sales less our cost of goods sold. Cost of goods sold includes the cost of merchandise, obsolescence and shrinkage provisions, store and distribution center occupancy costs (including rent, depreciation and utilities), inbound and outbound freight, supplier allowances, occupancy-related taxes, inventory acquisition-related costs, and compensation costs for merchandise purchasing, exclusive brand design and development and distribution center personnel. These costs are significant and can be expected to continue to increase as we grow.

The components of our reported cost of goods sold may not be comparable to those of other retail companies, including our competitors.

Our gross profit generally follows changes in net sales. We regularly analyze the components of gross profit, as well as gross profit as a percentage of net sales. Specifically, we examine the initial markup on purchases, markdowns and reserves, shrinkage, buying costs, distribution costs and occupancy costs. Any inability to obtain acceptable levels of initial markups, or a significant increase in our use of markdowns or in inventory shrinkage, or a significant increase in freight and other inventory acquisition costs could have an adverse impact on our gross profit and results of operations.

Gross profit is also impacted by shifts in the proportion of sales of our exclusive brand products compared to third-party brand products, as well as by sales mix shifts within and between brands and between major product categories such as footwear, apparel or accessories.

Selling, general and administrative expenses

Our selling, general and administrative ("SG&A") expenses are composed of labor and related expenses, other operating expenses, and general and administrative expenses not included in cost of goods sold. Specifically, our SG&A expenses include the following:

- *Labor and related expenses*—Labor and related expenses include all store-level salaries and hourly labor costs, including salaries, wages, benefits and performance incentives, labor taxes and other indirect labor costs.

- *Other operating expenses*—Other operating expenses include all operating costs, including those for advertising, pay-per-click, marketing campaigns, operating supplies, and repairs and maintenance, as well as credit card fees and costs of third-party services.

- *General and administrative expenses*—General and administrative expenses comprise expenses associated with corporate and administrative functions that support the development and operations of our stores, including compensation and benefits, travel expenses, corporate occupancy costs, stock compensation costs, legal and professional fees, insurance and other related corporate costs.

The components of our SG&A expenses may not be comparable to those of our competitors and other retailers. We expect our selling, general and administrative expenses will increase in future periods as a result of incremental share-based compensation, legal, accounting and other compliance-related expenses and increases resulting from growth in the number of our stores.

Fiscal Year

We operate on a fiscal calendar which results in a 52- or 53-week fiscal year ending on the last Saturday of March unless April 1st is a Saturday, in which case the fiscal year ends on April 1st. In a 52-week fiscal year, each quarter includes thirteen weeks of operations; in a 53-week fiscal year, the first, second and third quarters each include thirteen weeks of operations and the fourth quarter includes fourteen weeks of operations. Fiscal 2023 was a 53-week fiscal year and fiscal 2022 and 2021 were each 52-week fiscal years. For ease of reference, we identify our fiscal years by reference to the calendar year in which the fiscal year ends.

Results of Operations

The following table summarizes key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales. The following discussion contains references to fiscal 2023, fiscal 2022, and fiscal 2021, which represent our fiscal years ended April 1, 2023, March 26, 2022 and March 27, 2021. Fiscal 2023 was a 53-week period and fiscal 2022 and 2021 were each 52-week periods.

	Fiscal Year Ended		
(dollars in thousands)	April 1, 2023	March 26, 2022	March 27, 2021
Consolidated Statements of Operations Data:			
Net sales	$ 1,657,615	$ 1,488,256	$ 893,491
Cost of goods sold	1,047,043	913,183	598,612
Gross profit	610,572	575,073	294,879
Selling, general and administrative expenses	378,785	316,735	208,553
Income from operations	231,787	258,338	86,326
Interest expense	5,880	5,780	9,442
Other (loss)/income, net	(29)	35	366
Income before income taxes	225,878	252,593	77,250
Income tax expense	55,325	60,143	17,864
Net income	$ 170,553	$ 192,450	$ 59,386
Percentage of Net Sales[1]:			
Net sales	100.0 %	100.0 %	100.0 %
Cost of goods sold	63.2 %	61.4 %	67.0 %
Gross profit	36.8 %	38.6 %	33.0 %
Selling, general and administrative expenses	22.9 %	21.3 %	23.3 %
Income from operations	14.0 %	17.4 %	9.7 %
Interest expense	0.4 %	0.4 %	1.1 %
Other (loss)/income, net	— %	— %	— %
Income before income taxes	13.6 %	17.0 %	8.6 %
Income tax expense	3.3 %	4.0 %	2.0 %
Net income	10.3 %	12.9 %	6.6 %

(1) Percentages may not total 100% due to rounding.

Fiscal 2023 compared to Fiscal 2022

Net sales. Net sales in fiscal 2023 increased by $169.4 million, or 11.4%, to $1.658 billion compared to $1.488 billion in fiscal 2022. Consolidated same store sales decreased 0.1%. Excluding the impact of the 10.2% decrease in e-commerce same store sales, same store sales increased by 1.8%. Net sales increased primarily due to the incremental sales from new stores opened over the past twelve months and additional sales from the 53rd week.

Gross profit. Gross profit increased by $35.5 million, or 6.2%, to $610.6 million in fiscal 2023 from $575.1 million in fiscal 2022. As a percentage of net sales, gross profit was 36.8% and 38.6% for fiscal 2023 and fiscal 2022, respectively. Gross profit increased primarily due to higher sales. As a percentage of net sales, gross profit decreased 180 basis points primarily as a result of 110 basis points of deleverage in buying, occupancy and distribution center costs and a 70 basis point decrease in merchandise margin rate. The decline in merchandise margin rate was driven primarily by a 100 basis-point headwind from higher freight expense, partially offset by 30 basis points of product margin expansion resulting from growth in exclusive brand penetration.

Selling, general and administrative expenses. SG&A expenses increased by $62.1 million, or 19.6%, to $378.8 million in fiscal 2023 from $316.7 million in fiscal 2022. As a percentage of net sales, SG&A expenses were 22.9% for fiscal 2023 compared to 21.3% for fiscal 2022. SG&A expenses increased primarily as a result of higher store payroll and store-related expenses, increased marketing expenses in the current year compared to the prior year, and additional operating expenses in the 53rd week. SG&A expenses as a percentage of net sales increased by approximately 160 basis points primarily as a result of an increase in store-related expenses, store payroll, and marketing expenses.

Income from operations. Income from operations decreased by $26.6 million, or 10.3%, to $231.8 million for fiscal 2023 from $258.3 million for fiscal 2022. As a percentage of net sales, income from operations was 14.0% and 17.4% for fiscal 2023 and fiscal 2022, respectively. The change in income from operations was attributable to the factors noted above.

Interest expense. Interest expense increased by $0.1 million, or 1.7%, to $5.9 million in fiscal 2023 from $5.8 million in fiscal 2022. Interest expense in fiscal 2022 includes the write off of $1.4 million in debt issuance costs and debt discount associated with the $111.5 million prepayment on the 2015 Golub Term Loan. Excluding the write off, interest expense was $5.9 million for fiscal 2023 compared to $4.4 million in fiscal 2022. The increase in interest expense was primarily the result of interest expense incurred on the revolving line of credit during fiscal 2023 at a higher interest rate than fiscal 2022.

Income tax expense. Income tax expense was $55.3 million in fiscal 2023 compared to $60.1 million in fiscal 2022. Our effective tax rate was 24.5% and 23.8% for fiscal 2023 and fiscal 2022, respectively. The effective tax rate for fiscal 2023 is higher than fiscal 2022 primarily due to a lower tax benefit from income tax accounting for share-based compensation as a percentage of taxable income in the current year, compared to the prior-year period.

Net income. Net income decreased by $21.9 million, or 11.4%, to $170.6 million in fiscal 2023 from net income of $192.5 million in fiscal 2022. The change in net income was attributable to the factors noted above.

Store Operating Data

The following table presents store operating data for the periods indicated:

	Fiscal Year Ended[1]		
	April 1, 2023	March 26, 2022	March 27, 2021
Selected Store Data (unaudited):			
Same Store Sales (decline)/growth	(0.1)%	53.7 %	3.1 %
Stores operating at end of period	345	300	273
Total retail store square footage, end of period (in thousands)	3,735	3,194	2,854
Average store square footage, end of period	10,825	10,648	10,455
Average net sales per store (in thousands)[1]	$ 4,190	$ 4,194	$ 2,602

(1) Average net sales per store is calculated by dividing store net sales for the applicable period by the number of stores operating at the end of the period.

Liquidity and Capital Resources

We rely on cash flows from operating activities and our credit facility as our primary sources of liquidity. Our primary cash needs are for inventories, operating expenses, occupancy expenses, capital expenditures associated with opening new stores and remodeling or refurbishing existing stores, improvements to our distribution facilities, marketing and information technology expenditures, debt service and taxes. We have historically used cash for acquisitions and the subsequent rebranding and integration of the stores acquired in those acquisitions. In addition to cash and cash equivalents, the most significant components of our working capital are accounts receivable, inventories, accounts payable and accrued expenses and other current liabilities. We believe that cash flows from operating activities and the availability of cash under our credit facility will be sufficient to cover working capital requirements, anticipated capital expenditures and other anticipated cash needs for at least the next 12 months.

Our liquidity is moderately seasonal. Our cash requirements generally increase in our third fiscal quarter as we incur additional marketing expenses and increase our inventory in advance of the Christmas shopping season. Our cash flows from operations increased in fiscal 2023 when compared to cash flows from operations in fiscal 2022, primarily as a result of a $83.3 million decrease in cash paid for inventories year-over-year and a $13.3 million decrease in cash paid for prepaid expenses and other current assets. These decreases were partially offset by a $91.9 million decrease in cash provided by accounts payable and accrued expenses and other current liabilities in fiscal 2023 compared to fiscal 2022, due to the timing of payments.

As of the end of fiscal 2023, we did not have any material capital expenditure commitments. As of April 1, 2023, we had $66.0 million drawn on our $250.0 million revolving credit facility. We had $184.0 million of remaining availability under our revolving credit facility and $18.2 million of cash on hand as of April 1, 2023. Our primary ongoing sources of liquidity include funds provided by operations and borrowings under our revolving credit facility. We expect our cash from operations will continue to be sufficient to support our operations and anticipated capital expenditures for the foreseeable future. We estimate that our capital expenditures in fiscal 2024 will be between approximately $90.0 million and $95.0 million, net of landlord tenant allowances, and we anticipate that we will use cash flows from operations to fund these expenditures.

Current Credit Facility

On June 29, 2015, we, as guarantor, and our wholly-owned primary operating subsidiary, Boot Barn, Inc., refinanced a previous Wells Fargo credit facility with a $125 million syndicated senior secured asset-based revolving credit facility for which Wells Fargo Bank, National Association is agent ("Wells Fargo Revolver"), and the $200 million syndicated senior secured term loan for which GCI Capital Markets LLC was agent ("2015 Golub Term Loan").

On May 26, 2017, the Company entered into an amendment to the Wells Fargo Revolver increasing the aggregate revolving credit facility to $135.0 million and extending the maturity date. On June 6, 2019, the Company entered into a further amendment to the credit agreement further increasing the aggregate revolving credit facility to $165.0 million and further extending the maturity date. On July 26, 2021, the lenders under the Wells Fargo Revolver agreed to increase the aggregate revolving credit facility to $180.0 million. On July 11, 2022, the Company entered into a further amendment to the Wells Fargo Revolver (the "2022 Wells Amendment"), which amended and restated the credit agreement to, among other things, increase the aggregate revolving credit facility to $250.0 million, increase the sublimit for letters of credit to $10.0 million, and extend the maturity date to July 11, 2027. The 2022 Wells Amendment also replaced all LIBOR based provisions with provisions reflecting the Secured Overnight Financing Rate ("SOFR"), including, without limitation, the use of Term SOFR as the benchmark rate.

Following the 2022 Wells Amendment, revolving credit loans bear interest at per annum rates equal to, at the Company's option, either (i) Adjusted Term SOFR (defined as Term SOFR for the applicable interest period plus a fixed credit spread adjustment of 0.10%) plus an applicable margin for Term SOFR loans, or (ii) the base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (a) the federal funds rate plus 0.5%, (b) the Wells Fargo prime rate and (c) Term SOFR for a one month tenor in effect on such day plus 1.0%. The applicable margin is calculated based on a pricing grid that in each case is linked to quarterly average excess availability. For Term SOFR loans, the applicable margin ranges from 1.00% to 1.25% and for base rate loans it ranges from 0.00% to 0.25%. The interest on the base rate loans under the Wells Fargo Revolver is payable in quarterly installments ending on the maturity date and for Term SOFR loans is payable on the earlier of the last day of each interest period applicable thereto, or on each three-month interval of such interest period. We also pay a commitment fee of 0.25% per annum of the actual daily amount of the unutilized revolving loans.

The borrowing base of the Wells Fargo Revolver is calculated on a monthly basis and is based on the amount of eligible credit card receivables, commercial accounts, inventory, and available reserves.

The amount outstanding under the Wells Fargo Revolver and letter of credit commitments as of April 1, 2023 were $66.0 million and $0.8 million, respectively. The amounts outstanding under the Wells Fargo Revolver and letter of credit commitments as of March 26, 2022 were $28.5 million and zero, respectively. Total interest expense incurred in fiscal 2023 on the Wells Fargo Revolver was $5.2 million, and the weighted average interest rate for fiscal 2023 was 4.3%. Total interest expense incurred in fiscal 2022 on the Wells Fargo Revolver was $0.7 million, and the weighted average interest rate for fiscal 2022 was 3.4%. Total interest expense incurred in fiscal 2021 on the Wells Fargo Revolver was $1.5 million, and the weighted average interest rate for fiscal 2021 was 1.6%.

On December 14, 2021, the Company repaid the remaining outstanding principal under the 2015 Golub Term Loan and terminated the agreement. Total interest expense incurred in fiscal 2022 on the 2015 Golub Term Loan was $2.5 million, and the weighted average interest rate for fiscal 2022 was 5.5%. Total interest expense incurred in fiscal 2021 on the 2015 Golub Term Loan was $6.3 million, and the weighted average interest rate for fiscal 2021 was 5.7%.

All obligations under the Wells Fargo Revolver are unconditionally guaranteed by the Company and each of its direct and indirect wholly-owned domestic subsidiaries (other than certain immaterial subsidiaries) which are not named as borrowers under the Wells Fargo Revolver.

The Wells Fargo Revolver contains customary provisions relating to mandatory prepayments, restricted payments, voluntary payments, affirmative and negative covenants, and events of default, and requires the Company to maintain, on a consolidated basis, a Consolidated Fixed Charge Coverage Ratio of at least 1.00:1.00 during such times as a covenant trigger event shall exist. The Wells Fargo Revolver also requires the Company to pay additional interest of 2.0% per annum upon triggering certain specified events of default set forth therein. For financial accounting purposes, the requirement for the Company to pay a higher interest rate upon an event of default is an embedded derivative. As of April 1, 2023, the fair value of this embedded derivative was estimated and was not significant.

As of April 1, 2023, we were in compliance with the Wells Fargo Revolver covenant.

Cash Position and Cash Flow

Cash and cash equivalents were $18.2 million as of April 1, 2023 compared to $20.7 million as of March 26, 2022.

The following table presents summary cash flow information for the periods indicated:

| | Fiscal Year Ended | | |
	April 1, 2023	March 26, 2022	March 27, 2021
		(In thousands)	
Net cash provided by/(used in):			
Operating activities	$ 88,887	$ 88,864	$ 155,922
Investing activities	(124,534)	(60,443)	(28,424)
Financing activities	33,166	(80,895)	(123,913)
Net (decrease)/increase in cash	$ (2,481)	$ (52,474)	$ 3,585

Operating activities

Cash provided by operating activities consists primarily of net income adjusted for non-cash items including depreciation, amortization and stock-based compensation, plus the effect on cash of changes during the year in our assets and liabilities.

Net cash provided by operating activities was $88.9 million for the fiscal year ended April 1, 2023. The significant components of cash flows provided by operating activities were net income of $170.6 million, the add-back of non-cash depreciation and amortization expense of $35.9 million and stock-based compensation expense of $9.7 million. Inventories increased $115.2 million as a result of an increase in purchases. Accounts payable and accrued expenses and other current liabilities decreased by $21.2 million due to the timing of payments.

Net cash provided by operating activities was $88.9 million for the fiscal year ended March 26, 2022. The significant components of cash flows provided by operating activities were net income of $192.5 million, the add-back of non-cash depreciation and amortization expense of $27.4 million, stock-based compensation expense of $9.5 million, and amortization of debt issuance fees and debt discount of $1.9 million. Inventories increased $198.5 million as a result of an increase in purchases. Accounts payable and accrued expenses and other current liabilities increased by $70.7 million due to the timing of payments.

Investing activities

Cash used in investing activities consists primarily of purchases of property and equipment.

Net cash used in investing activities was $124.5 million for fiscal 2023, which was primarily attributable to capital expenditures related to store construction, investments in a new distribution center in Kansas City, Missouri, improvements to our e-commerce information technology infrastructure, and improvements to our stores and distribution facilities.

Net cash used in investing activities was $60.4 million for fiscal 2022, which was primarily attributable to capital expenditures related to store construction, improvements to our e-commerce information technology infrastructure, and improvements to our distribution facilities.

Financing activities

Cash provided by/(used in) financing activities consists primarily of repayments on our term loan and credit facility.

Net cash provided by financing activities was $33.2 million for fiscal 2023. We increased our line of credit borrowings by $37.5 million and repaid $0.8 million on our debt and capital lease obligations during the period. We also received $1.2 million from the exercise of stock options.

Net cash used in financing activities was $80.9 million for fiscal 2022. We reduced our line of credit borrowings by $28.5 million and repaid $112.3 million on our debt and capital lease obligations during the period. We also received $5.8 million from the exercise of stock options.

Other obligations

Contractual obligations. We enter into long-term contractual obligations and commitments in the normal course of business, primarily non-cancelable operating and finance leases.

As of April 1, 2023, our contractual cash obligations over the next several periods are set forth below.

		Payments Due by Period			
(In thousands)	Total	Less Than 1 Year	1 - 2 Years	3 - 5 Years	More Than 5 Years
Operating lease obligations	$ 447,605	$ 58,011	$ 125,466	$ 133,192	$ 130,936
Finance lease obligations	20,726	1,544	3,068	4,888	11,226
Line of credit	66,043	—	—	66,043	—
Interest expense on line of credit	18,981	4,426	8,852	5,703	—
Total	$ 553,355	$ 63,981	$ 137,386	$ 209,826	$ 142,162

We lease our stores, facilities and certain other equipment under non-cancelable operating leases. These operating leases expire at various dates through fiscal 2035, and contain various provisions for rental adjustments, including, in certain cases, adjustments based on increases in the Consumer Price Index. They also generally contain renewal provisions for varying periods. Our future operating lease obligations would change if we were to exercise these renewal provisions or if we were willing to enter into additional operating leases.

Finance lease obligations primarily relate to the acquisition of two retail stores, two office buildings, one distribution center facility and land as part of the Sheplers Acquisition. The lease related to these finance lease obligations expires in fiscal 2036. The remaining finance lease obligations relate to property and equipment leases that expire during fiscal 2024.

Debt consists of $66.0 million outstanding under our Wells Fargo Revolver as of April 1, 2023. The maturity date of the Wells Fargo Revolver is July 11, 2027.

Interest expense on debt consists of scheduled interest payments under our Wells Fargo Revolver. The interest expense relating to our Wells Fargo Revolver was determined using an interest rate of 6.00% applied to the revolving line of credit balance of $66.0 million on April 1, 2023, the last day of the fiscal year. The interest rate used represents the weighted average interest rate on the Wells Fargo Revolver on the last day of fiscal 2023. Additional interest expense relating to our Wells Fargo Revolver was determined using an interest rate of 0.25% applied to the unutilized portion of the $250.0 million revolving line of credit on April 1, 2023, the last day of the fiscal year.

Off-balance sheet arrangements. We are not a party to any off-balance sheet arrangements, except for purchase obligations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires the appropriate application of certain accounting policies, some of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements. Since future events and their impact cannot be determined with absolute certainty, our actual results will inevitably differ from our estimates.

We believe that the application of our accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are re-evaluated on an ongoing basis and adjustments are made when facts and circumstances dictate a change.

The policies and estimates discussed below involve the selection or application of alternative accounting policies that are material to our financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in our financial statements have not been materially impacted by such variances. Our accounting policies are more fully described in Note 2 to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K. Management has discussed the development and selection of these critical accounting policies and estimates with our board of directors.

We have certain accounting policies that require more significant management judgment and estimates than others. These include our accounting policies with respect to revenue recognition, inventories, goodwill, intangible and long-lived assets, leases, stock-based compensation and income taxes, which are more fully described below.

Revenue recognition

Sales are recognized at the time of purchase by customers at our retail store locations. Sales are recorded net of taxes collected from customers. Transfer of control takes place at the point at which the customer receives and pays for the merchandise at the register. For e-commerce sales, revenue is recognized when control transfers to the customer, which generally occurs upon delivery of the product. On average, customers receive goods within approximately five days of being ordered. The estimate of the transit times for these shipments is based on shipping terms and historical delivery times. Shipping and handling fees billed to customers for online sales are included in net sales and the related shipping and handling costs are classified as cost of goods sold in the consolidated statements of operations.

We reserve for projected merchandise returns based upon historical experience and various other assumptions that we believe to be reasonable. Customers can return merchandise purchased in-store within 30 days of the original purchase date and can return merchandise purchased at bootbarn.com, countryoutfitter.com, sheplers.com and idyllwind.com within 60 days of the original purchase date. Merchandise returns are often resalable merchandise and the purchase price is generally refunded by issuing the same tender used in the original purchase. Merchandise exchanges of the same product and price are not considered merchandise returns and, therefore, are not included in the population when calculating our sales returns reserve. We record the impact of adjustments to our sales returns reserve quarterly within total net sales. Should the returns rate as a percentage of net sales significantly change in future periods, it could have a material impact on our results of operations.

We maintain a customer loyalty program at the stores and bootbarn.com. Under the program, customers accumulate points based on purchase activity. For customers to maintain their active point balance, they must make a qualifying purchase of merchandise at least once in a 365-day period. Once a loyalty program member achieves a certain point level, the member earns awards that may be redeemed for credits on merchandise purchases. To redeem awards, the member must make a qualifying purchase of merchandise within 60 days of the date the award was granted. Unredeemed awards and accumulated partial points are accrued as unearned revenue until redemption or expiration and, upon redemption and expiration, as an adjustment to net sales using the relative standalone selling price method. If actual redemptions ultimately differ from accrued redemption levels, or if we further modify the terms of the program in a way that affects expected redemption value and levels, we could record adjustments to the unearned revenue accrual, which would affect net sales.

We recognize the sales from gift cards, gift certificates and store credits as they are redeemed for merchandise. Prior to redemption, we maintain an unearned revenue liability for gift cards, gift certificates and store credits until we are released from such liability, including potential obligations arising under state escheatment laws. Our gift cards, gift certificates and store credits do not have expiration dates, and unredeemed gift cards, gift certificates and store credits are subject to state escheatment laws. Amounts remaining after escheatment are recognized in net sales in the period escheatment occurs and the liability is considered to be extinguished.

Leases

Operating and finance lease liabilities are recognized at the lease commencement date based on the present value of the fixed lease payments using the Company's incremental borrowing rates for its population of leases. The Company does not separate lease and non-lease components for all of its leases, and leases with an initial term of 12 months or less are excluded from balance sheet capitalization. Related operating and finance lease right-of-use assets are recognized based on the initial present value of the fixed lease payments, reduced by cash payments received from landlords as lease incentives, plus any prepaid rent and other direct costs from executing the leases. Amortization of both operating and finance lease right-of-use assets is performed on a straight-line basis and recorded as part of rent expense in cost of goods sold and selling, general and administrative expenses on the consolidated statements of operations. The majority of total lease costs is recorded as part of cost of goods sold, with the balance recorded in selling, general and administrative expenses on the consolidated statements of operations. The interest expense amortization component of the finance lease liabilities is recorded within interest expense on the consolidated statements of operations.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payments are recognized as lease expense as they are incurred.

Inventories

Inventories, which consist primarily of general consumer merchandise held for sale, are valued at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method and includes the cost of merchandise and import related costs, including freight, duty and agent commissions.

During each accounting period, we record adjustments to our inventories, which are reflected in cost of goods sold, if the cost of specific inventory items on hand exceeds the amount that we expect to realize from the ultimate sale or disposal of the inventory. A periodic review of inventory is performed in order to determine if inventory is properly stated at the lower of cost or net realizable value. This adjustment calculation requires us to make assumptions and estimates, which are based on factors such as average selling cycle and seasonality of merchandise, the historical rate at which merchandise has sold below cost during the average selling cycle, and the value and nature of merchandise currently priced below original cost. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if appropriate.

To the extent that management's estimates differ from actual results, additional markdowns may be required that could reduce our gross profit, operating income and the carrying value of inventories.

We also record an inventory shrinkage reserve calculated as a percentage of net sales for estimated merchandise losses for the period between the last physical inventory count and the balance sheet date. These estimates are based on historical percentages and can be affected by changes in merchandise mix and changes in shrinkage trends. We perform periodic physical inventory counts for our entire chain of stores and our distribution centers and adjust the inventory shrinkage reserve accordingly. If actual physical inventory losses differ significantly from the estimate, our results of operations could be adversely impacted. The inventory shrinkage reserve reduces the value of total inventory and is a component of inventories on the consolidated balance sheets.

Goodwill, intangible and long-lived assets

Goodwill and indefinite-lived intangible assets. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets. Intangible assets with indefinite lives include the Boot Barn trademark that was acquired as part of the recapitalization with Freeman Spogli & Co. on December 12, 2011, the Sheplers trademark acquired as part of the Sheplers Acquisition, the cost to register the Boot Barn trademark in Hong Kong, and the www.countryoutfitter.com website trademark we acquired as part of our asset acquisition in February of fiscal 2017. We test goodwill and indefinite-lived intangible assets for impairment at least annually on the first day of the fourth quarter or more frequently if indicators of impairment exist, in accordance with the provisions of Accounting Standards Codification ("ASC") Topic 350, *Goodwill and Other*. This guidance provides us the option to first assess qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value.

GAAP has established guidance for reporting information about a company's operating segments, including disclosures related to a company's products and services, geographic areas and major customers. We monitor and review our segment reporting structure in accordance with authoritative guidance to determine whether any changes have occurred that would impact our reportable segments. Our retail stores and e-commerce websites represent two operating segments. Given the similar qualitative and economic characteristics of the two operating segments, our retail stores and e-commerce websites were aggregated into one reporting segment in accordance with guidance under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 280, Segment Reporting ("ASC 280"). As a result of this, our operations represent two reporting units, retail stores and e-commerce, for the purpose of our goodwill impairment analysis.

If, based on a review of qualitative factors it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to compare the fair value of the reporting unit with its carrying amount. We evaluate the fair value of the reporting unit by using market-based analysis to review market capitalization and by reviewing a discounted cash flow analysis using management's assumptions. We determine the fair value of our reporting unit using the income approach and market approach to valuation, as well as other generally accepted valuation methodologies. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, we recognize an impairment loss equal to the difference between the carrying amount and the estimated fair value of the reporting unit.

Definite-lived intangible assets and long-lived assets. Definite-lived intangible assets consist of certain customer lists. Customer lists are amortized over a five year useful life based on their estimated attrition rate.

Long-lived assets consist of leasehold improvements, machinery and equipment, furniture and fixtures, software and vehicles. Long-lived assets are subject to depreciation and amortization. We assess potential impairment of our definite-lived intangible assets and long-lived assets whenever events or changes in circumstances indicate that the asset's carrying value may not be recoverable. Factors that are considered important that could trigger an impairment review include a current-period operating or cash flow loss combined with a history of operating or cash flow losses and a projection or forecast that demonstrates continuing losses or insufficient income associated with the use of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the related assets. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value and the estimated fair value of the assets, with such estimated fair values determined using the best information available and in accordance with FASB ASC Topic 820, *Fair Value Measurements* ("ASC 820").

We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions, our operating results could be adversely affected by additional impairment charges.

Stock-based compensation

We account for employee stock options, restricted stock units and performance share units in accordance with relevant authoritative literature. Stock options are granted with exercise prices equal to or greater than the market value, as reported on the New York Stock Exchange (or on any other national securities exchange on which our common stock is then listed) on the date of grant as authorized by our board of directors. Stock option grants are generally subject to forfeiture if employment terminates prior to vesting. We have selected the Black-Scholes option pricing model for estimating the grant date fair value of stock option awards granted with only service conditions. We have considered the retirement and forfeiture provisions of the options and utilized the simplified method to estimate the expected life of the options. We base the risk-free interest rate on the yield of a zero-coupon U.S. Treasury security with a maturity equal to the expected life of the option from the date of the grant. Stock volatility for each grant is measured using historical daily price changes of our stock and our competitors' common stock over the most recent period equal to the expected option term of the awards. The fair value of stock options granted with both service and market vesting conditions is estimated using a Monte Carlo simulation model. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period based on the number of years for which the requisite service is expected to be rendered. Forfeitures are recognized as incurred.

The fair value of our restricted stock units and performance share units is the closing price of our common stock on the grant date.

Income taxes

We account for income taxes in accordance with FASB ASC Topic 740, *Income Taxes* ("ASC 740"), which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred tax assets and liabilities are attributable to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

We account for uncertain tax positions in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Such changes in recognition or measurement might result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statement of operations. See Note 12 to our consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for further information regarding our tax disclosures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks

Interest rate risk

We are subject to interest rate risk in connection with borrowings under our credit facility, which bears interest at variable rates. As of April 1, 2023, we had $66.0 million drawn under our revolving credit facility. The impact of a 1.0% rate change on the outstanding balance as of April 1, 2023 would be approximately $0.7 million.

Foreign exchange rate risk

We currently purchase all of our merchandise through domestic and international suppliers on a U.S. dollar-denominated basis. We do not hedge using any derivative instruments and historically have not been impacted by changes in exchange rates.

Impact of inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Item 8. Consolidated Financial Statements and Supplementary Data

Boot Barn Holdings, Inc. and Subsidiaries
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Boot Barn Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Boot Barn Holdings, Inc. and subsidiaries (the "Company") as of April 1, 2023 and March 26, 2022, the related consolidated statements of operations, stockholders' equity, and cash flows, for each of the three years in the period ended April 1, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 1, 2023 and March 26, 2022, and the results of its operations and its cash flows for each of the three years in the period ended April 1, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of April 1, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 18, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that is material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company's inventories consist primarily of purchased merchandise and are valued at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method and includes the cost of merchandise and import related costs, including freight, duty and agent commissions. A periodic review of inventories is performed in order to determine if inventories are properly stated at the lower of cost or net realizable value. This adjustment calculation requires the Company to make assumptions and estimates, which are based on factors such as average selling cycle and seasonality of merchandise, the historical rate at which merchandise has sold below cost during the average selling cycle, and the value and nature of merchandise currently priced below original cost. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if appropriate.

Given the judgments made by management to estimate the net realizable value of inventories, such as estimating future sales price and foreseeable demand, auditing the adjustments to inventories for obsolescence involved a higher degree of auditor judgment and the involvement of more senior members of the engagement team in executing, supervising, and reviewing the results of the procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of inventories included the following, among others:

- We tested the effectiveness of controls over the inventory valuation process, including controls over the inputs, such as the historical rate at which merchandise has sold below cost during the average selling cycle and the value of merchandise currently priced below original cost, that are used in management's estimate.

- We evaluated the appropriateness and consistency of management's methods and assumptions used in developing its estimate of the inventory valuation reserve.

- We evaluated the appropriateness, completeness, and accuracy of the specific inputs supporting management's estimate, including the age of on-hand inventory levels, historic inventory trends, and projected future demand.

- We tested the mathematical accuracy of the Company's inventory valuation adjustment calculation.

- We performed a retrospective review of the adjustment rate used in the prior year inventory adjustment calculation compared to current year sales of aged inventories in order to evaluate management's ability to accurately estimate the valuation of inventories.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
May 18, 2023

We have served as the Company's auditor since 2012.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets

(In thousands, except per share data)

	April 1, 2023	March 26, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 18,193	$ 20,674
Accounts receivable, net	13,145	9,662
Inventories	589,494	474,300
Prepaid expenses and other current assets	48,341	37,195
Total current assets	669,173	541,831
Property and equipment, net	257,143	155,247
Right-of-use assets, net	326,623	241,147
Goodwill	197,502	197,502
Intangible assets, net	60,751	60,813
Other assets	6,189	3,315
Total assets	$ 1,517,381	$ 1,199,855
Liabilities and stockholders' equity		
Current liabilities:		
Line of credit	$ 66,043	$ 28,549
Accounts payable	134,246	131,394
Accrued expenses and other current liabilities	122,958	133,408
Short-term lease liabilities	51,595	43,117
Total current liabilities	374,842	336,468
Deferred taxes	33,260	26,895
Long-term lease liabilities	330,081	234,584
Other liabilities	2,748	2,232
Total liabilities	740,931	600,179
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Common stock, $0.0001 par value; April 1, 2023 - 100,000 shares authorized, 30,072 shares issued; March 26, 2022 - 100,000 shares authorized, 29,820 shares issued	3	3
Preferred stock, $0.0001 par value; 10,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in capital	209,964	199,054
Retained earnings	576,030	405,477
Less: Common stock held in treasury, at cost, 192 and 135 shares at April 1, 2023 and March 26, 2022, respectively	(9,547)	(4,858)
Total stockholders' equity	776,450	599,676
Total liabilities and stockholders' equity	$ 1,517,381	$ 1,199,855

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations

(In thousands, except per share amounts)

| | Fiscal Year Ended | | |
	April 1, 2023	March 26, 2022	March 27, 2021
Net sales	$ 1,657,615	$ 1,488,256	$ 893,491
Cost of goods sold	1,047,043	913,183	598,612
Gross profit	610,572	575,073	294,879
Selling, general and administrative expenses	378,785	316,735	208,553
Income from operations	231,787	258,338	86,326
Interest expense	5,880	5,780	9,442
Other (loss)/income net	(29)	35	366
Income before income taxes	225,878	252,593	77,250
Income tax expense	55,325	60,143	17,864
Net income	$ 170,553	$ 192,450	$ 59,386
Earnings per share:			
Basic	$ 5.72	$ 6.51	$ 2.05
Diluted	$ 5.62	$ 6.33	$ 2.01
Weighted average shares outstanding:			
Basic	29,805	29,556	28,930
Diluted	30,370	30,391	29,477

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Shares		Total
	Shares	Amount			Shares	Amount	
Balance at March 28, 2020	28,880	$ 3	$ 169,249	$ 153,641	(71)	$ (1,200)	$ 321,693
Net income	—	—	—	59,386	—	—	59,386
Issuance of common stock related to stock-based compensation	468	—	7,408	—	—	—	7,408
Tax withholding for net share settlement	—	—	—	—	(25)	(754)	(754)
Stock-based compensation expense	—	—	7,158	—	—	—	7,158
Balance at March 27, 2021	29,348	$ 3	$ 183,815	$ 213,027	(96)	$ (1,954)	$ 394,891
Net income	—	—	—	192,450	—	—	192,450
Issuance of common stock related to stock-based compensation	472	—	5,764	—	—	—	5,764
Tax withholding for net share settlement	—	—	—	—	(39)	(2,904)	(2,904)
Stock-based compensation expense	—	—	9,475	—	—	—	9,475
Balance at March 26, 2022	29,820	$ 3	$ 199,054	$ 405,477	(135)	$ (4,858)	$ 599,676
Net income	—	—	—	170,553	—	—	170,553
Issuance of common stock related to stock-based compensation	252	—	1,199	—	—	—	1,199
Tax withholding for net share settlement	—	—	—	—	(57)	(4,689)	(4,689)
Stock-based compensation expense	—	—	9,711	—	—	—	9,711
Balance at April 1, 2023	30,072	$ 3	$ 209,964	$ 576,030	(192)	$ (9,547)	$ 776,450

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended		
	April 1, 2023	March 26, 2022	March 27, 2021
Cash flows from operating activities			
Net income	$ 170,553	$ 192,450	$ 59,386
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	35,883	27,280	24,059
Stock-based compensation	9,711	9,475	7,158
Amortization of intangible assets	62	72	89
Noncash lease expense	47,869	39,286	34,231
Amortization and write-off of debt issuance fees and debt discount	130	1,878	884
Loss on disposal of property and equipment	334	175	87
(Gain)/loss on adjustment of right-of-use assets and lease liabilities	—	(259)	295
Store impairment charges	—	—	384
Deferred taxes	6,365	4,902	2,192
Changes in operating assets and liabilities, net of acquisition:			
Accounts receivable, net	(2,716)	5,222	8,050
Inventories	(115,194)	(198,540)	12,957
Prepaid expenses and other current assets	(11,276)	(24,577)	1,382
Other assets	(2,874)	(236)	(1,729)
Accounts payable	(2,636)	25,502	12,360
Accrued expenses and other current liabilities	(18,541)	45,229	25,003
Other liabilities	516	(1,192)	2,789
Operating leases	(29,299)	(37,803)	(33,655)
Net cash provided by operating activities	$ 88,887	$ 88,864	$ 155,922
Cash flows from investing activities			
Purchases of property and equipment	(124,534)	(60,443)	(28,424)
Net cash used in investing activities	$ (124,534)	$ (60,443)	$ (28,424)
Cash flows from financing activities			
Borrowings/(payments) on line of credit - net	37,494	28,549	(129,900)
Repayments on debt and finance lease obligations	(838)	(112,304)	(667)
Tax withholding payments for net share settlement	(4,689)	(2,904)	(754)
Proceeds from the exercise of stock options	1,199	5,764	7,408
Net cash provided by/(used in) financing activities	$ 33,166	$ (80,895)	$ (123,913)
Net (decrease)/increase in cash and cash equivalents	(2,481)	(52,474)	3,585
Cash and cash equivalents, beginning of period	20,674	73,148	69,563
Cash and cash equivalents, end of period	$ 18,193	$ 20,674	$ 73,148
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 60,171	$ 41,684	$ 11,458
Cash paid for interest	$ 5,835	$ 3,808	$ 8,795
Supplemental disclosure of non-cash activities:			
Unpaid purchases of property and equipment	$ 21,487	$ 14,963	$ 2,642

The accompanying notes are an integral part of these consolidated financial statements.

Boot Barn Holdings, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Business Operations

Boot Barn Holdings, Inc. (the "Company") was formed on November 17, 2011, and is incorporated in the State of Delaware. The equity of the Company consists of 100,000,000 authorized shares and 29,879,611 and 29,684,704 outstanding shares of common stock as of April 1, 2023 and March 26, 2022, respectively. The shares of common stock have voting rights of one vote per share.

The Company operates specialty retail stores that sell western and work boots and related apparel and accessories. The Company operates retail locations throughout the U.S. and sells its merchandise via the Internet. The Company operated a total of 345 stores in 43 states as of April 1, 2023, 300 stores in 38 states as of March 26, 2022 and 273 stores in 36 states as of March 27, 2021. As of the fiscal year ending April 1, 2023, all stores operate under the Boot Barn name, with the exception of two stores which operate under the "American Worker" name.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), include the accounts of the Company and each of its subsidiaries, including Boot Barn Holdings, Inc., Boot Barn, Inc., RCC Western Stores, Inc. ("RCC"), Baskins Acquisition Holdings, LLC ("Baskins"), Sheplers, LLC and Sheplers Holding, LLC (collectively with Sheplers, LLC, "Sheplers"). All intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation. The vast majority of the Company's identifiable assets are in the United States.

Fiscal Year

The Company reports its results of operations and cash flows on a 52- or 53-week basis, and its fiscal year ends on the last Saturday of March unless April 1st is a Saturday, in which case the fiscal year ends on April 1st. The year ended April 1, 2023 ("fiscal 2023") was a 53-week period, and the years ended March 26, 2022 ("fiscal 2022") and March 27, 2021 ("fiscal 2021") each consisted of 52 weeks.

Comprehensive Income

The Company does not have any components of other comprehensive income recorded within its consolidated financial statements and, therefore, does not separately present a statement of comprehensive income in its consolidated financial statements.

Segment Reporting

GAAP has established guidance for reporting information about a company's operating segments, including disclosures related to a company's products and services, geographic areas and major customers. The Company monitors and reviews its segment reporting structure in accordance with authoritative guidance to determine whether any changes have occurred that would impact its reportable segments. The Company's retail stores and e-commerce websites represent two operating segments. Given the similar qualitative and economic characteristics of the two operating segments, the Company's retail stores and e-commerce websites are aggregated into one reporting segment in accordance with guidance under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 280, Segment Reporting (ASC 280). Further, the Company's operations represent two reporting units, retail stores and e-commerce, for the purpose of its goodwill impairment analysis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Among the significant estimates affecting the Company's consolidated financial statements are those relating to revenue recognition, lease accounting, inventories, goodwill, intangible and long-lived assets, stock-based compensation and income taxes. Management regularly evaluates its estimates and assumptions based upon historical experience and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. To the extent actual results differ from those estimates, the Company's future results of operations may be affected.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents also include receivables from credit card sales. The carrying amounts of cash and cash equivalents represent their fair values.

Accounts Receivable

The Company's accounts receivable consists of amounts due from commercial customers for merchandise sold, as well as receivables from suppliers under co-operative arrangements. The Company's allowance for doubtful accounts was $0.4 million and $0.3 million as of April 1, 2023 and March 26, 2022, respectively.

Inventories

Inventories consist primarily of purchased merchandise and are valued at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method and includes the cost of merchandise and import related costs, including freight, duty and agent commissions. The Company assesses the recoverability of inventory through a periodic review of historical usage and present demand. When the inventory on hand exceeds the foreseeable demand, the value of inventory that, at the time of the review, is not expected to be sold is written down to its estimated net realizable value.

Debt Issuance Costs and Debt Discounts

Debt issuance costs are capitalized and amortized to interest expense over the terms of the applicable loan agreements using the effective interest method. Those costs related to the issuance of debt are presented as a reduction to the principal amount of the debt. Debt issuance costs incurred with the issuance of revolving credit lines are included in prepaid expenses and other current assets.

Debt discounts arise when transaction fees are paid to the lending institution. Debt discounts are recorded as a reduction to the principal amount of the debt. Amortization of debt discounts is recorded as an increase to the net principal amount of the debt and as a charge to interest expense over the term of the applicable loan agreement using the effective interest method.

Property and Equipment, net

Property and equipment consists of leasehold improvements, machinery and equipment, furniture and fixtures, software and vehicles. Property and equipment is subject to depreciation and is recorded at cost less accumulated depreciation. Expenditures for major remodels and improvements are capitalized while minor replacements, maintenance and repairs that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of fixed assets, when applicable, are reflected in operations. Depreciation is computed using the straight-line method over the estimated useful lives, ranging from five to ten years. Machinery and equipment is depreciated over five years.

Furniture and fixtures are depreciated over seven years. Software and vehicles are depreciated over five years. Leasehold improvements are depreciated over the shorter of the terms of the leases or ten years.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recorded as the difference between the aggregate consideration paid for an acquisition and the fair value of the acquired net tangible and intangible assets. Goodwill is tested for impairment at least annually as of the first day of the fourth fiscal quarter or more frequently if indicators of impairment exist, in accordance with the provisions of FASB ASC Topic 350, *Goodwill and Other*. This guidance provides the option to first assess qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant entity-specific events to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value.

GAAP has established guidance for reporting information about a company's operating segments, including disclosures related to a company's products and services, geographic areas and major customers. The Company monitors and reviews its segment reporting structure in accordance with authoritative guidance to determine whether any changes have occurred that would impact its reportable segments, as well as the Company's reporting units. As previously stated above, the Company's operations represent two reporting units, retail stores and e-commerce, for the purpose of its goodwill impairment analysis.

If, based on a review of qualitative factors it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to compare the fair value of the reporting unit with its carrying amount. We evaluate the fair value of the reporting unit by using market-based analysis to review market capitalization and by reviewing a discounted cash flow analysis using management's assumptions. We determine the fair value of our reporting unit using the income approach and market approach to valuation, as well as other generally accepted valuation methodologies. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, we recognize an impairment loss equal to the difference between the carrying amount and the estimated fair value of the reporting unit. The Company concluded that there was no impairment of goodwill during fiscal 2023, 2022, or 2021.

Intangible assets with indefinite lives, which include the Boot Barn, Sheplers and Country Outfitter trademarks, are not amortized but instead are measured for impairment at least annually, or when events indicate that impairment may exist. The Company calculates impairment as the excess of the carrying value of indefinite-lived intangible assets over their estimated fair value. If the carrying value exceeds the estimate of fair value, an impairment charge is recorded. The Company concluded there was no impairment of intangible assets with indefinite lives during fiscal 2023, 2022, or 2021.

Definite-Lived Intangible Assets

Definite-lived intangible assets consist of certain customer lists. Customer lists are amortized over a five year useful life based on their estimated attrition rate.

Long-Lived Assets

Long-lived assets consist of property and equipment and definite-lived intangible assets. The Company assesses potential impairment of its long-lived assets whenever events or changes in circumstances indicate that an asset or asset group's carrying value may not be recoverable. Factors that are considered important that could trigger an impairment review include a current period operating or cash flow loss combined with a history of operating or cash flow losses and a projection or forecast that demonstrates continuing losses or insufficient income associated with the use of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the related assets. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value, and the estimated fair value of the assets, with such estimated fair values determined using the best information available and in accordance with FASB ASC Topic 820, *Fair Value Measurements*. During fiscal 2023 and fiscal 2022, the Company did not record asset impairment charges related to its stores. During fiscal 2021, the Company recorded an asset impairment charge of $0.7 million related to one of its stores. This long-lived asset impairment charge related to right-of-use assets and property, plant, and equipment associated with the Company's store. The fair value of this location was calculated based on the projected discounted cash flows at a similar rate that would be used by market participants in valuing the asset or prices of similar assets.

Stock-Based Compensation

Stock-based compensation is accounted for under FASB ASC Topic 718, *Compensation—Stock Compensation* ("ASC 718"). The Company accounts for all stock-based compensation transactions using a fair-value method and recognizes the fair value of each award as an expense over the service period. The Company estimates the fair value of stock options granted with service conditions using the Black-Scholes option pricing model. The use of the Black-Scholes model requires a number of estimates, including the expected option term, the expected volatility in the price of the Company's common stock, the risk-free rate of interest and the dividend yield on the Company's common stock. The fair value of stock options granted with both service and market vesting conditions is estimated using a Monte Carlo simulation model. The fair value of the Company's restricted stock units and performance share units is the closing price of the Company's common stock on the grant date. The consolidated financial statements include amounts that are based on the Company's best estimates and judgments. The Company classifies compensation expense related to these awards in the consolidated statements of operations based on the department to which the recipient reports.

Revenue Recognition

Revenue is recorded for store sales upon the purchase of merchandise by customers. Transfer of control takes place at the point at which the customer receives and pays for the merchandise at the register. E-commerce sales are recorded when control transfers to the customer, which generally occurs upon delivery of the product. Shipping and handling revenues are included in total net sales. Shipping costs incurred by the Company are included as cost of goods sold. Sales taxes that are collected in connection with revenue transactions are withheld and remitted to the respective taxing authorities. As such, these taxes are excluded from revenue.

Revenue is recorded net of estimated and actual sales returns and deductions for coupon redemptions, estimated future award redemption and other promotions. The sales returns reserve reflects an estimate of sales returns based on projected merchandise returns determined through the use of historical average return percentages. The total reserve for returns was $8.4 million, $7.4 million, and $2.8 million as of April 1, 2023, March 26, 2022 and March 27, 2021, respectively and is recorded in accrued expenses and other current liabilities in the accompanying consolidated balance sheets. The Company accounts for the return asset and liability separately on a gross basis.

The Company maintains a customer loyalty program. Under the program, customers accumulate points based on purchase activity. For customers to maintain their active point balance, they must make a qualifying purchase of merchandise at least once in a 365-day period. Once a loyalty program member achieves a certain point level, the member earns awards that may be redeemed for credits on merchandise purchases. To redeem awards, the member must make a qualifying purchase of merchandise within 60 days of the date the award was granted. Unredeemed awards and accumulated partial points are accrued as unearned revenue until redemption or expiration and, upon redemption and expiration, recorded as an adjustment to net sales using the relative standalone selling price method. The unearned revenue for this program is recorded in accrued expenses and other current liabilities on the consolidated balance sheets and was $4.1 million, $3.5 million, and $2.5 million as of April 1, 2023, March 26, 2022, and March 27, 2021, respectively. The following table provides a reconciliation of the activity related to the Company's customer loyalty program:

Customer Loyalty Program

(In thousands)	Fiscal Year Ended		
	April 1, 2023	March 26, 2022	March 27, 2021
Beginning balance	$ 3,504	$ 2,485	$ 2,076
Current year provisions	18,731	13,794	6,934
Current year award redemptions	(18,090)	(12,775)	(6,525)
Ending balance	$ 4,145	$ 3,504	$ 2,485

Proceeds from the sale of gift cards are deferred until the customers use the cards to acquire merchandise. Gift cards, gift certificates and store credits do not have expiration dates, and unredeemed gift cards, gift certificates and store credits are subject to state escheatment laws. Amounts remaining after escheatment are recognized in net sales in the period escheatment occurs and the liability is considered to be extinguished. The Company defers recognition of a layaway sale and its related profit to the accounting period when the customer receives the layaway merchandise. Income from the redemption of gift cards, gift card breakage, and the sale of layaway merchandise is included in net sales. The following table provides a reconciliation of the activity related to the Company's gift card program:

Gift Card Program

(In thousands)	Fiscal Year Ended		
	April 1, 2023	March 26, 2022	March 27, 2021
Beginning balance	$ 15,392	$ 11,569	$ 10,118
Current year issuances	42,117	32,893	18,905
Current year redemptions	(36,787)	(27,702)	(16,614)
Current year breakage and escheatment	(867)	(1,368)	(840)
Ending balance	$ 19,855	$ 15,392	$ 11,569

Disaggregated Revenue

The Company disaggregates net sales into the following major merchandise categories:

% of Net Sales	Fiscal Year Ended		
	April 1, 2023	March 26, 2022	March 27, 2021
Footwear	47%	48%	53%
Apparel	37%	36%	32%
Hats, accessories and other	16%	16%	15%
Total	100%	100%	100%

The Company also disaggregates net sales between stores and e-commerce:

% of Net Sales	Fiscal Year Ended		
	April 1, 2023	March 26, 2022	March 27, 2021
Stores	87%	85%	81%
E-commerce	13%	15%	19%
Total	100%	100%	100%

Cost of Goods Sold

Cost of goods sold includes the cost of merchandise, obsolescence and shrink provisions, store and distribution center occupancy costs (including rent, depreciation and utilities), inbound and outbound freight, supplier allowances, occupancy-related taxes, inventory acquisition-related costs, and compensation costs for merchandise purchasing, exclusive brand design and development and distribution center personnel.

Store Opening Costs

Store opening costs consist of costs incurred prior to opening a new store and primarily consist of manager and other employee payroll, travel and training costs, marketing expenses, initial opening supplies and costs of transporting initial inventory and certain fixtures to store locations, as well as occupancy costs incurred from the time that we take possession of a store site to the opening of that store. Occupancy costs are included in cost of goods sold and the other store opening costs are included in selling, general and administrative ("SG&A") expenses. All of these costs are expensed as incurred.

Advertising Costs

Certain advertising costs, including pay-per-click, direct mail, television and radio promotions, event sponsorship, in-store photographs and other promotional advertising are expensed when the marketing campaign commences. The Company had prepaid advertising costs of $1.4 million and $0.8 million as of April 1, 2023 and March 26, 2022, respectively. All other advertising costs are expensed as incurred. The Company recognized $40.7 million, $34.5 million, and $24.1 million in advertising costs during fiscal 2023, 2022, and 2021, respectively.

Leases

The Company accounts for leases in accordance with FASB ASC Topic 842, *Leases*. Operating and finance lease liabilities are recognized at the lease commencement date based on the present value of the fixed lease payments using the Company's incremental borrowing rates for its population of leases. The Company does not separate lease and non-lease components for all of its leases, and leases with an initial term of 12 months or less are excluded from balance sheet capitalization. This results in recognizing those lease payments in the consolidated statements of operations on a straight-line basis over the lease term. Variable lease payments are recognized as lease expense as they are incurred. Related operating and finance lease right-of-use assets are recognized based on the initial present value of the fixed lease payments, reduced by cash payments received from landlords as lease incentives, plus any prepaid rent and other direct costs from executing the leases. Amortization of both operating and finance lease right-of-use assets is recorded as part of rent expense in cost of goods sold and selling, general and administrative expenses on the consolidated statements of operations. The majority of total lease cost is recorded as part of cost of goods sold, with the balance recorded in selling, general and administrative expenses on the consolidated statements of operations. The interest expense amortization component of the finance lease liabilities is recorded within interest expense on the consolidated statements of operations.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes* ("ASC 740"), which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred tax assets and liabilities are attributable to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The Company accounts for uncertain tax positions in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Such changes in recognition or measurement might result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the consolidated statements of operations. Accrued interest and penalties, if incurred, are included within accrued expenses and other current liabilities in the consolidated balance sheets. There were no accrued interest or penalties for the fiscal years ended April 1, 2023 or March 26, 2022.

Per Share Information

Basic earnings per share is computed by dividing net income by the weighted average number of outstanding shares of common stock. In computing diluted earnings per share, the weighted average number of common shares outstanding is adjusted to reflect the effect of potentially dilutive securities such as stock options and restricted stock. In accordance with ASC 718, the Company utilizes the treasury stock method to compute the dilutive effect of stock options, restricted stock units and performance share units.

Fair Value of Certain Financial Assets and Liabilities

The Company follows FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, ("ASC 820") which requires disclosure of the estimated fair value of certain assets and liabilities defined by the guidance as financial instruments. The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable and debt. ASC 820 defines the fair value of financial instruments as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 establishes a three-level hierarchy for disclosure that is based on the extent and level of judgment used to estimate the fair value of assets and liabilities.

- Level 1 uses unadjusted quoted prices that are available in active markets for identical assets or liabilities.

- Level 2 uses inputs other than quoted prices included in Level 1 that are either directly or indirectly observable through correlation with market data. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs to valuation models or other pricing methodologies that do not require significant judgment because the inputs used in the model, such as interest rates, incremental borrowing rates and volatility, can be corroborated by readily observable market data.

- Level 3 uses one or more significant inputs that are unobservable and supported by little or no market activity, and reflect the use of significant management judgment. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques and significant management judgment or estimation. The Company's Level 3 assets include certain acquired businesses and the evaluation of store impairment.

Cash and cash equivalents, accounts receivable and accounts payable are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified as Level 2 or Level 3 even though there may be certain significant inputs that are readily observable. The Company believes that the recorded values of its financial instruments approximate their current fair values because of their nature and respective relatively short maturity dates or duration.

Although a market quote for the fair value of its outstanding debt arrangement discussed in Note 7 "Revolving credit facilities and long-term debt" is not readily available, the Company believes its carrying value approximates fair value due to the variable interest rates, which are Level 2 inputs. There were no material financial assets or liabilities requiring fair value measurements as of April 1, 2023 on a recurring basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents. At times, such amounts held at banks may be in excess of Federal Deposit Insurance Corporation insurance limits, and the Company mitigates such risk by utilizing multiple banks.

Supplier Concentration Risk

The Company purchases merchandise inventories from several hundred suppliers worldwide. Sales of products from the Company's three largest suppliers totaled approximately 24% of net sales in fiscal 2023, 27% of net sales in fiscal 2022, and approximately 33% of net sales in fiscal 2021.

Recent Accounting Pronouncements

In January 2021, the FASB issued Accounting Standards Update ("ASU') No. 2021-01, *Reference Rate Reform (Topic 848),* which clarifies some of its guidance around reference rate reform activities as global market participants undertook efforts to transition from using or referencing the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to using or referencing alternative reference rates. The provisions of this update are only available until December 31, 2022, by which time the reference rate replacement activity is expected to be completed. This revised standard did not have an impact on the Company's consolidated financial statements.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	April 1, 2023	March 26, 2022
Prepaid rent	$ 49	$ 23
Prepaid advertising	1,375	751
Prepaid insurance	2,335	2,209
Income tax receivable	—	2,205
Debt issuance costs	464	179
Prepaid merchandise	33,707	25,167
Other	10,411	6,661
Total prepaid expenses and other current assets	$ 48,341	$ 37,195

4. Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	April 1, 2023	March 26, 2022
Leasehold improvements	$ 136,490	$ 92,151
Machinery and equipment	54,522	40,965
Furniture and fixtures	141,085	98,409
Construction in progress	61,489	25,360
Vehicles	1,896	1,556
	395,482	258,441
Less: Accumulated depreciation	(138,339)	(103,194)
Property and equipment, net	$ 257,143	$ 155,247

Depreciation expense was $35.9 million, $27.3 million, and $24.1 million for fiscal years 2023, 2022, and 2021, respectively.

5. Goodwill and Intangible Assets, Net

Our goodwill balance totaled $197.5 million for fiscal 2023. There were no changes to the carrying amount of goodwill for fiscal 2023, 2022, and 2021.

Net intangible assets consisted of the following:

| | **April 1, 2023** | | | |
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	**Weighted Average Useful Life**
	(in thousands, except for weighted average useful life)			
Customer lists—definite lived	$ 345	$ (271)	$ 74	5.0
Trademarks—indefinite lived	60,677	—	60,677	
Total intangible assets	$ 61,022	$ (271)	$ 60,751	

| | **March 26, 2022** | | | |
	Gross Carrying Amount	**Accumulated Amortization**	**Net**	**Weighted Average Useful Life**
	(in thousands, except for weighted average useful life)			
Customer lists—definite lived	$ 345	$ (209)	$ 136	5.0
Trademarks—indefinite lived	60,677	—	60,677	
Total intangible assets	$ 61,022	$ (209)	$ 60,813	

Amortization expense for intangible assets totaled $0.1 million for each of fiscal 2023, 2022, and 2021, and is included in selling, general and administrative expenses.

As of April 1, 2023, estimated future amortization of intangible assets was as follows:

Fiscal year	(in thousands)
2024	$ 54
2025	20
2026	—
2027	—
2028	—
Thereafter	—
Total	$ 74

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	April 1, 2023	March 26, 2022
Accrued compensation	$ 24,711	$ 27,231
Deferred revenue	22,272	18,516
Sales tax liability	14,928	13,713
Income taxes payable	5,301	18,729
Accrued occupancy expense	8,738	7,944
Accrued interest	195	137
Sales reward redemption liability	4,145	3,504
Accrued expenses	18,458	22,307
Accrued property and equipment	13,872	12,820
Sales returns reserve	8,372	7,426
Other	1,966	1,081
Total accrued expenses and other current liabilities	$ 122,958	$ 133,408

7. Revolving Credit Facilities and Long-Term Debt

On June 29, 2015, the Company, as guarantor, and its wholly-owned primary operating subsidiary, Boot Barn, Inc., refinanced a previous Wells Fargo credit facility with a $125.0 million syndicated senior secured asset-based revolving credit facility for which Wells Fargo Bank, National Association is agent ("Wells Fargo Revolver"), and the $200.0 million syndicated senior secured term loan for which GCI Capital Markets LLC was agent ("2015 Golub Term Loan").

On May 26, 2017, the Company entered into an amendment to the Wells Fargo Revolver increasing the aggregate revolving credit facility to $135.0 million and extending the maturity date. On June 6, 2019, the Company entered into a further amendment to the credit agreement further increasing the aggregate revolving credit facility to $165.0 million and extending the maturity date. On July 26, 2021, the lenders under the Wells Fargo Revolver agreed to increase the aggregate revolving credit facility to $180.0 million. On July 11, 2022, the Company entered into a further amendment to the Wells Fargo Revolver (the "2022 Wells Amendment) which amended and restated the credit agreement to, among other things, increase the aggregate revolving credit facility to $250.0 million, increase the sublimit for letters of credit to $10.0 million, and extend the maturity date to July 11, 2027. The 2022 Wells Amendment also replaced all LIBOR based provisions with provisions reflecting the Secured Overnight Financing Rate ("SOFR"), including, without limitation, the use of Term SOFR as the benchmark rate.

Following the 2022 Wells Amendment, revolving credit loans bear interest at per annum rates equal to, at the Company's option, either (i) Adjusted Term SOFR (defined as Term SOFR for the applicable interest period plus a fixed credit spread adjustment of 0.10%) plus an applicable margin for Term SOFR loans, or (ii) the base rate plus an applicable margin for base rate loans. The base rate is calculated at the highest of (a) the federal funds rate plus 0.5%, (b) the Wells Fargo prime rate and (c) Term SOFR for a one month tenor in effect on such day plus 1.0%. The applicable margin is calculated based on a pricing grid that in each case is linked to quarterly average excess availability. For Term SOFR loans, the applicable margin ranges from 1.00% to 1.25% and for base rate loans it ranges from 0.00% to 0.25%. The interest on base rate loans under the Wells Fargo Revolver is payable in quarterly installments ending on the maturity date and for Term SOFR loans is payable on the earlier of the last day of each interest period applicable thereto, or on each three-month interval of such interest period. The Company also pays a commitment fee of 0.25% per annum of the actual daily amount of the unutilized revolving loans.

The borrowing base of the Wells Fargo Revolver is calculated on a monthly basis and is based on the amount of eligible credit card receivables, commercial accounts, inventory, and available reserves.

The amount outstanding under the Wells Fargo Revolver and letter of credit commitments as of April 1, 2023 were $66.0 million and $0.8 million, respectively. The amounts outstanding under the Wells Fargo Revolver and letter of credit commitments as of March 26, 2022 were $28.5 million and zero, respectively. Total interest expense incurred in fiscal 2023 on the Wells Fargo Revolver was $5.2 million, and the weighted average interest rate for fiscal 2023 was 4.3%. Total interest expense incurred in fiscal 2022 on the Wells Fargo Revolver was $0.7 million, and the weighted average interest rate for fiscal 2022 was 3.4%. Total interest expense incurred in fiscal 2021 on the Wells Fargo Revolver was $1.5 million, and the weighted average interest rate for fiscal 2021 was 1.6%.

On December 14, 2021, the Company repaid the remaining outstanding principal under the 2015 Golub Term Loan and terminated the agreement. Total interest expense incurred in fiscal 2022 on the 2015 Golub Term Loan was $2.5 million, and the weighted average interest rate for fiscal 2022 was 5.5%. Total interest expense incurred in fiscal 2021 on the 2015 Golub Term Loan was $6.3 million, and the weighted average interest rate for fiscal 2021 was 5.7%.

All obligations under the Wells Fargo Revolver are unconditionally guaranteed by the Company and each of its direct and indirect wholly-owned domestic subsidiaries (other than certain immaterial subsidiaries) which are not named as borrowers under the Wells Fargo Revolver.

The Wells Fargo Revolver contains customary provisions relating to mandatory prepayments, restricted payments, voluntary payments, affirmative and negative covenants, and events of default. In addition, the terms of the Wells Fargo Revolver require the Company to maintain, on a consolidated basis, a Consolidated Fixed Charge Coverage Ratio (as defined in the Wells Fargo Revolver) of at least 1.00:1.00 during such times as a covenant trigger event shall exist. The Wells Fargo Revolver also requires the Company to pay additional interest of 2.0% per annum upon triggering certain specified events of default set forth therein. For financial accounting purposes, the requirement for the Company to pay a higher interest rate upon an event of default is an embedded derivative. As of April 1, 2023, the fair value of this embedded derivative was estimated and was not significant.

As of April 1, 2023, we were in compliance with the Wells Fargo Revolver covenant.

Debt Issuance Costs

Debt issuance costs totaling $1.7 million were incurred under the Wells Fargo Revolver, 2017 Wells Amendment, 2019 Wells Amendment, 2021 Wells Amendment and 2022 Wells Amendment and are included as assets on the consolidated balance sheets in prepaid expenses and other current assets. Total unamortized debt issuance costs were $0.5 million and $0.2 million as of April 1, 2023 and March 26, 2022, respectively. These amounts are being amortized to interest expense over the term of the Wells Fargo Revolver.

Total amortization expense of $0.1 million, $0.4 million and $0.9 million related to the Wells Fargo Revolver and 2015 Golub Term Loan is included as a component of interest expense in fiscal 2023, 2022 and 2021, respectively. Interest expenses in fiscal 2022 also includes the write-off of $1.4 million of debt issuance costs and debt discount associated with the paydown of the 2015 Golub Term Loan.

8. Stock-Based Compensation

Equity Incentive Plans

On October 19, 2014, the Company approved the 2014 Equity Incentive Plan, which was amended as of August 24, 2016 (as amended, the "2014 Plan"). The 2014 Plan authorizes the Company to issue awards to employees, consultants and directors for up to a total of 3,600,000 shares of common stock, par value $0.0001 per share. All awards granted by the Company under the 2014 Plan were nonqualified stock options, restricted stock awards, restricted stock units or performance share units. Options granted under the 2014 Plan have a life of eight to ten years and vest over service periods of four or five years or in connection with certain events as defined by the 2014 Plan and as determined by the Compensation Committee of our board of directors. Restricted stock awards granted under the 2014 Plan vested over one or four years, as determined by the Compensation Committee of our board of directors. Restricted stock units granted under the 2014 Plan vest over service periods of one, four or five years, as determined by the Compensation Committee of our board of directors. Performance share units are subject to the vesting criteria discussed further below.

On August 26, 2020, the Company approved the 2020 Equity Incentive Plan (the "2020 Plan"). Following the approval of the 2020 Plan, no further grants have been made under the 2014 Plan. The 2020 Plan authorizes the Company to issue awards to employees and directors for up to a total of 2,000,000 shares of common stock, par value $0.0001 per share. As of April 1, 2023, all awards granted by the Company under the 2020 Plan to date have been market-based stock options, restricted stock units or performance share units. Market-based stock options granted under the 2020 Plan are subject to the vesting criteria discussed further below. Restricted stock units vest over service periods of one, three or four years, as determined by the Compensation Committee of our board of directors. Performance share units granted under the 2020 Plan are subject to the vesting criteria discussed further below.

Stock Options

During fiscal 2023, the Company granted its Chief Executive Officer ("CEO") an option to purchase 86,189 shares of common stock under the 2020 Plan. This option contains both service and market vesting conditions. Vesting of this option is contingent upon the market price of the Company's common stock achieving three stated price targets for 30 consecutive trading days through the third anniversary of the date of grant. If the first market price target is met, 33% of the option granted will cliff vest on the third anniversary of the date of grant, with an additional 33% of the option vesting on the third anniversary of the date of grant if the second market price target is met, and the last 34% of the option vesting on the third anniversary of the date of grant if the final market price target is met. The total grant date fair value of this option was $4.0 million, with a grant date fair value of $46.41 per share. The Company is recognizing the expense relating to this stock option on a straight-line basis over the three-year service period. The exercise price of this award is $86.96 per share. The fair value of the option was estimated using a Monte Carlo simulation model. The following significant assumptions were used as of May 12, 2022, the date of grant:

Stock price	$ 86.96
Exercise price	$ 86.96
Expected option term	6.5 years
Expected volatility	65.9 %
Risk-free interest rate	2.8 %
Expected annual dividend yield	0 %

During fiscal 2023, the Company did not grant any other options to purchase shares.

During fiscal 2022, the Company did not grant options to purchase shares.

During fiscal 2021, the Company granted certain members of management options to purchase a total of 287,373 shares under the 2014 Plan. The total grant date fair value of stock options granted during fiscal 2021 was $3.1 million, with grant date fair values ranging from $10.40 to $12.71 per share. The Company is recognizing the expense relating to these stock options on a straight-line basis over the four-year service period of the awards. The exercise prices of these awards range between $20.94 and $24.08 per share.

Stock option awards with service vesting conditions are measured at fair value on the grant date using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, expected volatility of the Company's stock price over the option's expected term, the risk-free interest rate over the option's expected term and the Company's expected annual dividend yield, if any. The Company issues shares of common stock when options are exercised.

The fair values of stock options granted in fiscal 2023, 2022, and 2021 were estimated using the Black-Scholes option pricing model on their respective grant dates using the following assumptions:

	Fiscal Year Ended				
	April 1, 2023	March 26, 2022	March 27, 2021		
Expected option term[1]	N/A	N/A			6.3 years
Expected volatility factor[2]	N/A	N/A	57.0 %	-	58.4 %
Risk-free interest rate[3]	N/A	N/A	0.3 %	-	0.4 %
Expected annual dividend yield	N/A	N/A			0 %

(1) The Company has limited historical information regarding the expected option term. Accordingly, the Company determined the expected life of the options using the simplified method.
(2) Stock volatility for the options granted during the fiscal year ended March 27, 2021 was measured using the weighted average of historical daily price changes of the Company's stock and its competitors' common stock over the most recent period equal to the expected option term of the Company's awards.
(3) The risk-free interest rate is determined using the rate on treasury securities with the same term.

Intrinsic value for stock options is defined as the difference between the market price of the Company's common stock on the last business day of the fiscal year and the weighted average exercise price of in-the-money stock options outstanding at the end of each fiscal period. The following table summarizes the stock award activity for the fiscal year ended April 1, 2023:

	Stock Options	Grant Date Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at March 26, 2022	728,079	$ 23.44		
Granted	86,189	$ 86.96		
Exercised	(74,788)	$ 16.02		$ 4,759
Cancelled, forfeited or expired	—	$ —		
Outstanding at April 1, 2023	739,480	$ 31.60	6.0	$ 34,199
Vested and expected to vest after April 1, 2023	739,480	$ 31.60	6.0	$ 34,199
Exercisable at April 1, 2023	259,228	$ 21.00	4.4	$ 14,423

A summary of the status of non-vested stock options as of April 1, 2023 and changes during fiscal 2023 is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at March 26, 2022	626,976	$ 9.14
Granted	86,189	$ 46.41
Vested	(232,913)	$ 8.16
Nonvested shares forfeited	—	$ —
Nonvested at April 1, 2023	480,252	$ 16.26

Restricted Stock Units

During fiscal 2023, the Company granted 94,262 restricted stock units to various directors and employees under the 2020 Plan. The shares granted to employees vest in three equal annual installments beginning on the grant date, provided that the respective award recipient continues to be employed by the Company through each of those dates (subject to certain exceptions). The shares granted to the Company's directors vest on the first anniversary of the date of grant. The grant date fair value of these awards for fiscal 2023 totaled $8.2 million. The Company is recognizing the expense relating to these awards on a straight-line basis over the service period of each award (subject to certain exceptions), commencing on the date of grant.

During fiscal 2022, the Company granted 65,662 restricted stock units to various directors and employees under the 2014 Plan. The shares granted to employees vest in four equal annual installments beginning on the grant date, provided that the respective award recipient continues to be employed by the Company through each of those dates (subject to certain exceptions). The shares granted to the Company's directors vest on the first anniversary of the date of grant. The grant date fair value of these awards for fiscal 2022 totaled $5.2 million. The Company is recognizing the expense relating to these awards on a straight-line basis over the service period of each award (subject to certain exceptions), commencing on the date of grant.

During fiscal 2021, the Company granted 175,527 restricted stock units to various directors and employees under the 2014 Plan. The shares granted to employees vest in four equal annual installments beginning on the grant date, provided that the respective award recipient continues to be employed by the Company through each of those dates (subject to certain exceptions). The shares granted to the Company's directors vest on the first anniversary of the date of grant. The grant date fair value of these awards for fiscal 2021 totaled $3.7 million. The Company is recognizing the expense relating to these awards on a straight-line basis over the service period of each award (subject to certain exceptions), commencing on the date of grant.

Performance Share Units

During fiscal 2023 and 2022, the Company granted 57,843 and 33,571 performance share units, respectively, to various employees under the 2020 Plan with grant date fair values of $5.0 million and $2.6 million, respectively. Performance share units are stock-based awards in which the number of shares ultimately received depends on the Company's performance against its cumulative earnings per share target over a three-year performance period. The performance period for fiscal 2023 awards began March 27, 2022 and ends March 29, 2025, and the performance period for fiscal 2022 awards began March 28, 2021 and ends March 30, 2024.

The performance metrics for these awards were established by the Company at the beginning of the performance period. At the end of the performance period, the number of performance share units to be issued is fixed based upon the degree of achievement of the performance goals. If the cumulative three-year performance goals are below the threshold level, the number of performance share units to vest will be 0%, if the performance goals are at the threshold level, the number of performance share units to vest will be 50% of the target amounts, if the performance goals are at the target level, the number of performance share units to vest will be 100% of the target amounts, and if the performance goals are at the maximum level, the number of performance share units to vest will be 200% of the target amounts, each subject to continued service by the applicable award recipient through the last day of the performance period (subject to certain exceptions). If performance is between threshold and target goals or between target and maximum goals, the number of performance share units to vest will be determined by linear interpolation. The number of shares ultimately issued can range from 0% to 200% of the participant's target award.

The grant date fair values of the performance share units granted during fiscal 2023 and 2022 were initially measured using the Company's closing stock price on the date of grant with the resulting stock compensation expense recognized on a straight-line basis over the three-year vesting period, subject to certain exceptions. The expense recognized over the vesting period is adjusted up or down on a quarterly basis based on the anticipated performance level during the performance period. If the performance metrics are not probable of achievement during the performance period, any previously recognized stock compensation expense is reversed. The awards are forfeited if the threshold performance goals are not achieved as of the end of the performance period.

During fiscal 2021, the Company did not grant any performance share units.

Stock-Based Compensation Expense

Stock-based compensation expense was $9.7 million, $9.5 million, and $7.2 million for fiscal 2023, 2022, and 2021, respectively. Stock-based compensation expense of $1.3 million, $2.6 million, and $1.2 million was recorded in cost of goods sold in the consolidated statements of operations for fiscal 2023, 2022, and 2021, respectively. All other stock-based compensation expense is included in selling, general and administrative expenses in the consolidated statements of operations.

As of April 1, 2023, there was $3.5 million of total unrecognized stock-based compensation expense related to unvested stock options, with a weighted-average remaining recognition period of 1.91 years. As of April 1, 2023, there was $6.6 million of total unrecognized stock-based compensation expense related to restricted stock units, with a weighted-average remaining recognition period of 1.98 years. As of April 1, 2023, there was $1.1 million of total unrecognized stock-based compensation expense related to performance share units, with a weighted-average remaining recognition period of 1.00 year.

9. Commitments and Contingencies

The Company is involved, from time to time, in litigation that is incidental to its business. The Company has reviewed these matters to determine if reserves are required for losses that are probable and reasonable to estimate in accordance with FASB ASC Topic 450, *Contingencies*. The Company evaluates such reserves, if any, based upon several criteria, including the merits of each claim, settlement discussions and advice from outside legal counsel, as well as indemnification of amounts expended by the Company's insurers or others, if any.

On May 8, 2019, Sheplers, LLC (formerly known as Sheplers, Inc. prior to September 26, 2021), a wholly-owned subsidiary of the Company was named as defendant in a class-action complaint filed in the Superior Court of California, County of Los Angeles. Among other things, the complaint generally alleged deceptive pricing on merchandise sold on Sheplers' e-commerce site. The Company reached a settlement for an amount that is not material to the consolidated financial statements, and all settlement amounts have been paid as of December 24, 2022.

On February 27, 2020, one employee, on behalf of themself and all other similarly situated employees, filed a class action lawsuit against the Company, which includes claims for penalties under California's Private Attorney General Act, in the Sacramento County Superior Court, Case No. 34-2019-00272000-CU-OE-GDS, alleging violations of California's wage and hour, overtime, meal periods and rest breaks, and an alleged violation of the suitable seating requirement as per California Labor Law among other things. As of April 1, 2023, the Company has entered a motion for preliminary approval of class action settlement and has recorded an amount for the estimated probable loss, which is not material to the consolidated financial statements. Subsequent to April 1, 2023, the Company received a court order granting approval of settlement.

The Company is also subject to certain other pending or threatened litigation matters incidental to its business. In management's opinion, none of these legal matters, individually or in the aggregate, will have a material effect on the Company's financial position, results of operations, or liquidity.

During the normal course of its business, the Company has made certain indemnifications and commitments under which the Company may be required to make payments for certain transactions. These indemnifications include those given to various lessors in connection with facility leases for certain claims arising from such facility leases, and indemnifications to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The majority of these indemnifications and commitments do not provide for any limitation of the maximum potential future payments the Company could be obligated to make, and their duration may be indefinite. The Company has not recorded any liability for these indemnifications and commitments in the consolidated balance sheets as the impact is expected to be immaterial.

10. Leases

The Company does not own any real estate. Instead, most of its retail store locations are occupied under operating leases. The store leases generally have a base lease term of five or 10 years, with one or more renewal periods of five years, on average, exercisable at the Company's option. The Company is generally responsible for the payment of property taxes and insurance, utilities and common area maintenance fees. Some leases also require additional payments based on percentage of sales. Lease terms include the non-cancellable portion of the underlying leases along with any reasonably certain lease periods associated with available renewal periods, termination options and purchase options.

ROU assets are tested for impairment in the same manner as long-lived assets. During fiscal 2023 and fiscal 2022, the Company did not record ROU asset impairment charges related to its stores. During fiscal 2021, the Company recorded ROU asset impairment charges of $0.3 million related to its stores.

ROU assets and lease liabilities as of April 1, 2023 consist of the following (in thousands):

	Balance Sheet Classification	April 1, 2023		March 26, 2022	
Assets					
Finance lease assets	Right-of-use assets, net	$	9,357	$	10,254
Operating lease assets	Right-of-use assets, net		317,266		230,893
Total lease assets		$	326,623	$	241,147
Liabilities					
Current					
Finance	Short-term lease liabilities	$	863	$	838
Operating	Short-term lease liabilities		50,732		42,279
Total short-term lease liabilities		$	51,595	$	43,117
Non-Current					
Finance	Long-term lease liabilities	$	15,301	$	16,164
Operating	Long-term lease liabilities		314,780		218,420
Total long-term lease liabilities		$	330,081	$	234,584
Total lease liabilities		$	381,676	$	277,701

Total lease costs for each of fiscal 2023, 2022 and 2021 were:

		Fiscal Year Ended					
(in thousands)		April 1, 2023		March 26, 2022		March 27, 2021	
Finance lease cost							
Amortization of right-of-use assets	$	886	$	930	$	848	
Interest on lease liabilities		713		774		795	
Total finance lease cost	$	1,599	$	1,704	$	1,643	
Operating lease cost	$	61,600	$	50,197	$	44,922	
Short-term lease cost		5,085		3,934		2,085	
Variable lease cost		22,305		20,286		14,488	
Sublease income		—		—		(572)	
Total lease cost	$	90,589	$	76,121	$	62,566	

The following table summarizes future lease payments as of April 1, 2023:

Fiscal Year	Operating Leases (in thousands)		Finance Leases (in thousands)
2024	$	58,011	$ 1,544
2025		66,155	1,515
2026		59,311	1,552
2027		50,518	1,590
2028		44,283	1,629
Thereafter		169,327	12,895
Total		447,605	20,725
Less: Imputed interest		(82,092)	(4,562)
Present value of net lease payments	$	365,513	$ 16,163

The following table includes supplemental lease information:

Supplemental Cash Flow Information (dollars in thousands)	Fiscal Year Ended			
	April 1, 2023		March 26, 2022	
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows used for operating leases	$	61,783	$	49,707
Operating cash flows from finance leases		522		1
Financing cash flows from finance leases		1,038		1,595
	$	63,343	$	51,303
Lease liabilities arising from new right-of-use assets				
Operating leases	$	133,356	$	91,390
Finance leases	$	—	$	3,148
Weighted average remaining lease term (in years)				
Operating leases		8.1		6.6
Finance leases		12.4		13.3
Weighted average discount rate				
Operating leases		4.7 %		4.7 %
Finance leases		10.9 %		10.9 %

11. Defined Contribution Plan

The Boot Barn 401(k) Plan (the "401(k) Plan") is a qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) Plan provides a matching contribution for all employees that work a minimum of 1,000 hours per year. Contributions to the plan are based on certain criteria as defined in the agreement, governing the 401(k) Plan. Participating employees are allowed to contribute up to the statutory maximum set by the Internal Revenue Service. The Company provides a safe harbor matching contribution that matches 100% of employee contributions up to 3% of their respective wages and then 50% of further contributions up to 5% of their respective wages. Contributions to the plan and charges to selling, general and administrative expenses were $2.1 million, $1.6 million, and $1.3 million for fiscal 2023, 2022, and 2021, respectively.

12. Income Taxes

Income tax expense consisted of the following:

(in thousands)	Fiscal Year Ended		
	April 1, 2023	March 26, 2022	March 27, 2021
Current:			
Federal	$ 37,404	$ 43,883	$ 12,761
State	11,556	11,358	2,912
Foreign	—	—	—
Total current	48,960	55,241	15,673
Deferred:			
Federal	6,927	3,942	1,614
State	(562)	960	577
Foreign	—	—	—
Total deferred	6,365	4,902	2,191
Total income tax expense	$ 55,325	$ 60,143	$ 17,864

The reconciliation between the Company's effective tax rate on income from operations and the statutory tax rate is as follows:

	Fiscal Year Ended		
	April 1, 2023	March 26, 2022	March 27, 2021
Expected provision at statutory U.S. federal tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal tax benefit	4.0	4.0	4.1
Permanent items	0.1	—	0.1
Excess tax benefit of stock-based compensation	(1.5)	(2.9)	(3.5)
IRC Section 162(M)	1.3	1.7	1.9
Other	(0.4)	—	(0.4)
Effective tax rate	24.5 %	23.8 %	23.2 %

Differences between the effective tax rate and the statutory rate relate primarily to excess tax benefits due to income tax accounting for share-based compensation, IRC Section 162(M) and state taxes.

Deferred taxes reflect the net tax effects of the temporary differences between the carrying amount of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company's net deferred tax liabilities as of April 1, 2023 and March 26, 2022 consisted of the following (in thousands):

	April 1 2023	March 26, 2022
Deferred tax assets:		
State taxes	$ 1,324	$ 1,189
Accrued liabilities	2,037	1,660
Award program liabilities	466	377
Deferred revenue	2,131	1,608
Inventories	5,950	6,053
Stock options	2,165	1,831
Lease liabilities	84,731	58,775
Other, net	2,896	2,747
Total deferred tax assets	101,700	74,240
Deferred tax liabilities:		
Depreciation and amortization	(53,917)	(41,393)
Prepaid expenses	(782)	(709)
Right-of-use assets	(80,261)	(59,033)
Total deferred tax liabilities	(134,960)	(101,135)
Valuation allowance	—	—
Net deferred tax liabilities	$ (33,260)	$ (26,895)

As of April 1, 2023, the Company had no net operating loss carryforwards for federal and state tax purposes.

Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized. To this end, the Company has considered and evaluated its sources of taxable income, including forecasted future taxable income, and the Company has concluded that a valuation allowance is not necessary as of April 1, 2023.

The Company applies ASC 740, which contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments. At April 1, 2023 and March 26, 2022, no material amounts were recorded for any uncertain tax positions.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits as of April 1, 2023 and March 26, 2022.

The Company does not anticipate a significant change in its uncertain tax benefits over the next 12 months.

The major jurisdictions in which the Company files income tax returns include the U.S. federal jurisdiction, as well as various state jurisdictions within the U.S. The Company's fiscal years 2018 through 2022 returns are subject to examination by the U.S. federal and various state tax authorities.

13. Related Party Transactions

The Company had capital expenditures with Floor & Decor Holdings, Inc., a specialty retail vendor in the flooring market. These capital expenditures amounted to $0.1 million, $0.6 million, and $0.4 million in fiscal 2023, fiscal 2022, and fiscal 2021, respectively, and were recorded as property and equipment, net on the consolidated balance sheets. During these fiscal years, certain members of the Company's board of directors either served on the board of directors or as an executive officer at Floor & Decor Holdings, Inc.

John Grijalva, the husband of Laurie Grijalva, Chief Merchandising Officer, works as an independent sales representative primarily for Dan Post Boot Company, Outback Trading Company, LTD and KS Marketing LLC. Mr. Grijalva conducts his business as an independent sales representative through a limited liability company of which he and Ms. Grijalva are members. We purchased merchandise from these suppliers in the aggregate approximate amounts of $45.0 million, $39.5 million, and $13.8 million in fiscal 2023, fiscal 2022, and fiscal 2021, respectively. Mr. Grijalva was paid commissions by the companies he represents amounting to approximately $3.2 million, $2.4 million, and $1.0 million in fiscal 2023, fiscal 2022 and fiscal 2021, respectively, a portion of which were passed on to other sales representatives working for Mr. Grijalva.

14. Earnings Per Share

Earnings per share is computed under the provisions of FASB ASC Topic 260, *Earnings Per Share*. Basic earnings per share is computed based on the weighted average number of outstanding shares of common stock during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method, whereby proceeds from such exercise and unamortized compensation, if any, on share-based awards are assumed to be used by the Company to purchase the shares of common stock at the average market price during the period. The dilutive effect of stock options and restricted stock is applicable only in periods of net income. Performance share units and market-based stock option awards are excluded from the calculation of diluted earnings per share until their respective performance or market criteria has been achieved.

The components of basic and diluted earnings per share of common stock, in aggregate, for fiscal 2023, 2022, and 2021 are as follows:

	Fiscal Year Ended		
(in thousands, except per share data)	April 1, 2023	March 26, 2022	March 27, 2021
Net income	$ 170,553	$ 192,450	$ 59,386
Weighted average basic shares outstanding	29,805	29,556	28,930
Dilutive effect of options and restricted stock	565	835	547
Weighted average diluted shares outstanding	30,370	30,391	29,477
Basic earnings per share	$ 5.72	$ 6.51	$ 2.05
Diluted earnings per share	$ 5.62	$ 6.33	$ 2.01

During fiscal 2023, fiscal 2022 and fiscal 2021, securities outstanding totaling approximately 198,511, 1,387, and 322,078 shares, comprised of options and restricted stock, were excluded from the computation of weighted average diluted common shares outstanding, as the effect of doing so would have been anti-dilutive.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer and principal accounting officer), as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures under the Exchange Act as of April 1, 2023, the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of April 1, 2023, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of April 1, 2023. In making this assessment, our management used the *Internal Control – Integrated Framework (2013)* as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of April 1, 2023.

The effectiveness of our internal control over financial reporting as of April 1, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears immediately below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Boot Barn Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Boot Barn Holdings, Inc. and subsidiaries (the "Company") as of April 1, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 1, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended April 1, 2023, of the Company and our report dated May 18, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
May 18, 2023

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarterly period ended April 1, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Present Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be contained in our 2023 Proxy Statement, which is expected to be filed not later than 120 days after the end of our fiscal year ended April 1, 2023, and is incorporated herein by reference.

In addition, our Board of Directors has adopted a Code of Business Ethics that applies to all of our directors, employees and officers, including our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. The current version of the Code of Business Ethics is available on our website under the Investor Relations section at www.bootbarn.com. In accordance with the rules adopted by the SEC and the New York Stock Exchange, we intend to promptly disclose any amendments to certain provisions of the Code of Business Ethics, or waivers of such provisions granted to executive officers and directors, on our website under the Investor Relations section at www.bootbarn.com. The information contained on or accessible through our website is not incorporated by reference into this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The information required by this Item will be set forth in the 2023 Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item will be set forth in the 2023 Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item will be set forth in the 2023 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item will be set forth in the 2023 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Financial Statements and Financial Statement Schedules

See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted because they are not required or are not applicable or because the information required in those schedules either is not material or is included in the consolidated financial statements or the accompanying notes.

Exhibits

The exhibits listed below are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description
2.1(1)	Agreement and Plan of Merger by and among Boot Barn, Inc., Rodeo Acquisition Corp., Sheplers Holding Corporation and Gryphon Partners III, L.P. as Guarantor and the Sellers' Representative, dated as of May 29, 2015
3.1(2)	Second Amended and Restated Certificate of Incorporation of the Registrant
3.2(3)	Amended and Restated Bylaws of the Registrant
3.2.1(4)	Amendment, effective March 23, 2015, to Amended and Restated Bylaws of the Registrant
4.1(3)	Specimen Common Stock Certificate
4.2(13)	Description of Capital Stock
10.1†(5)	Amended and Restated Boot Barn Holdings, Inc. 2014 Equity Incentive Plan
10.2†(3)	Form of Restricted Stock Award Agreement under the Boot Barn Holdings, Inc. 2014 Equity Incentive Plan
10.3†(6)	Form of Restricted Stock Unit Issuance Agreement under the Boot Barn Holdings, Inc. 2014 Equity Incentive Plan
10.4†(3)	Form of Restricted Stock Award Agreement, by and between Boot Barn Holdings, Inc. and Brenda Morris
10.5†(3)	Form of Stock Option Agreement, by and between Boot Barn Holdings, Inc. and James G. Conroy
10.6†(14)	Boot Barn Holdings, Inc. 2020 Equity Incentive Plan
10.7†(14)	Boot Barn Holdings, Inc. Amended and Restated Cash Incentive Plan for Executives
10.8†(7)	Amended and Restated Employment Agreement, dated April 7, 2015, by and between Boot Barn, Inc. and James G. Conroy
10.9†(8)	Continued Employment Agreement, effective as of January 26, 2015, by and between Boot Barn, Inc. and Paul Iacono
10.10†(2)	Employment Agreement, effective as of May 11, 2014, by and between Boot Barn, Inc. and Laurie Grijalva
10.11†(2)	Letter Agreement, dated July 2, 2014, by and between Boot Barn, Inc. and Laurie Grijalva
10.12†(8)	Employment Agreement, effective as of January 26, 2015, by and between Boot Barn, Inc. and Gregory V. Hackman
10.13†(15)	Employment Agreement, dated October 26, 2021, by and between Boot Barn, Inc. and James Watkins
10.14†(8)	Form of Stock Option Agreement, by and between Boot Barn Holdings, Inc. and Gregory V. Hackman
10.15†(9)	Boot Barn Holdings, Inc. Cash Incentive Plan for Executives
10.16(3)	NSB Software as a Service Master Agreement, dated February 26, 2008, by and between Boot Barn, Inc. and NSB Retail Solutions Inc.
10.17+(3)	Carrier Agreement P720025535 01, effective as of September 30, 2013, by and between Boot Barn, Inc. and United Parcel Service Inc., including all Addendums thereto
10.18+(3)	Carrier Agreement P780025560 02, effective as of September 30, 2013, by and between Boot Barn, Inc. and United Parcel Service Inc., including all Addendums thereto
10.19 (3)	Form of Amended and Restated Indemnification Agreement
10.20(11)	Amendment No. 4 to Credit Agreement (which amends and restates the Credit Agreement in its entirety), dated as of July 11, 2022, by and among the Company, Boot Barn, Inc., Sheplers Holding, LLC (f/k/a Sheplers Holding Corporation), Sheplers, LLC (f/k/a Sheplers, Inc.), Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, Wells Fargo Bank, National Association, as Sole Lead Arranger and Sole Bookrunner, and the other Lenders named therein
10.21(10)	Guaranty Agreement dated as of June 29, 2015 by and among Boot Barn, Inc. and Sheplers, Inc. as Borrowers, Boot Barn Holdings, Inc., Sheplers Holdings Corporation and certain of their Subsidiaries as Guarantors, in favor of Wells Fargo Bank, National Association, as Administrative Agent.
10.22(10)	Collateral Agreement dated as of June 29, 2015, by and among Boot Barn Holdings, Inc., Boot Barn, Inc., Sheplers Holding Corporation, Sheplers, Inc. and certain of their Subsidiaries as Grantors, in favor of Wells Fargo Bank, National Association, as Administrative Agent.

Exhibit Number	Description
10.23(10)	Trademark Security Agreement, dated as of June 29, 2015, by Sheplers, Inc., in favor of Wells Fargo Bank, National Association, as Administrative Agent.
10.24(10)	Trademark Security Agreement, dated as of June 29, 2015, by Boot Barn, Inc., in favor of Wells Fargo Bank, National Association, as Administrative Agent.
10.25(13)	Employment Agreement, effective on or around April 2, 2018, by and between Boot Barn, Inc. and John Hazen.
10.26(13)	Employment Agreement, effective on May 5, 2014, by and between Boot Barn, Inc. and Michael A. Love.
10.27.1(13)	Supplemental Employment Letter Agreement, effective on April 1, 2017, by and between Boot Barn, Inc. and Michael A. Love.
10.27.2(13)	Supplemental Employment Letter Agreement, effective on or around June 12, 2018, by and between Boot Barn, Inc. and Michael A. Love.
21.1	List of subsidiaries
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Pursuant to Rules 405 and 406 of Regulation S-T, the following information from the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023 is formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statement of Stockholders' Equity; (iv) the Consolidated Statements of Cash Flows and (v) Notes to the Consolidated Financial Statements.
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended April 1, 2023, formatted in iXBRL in Exhibit 101.

† Indicates management contract or compensation plan.

+ Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and the omitted portions have been filed separately with the SEC.

(1) Incorporated by reference to our Current Report on Form 8-K filed on June 3, 2015.

(2) Incorporated by reference to our Quarterly Report on Form 10-Q filed on December 9, 2014.

(3) Incorporated by reference to our Registration Statement on Form S-1, File No. 333-199008.

(4) Incorporated by reference to our Current Report on Form 8-K filed on March 26, 2015.

(5) Incorporated by reference to our Current Report on Form 8-K filed on August 25, 2016.

(6) Incorporated by reference to our Quarterly Report on Form 10-Q filed on August 4, 2015.

(7) Incorporated by reference to our Current Report on Form 8-K filed on April 8, 2015.

(8) Incorporated by reference to our Current Report on Form 8-K filed on January 9, 2015.

(9)   Incorporated by reference to our Current Report on Form 8-K filed on August 31, 2017.

(10) Incorporated by reference to our Current Report on Form 8-K filed on July 2, 2015.

(11) Incorporated by reference to our Current Report on Form 8-K filed on July 14, 2022.

(12) Incorporated by reference to our Current Report on Form 8-K filed on February 21, 2019.

(13) Incorporated by reference to our Annual Report on Form 10-K filed on May 24, 2019.

(14) Incorporated by reference to our Current Report on Form 8-K filed on September 1, 2020.

(15) Incorporated by reference to our Current Report on Form 8-K filed on October 27, 2021.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOT BARN HOLDINGS, INC.

Date: May 18, 2023

By: /s/ JAMES G. CONROY

Name: James G. Conroy
Title: *President, CEO and Director*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES G. CONROY James G. Conroy	President, CEO and Director (Principal Executive Officer)	May 18, 2023
/s/ JAMES M. WATKINS James M. Watkins	Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	May 18, 2023
/s/ CHRIS BRUZZO Chris Bruzzo	Director	May 18, 2023
/s/ GENE EDDIE BURT Gene Eddie Burt	Director	May 18, 2023
/s/ LISA G. LAUBE Lisa G. Laube	Director	May 18, 2023
/s/ BRENDA I. MORRIS Brenda I. Morris	Director	May 18, 2023
/s/ ANNE MACDONALD Anne MacDonald	Director	May 18, 2023
/s/ PETER STARRETT Peter Starrett	Director	May 18, 2023
/s/ BRADLEY M. WESTON Bradley M. Weston	Director	May 18, 2023

(This page has been left blank intentionally.)

EXECUTIVE OFFICERS

James G. Conroy
President and Chief Executive Officer

Gregory V. Hackman
Executive Vice President and
Chief Operating Officer

James M. Watkins
Chief Financial Officer and Secretary

Laurie Grijalva
Chief Merchandising Officer

John Hazen
Chief Digital Officer

Michael A. Love
Chief Retail Officer

BOARD OF DIRECTORS

Peter Starrett
James G. Conroy
Chris Bruzzo
Eddie Burt
Lisa G. Laube
Anne MacDonald
Brenda I. Morris
Brad Weston










CORPORATE INFORMATION

Corporate Address
15345 Barranca Parkway
Irvine, CA 92618
www.bootbarn.com

Ticker Symbol
NYSE: BOOT

Investor Relations
investor.bootbarn.com

**Independent Registered
Public Accounting Firm**
Deloitte & Touche LLP
695 Town Center Dr. Ste 1000
Costa Mesa, CA 92626
714.436.7100

Transfer Agent
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150 Royall Street, Suite # 101
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877.373.6374
www-us.computershare.com/
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